Form 20-F
period 2023-09-30
Globavend Holdings Ltd
filed 2024-01-30
CIK 1978527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report :_____________

For the transition period from ________ to _______________

Commission file number: 333-274166

Globavend Holdings Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000, Australia

(Address of principal executive offices)

Wai Yiu Yau, Chief Executive Officer

Telephone: + 61 08 6141 3263

Email address: project@globavend.com

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.001 per share	GVH	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2023, there were 13,125,000 ordinary shares, par value US$0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 3 of 105 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“Articles” or “Articles of Association” are to the amended and restated articles of association of our Company (as amended from time to time) adopted on August 18, 2023, which took effect on November 8, 2023, and as amended, supplemented and/or otherwise modified from time to time;
●	“AUD” or “A$” are to Australian dollar(s), the lawful currency of Australia;
●	“BVI” are to the British Virgin Islands;
●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;
●	“Company,” “we,” “us,” and “Globavend Holdings” are to Globavend Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability on May 22, 2023;
●	“Controlling Shareholder” are to Mr. Wai Yiu Yau, the ultimate beneficial owner of Ordinary Shares representing approximately 78.25% of the issued capital of the Company as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information;
●	“COVID-19” are to the Coronavirus Disease 2019;
●	“Exchange Act” are to the US Securities Exchange Act of 1934, as amended;
●	“Globavend HK” are to Globavend (HK) Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of Globavend Holdings and our sole operating subsidiary in Hong Kong;

●	“Globavend BVI” are to Globavend Associates Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of Globavend Holdings;
●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;
●	“Hong Kong” are to Hong Kong special administrative region of the People’s Republic of China;
●	“Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company (as amended from time to time) adopted on August 18, 2023, which took effect on November 8, 2023 and as amended, supplemented and/or otherwise modified from time to time;
●	“Nasdaq” are to Nasdaq Stock Market LLC;
●	“Ordinary Shares” or “Shares” are to our ordinary shares, par value $0.001 per ordinary share;
●	“PCAOB” are to Public Company Accounting Oversight Board;
●	“PRC” or “China” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;
●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, are to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this annual report only;
●	“PRC laws” are to all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;
●	“SEC” or “U.S. Securities and Exchange Commission” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the US Securities Act of 1933, as amended;
●	“U.S. dollars” or “US$” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, consumers, the Company, and our operating subsidiaries on our business, financial condition and results of operations;
●	timing of the development of future business;
●	capabilities of our business operations;
●	expected future economic performance;
●	competition in our market;
●	continued market acceptance of our services and products distributed by us;
●	changes in the laws that affect our operations;
●	inflation and fluctuations in foreign currency exchange rates;
●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
●	continued development of a public trading market for our securities;
●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
●	managing our growth effectively;
●	projections of revenue, earnings, capital structure, and other financial items;
●	fluctuations in operating results;
●	dependence on our senior management and key employees; and
●	other factors set forth under “Item 3. Key Information – D. Risk Factors.”

You should refer to the section titled “Item 3. Key Information – D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our Company. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated statements of operations and cash flow

	For the years ended September 30,
	2021	2022	2023
Net cash provided by operating activities	$875,086	$783,045	$2,021,831
Net cash used in investing activities	(1,192)	(9,247)	(7,455)
Net cash used in financing activities	(222,753)	(1,244,502)	(2,017,979)
NET CHANGE IN CASH AND CASH EQUIVALENTS	651,141	(470,704)	(3,603)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	377,298	1,028,439	557,735
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,028,439	$557,735	$554,132

The summary consolidated balance sheet as at

	As of September 30,
	2022	2023
Total Assets	$2,520,508	$4,474,778
Total Liabilities	$(1,621,365)	$(3,972,602)

Total shareholders’ equity	$899,143	$502,176

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

The following table presents our summary consolidated statements of operations and comprehensive income for the fiscal years ended September 30, 2022 and 2023:

	Years ended September 30,
	2021	2022	2023
Revenue
Integrated cross-border logistics services	$11,993,332	$19,444,182	$16,872,539
Air freight forwarding services	1,262,748	4,577,014	1,713,989
	13,256,080	24,021,196	18,586,528

Cost of revenue	12,271,114	22,615,318	16,680,941
Gross profit	984,966	1,405,878	1,905,587

General and administrative expenses	421,181	588,732	758,726
Income from operation	563,785	817,146	1,146,861

Other income (expense)
Interest income	21	108	3,481
Interest expense	(78)	(2,755)	(1,066)
Other income	78,622	122,289	120,367
Total other income/(expense), net	78,565	119,642	122,782
Income before income taxes	642,350	936,788	1,269,643
Income tax expenses	77,592	126,561	192,251
Net income	564,758	810,227	1,077,392

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks together with the other information appearing elsewhere in this annual report before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may be unable to obtain exact amount of cargo space to facilitate our customers’ needs, and the termination or non-renewal of our block space agreements could have adverse effect on our results of operations.

In the course of business, our operating subsidiary Globavend HK obtains cargo space from air freight carriers through block space arrangements and direct booking. The block space agreements guarantee us a predetermined allocation of air cargo space at a discounted rate compared to prevailing market rates for a term of nearly 12 months. Shall we wish to obtain more cargo space than the allocated volume under the block space agreements, the additional cargo space will be subject to the latest market price. There is no guarantee that we will be awarded such additional cargo space. Further, if the prevailing market rates of air cargo space we source fall below the predetermined rates under the block space arrangements, we may have to offer cargo space to our customers at rates lower than the predetermined rates; otherwise, our customers may turn to other freight forwarders that are able to offer cargo space at a lower price.

Further, save for the cargo space that we procured from air freight carriers that were under the block space agreement, the other cargo spaces offered by our suppliers are on a first-come, first-served basis with no formal agreement for guaranteed supply of cargo space. Hence, there can be no assurance that we will be able to source cargo space within our customers’ expected time frame cost-effectively. We cannot guarantee that it will not happen in the future, and if we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demand, in particular during peak seasons, our reputation within the industry could be adversely affected.

In addition, these block space agreements are terminable on 60-days’ notice without penalty by either party to the relevant agreement, namely Globavend HK or the relevant air freight carriers. We cannot guarantee that these block space agreements will not be terminated before their expiration or be renewed. The termination or non-renewal of these block space agreements could potentially result in insufficient air cargo space for our integrated cross-border logistics services or freight forwarding services, leading to significantly higher costs in acquiring cargo space. As at the date of this annual report, we have not experienced any early termination or non-renewal of our block space agreements.

If we are unable to utilize our cargo space obtained through block space agreements, our business and results of operations may be adversely affected.

The demand of customers may differ from the supply of cargo space we obtain through block space agreements from time to time. Although we consolidate cargo to utilize the cargo space we have obtained in order to maximize our profit, we cannot assure you that we are always able to fully utilize all the cargo space we have obtained on every occasion. We cannot assure you that there will not be instances where, for instance, due to (i) departure timetable of the aircraft, (ii) popularity of the route, or (iii) seasonality factors, we are unable to fully consolidate all the cargo we have obtained. If these circumstances arise, we may have to bear the costs of all the excess cargo space we have purchased.

We have not entered into long-term sales agreements with our customers and rely on demands from our major customers, and our sales may fluctuate subject to our customers’ demands.

Our operating subsidiary Globavend HK does not enter into any long-term agreements with our customers, which mainly comprise businesses that operate e-commerce platforms or e-commerce merchants in Hong Kong and purchases that are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Accordingly, the quantity of cargo spaces required from our customers may fluctuate from time to time, which makes it difficult for us to project future demands from our customers. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our success depends on receiving continuous orders from our customers.

We rely on our customers to make continuous purchases of cargo space from us to maintain a stable source of revenue. If for any reason, our customers no longer require cargo spaces from us at the same level or on similar terms as they have done historically or at all, in the future (for example, in the event of decrease in customers’ end products due to economic downturn), or our customers remove us from their list of nominated logistics services providers, and if we are unable to obtain orders in substitution, or unable to develop new customers, our business may be materially and adversely affected.

We rely on our business partners, including air freight carriers, customs clearance companies, ground transportation companies, and local delivery service providers to implement certain services to our customers.

We maintain business relationships with air freight carriers, customs clearance companies, ground transportation companies, and local delivery service providers to implement services to our customers. Customs clearance companies, ground transportation companies, and local delivery service providers are engaged on an as-needed basis, since it is more cost-effective and offers flexibility in cost management. There is no assurance that our service providers will at all times perform at a satisfactory level. It may happen that the labels noting the destinations of the cargo fall off and that the air freight carriers mistakenly deliver the cargo to other destinations. Similarly, in case there is any error or delay due to various reasons, including, but not limited to, weather conditions, air traffic control, and human negligence, the goods of our customers may not be delivered to the assigned destination within the expected condition and time frame.

We cannot assure you that the service quality of air freight carriers or other service providers will always meet our or our customers’ standards or requirements. There may be occasions where, due to various reasons, our service providers are not able to deliver the goods on time or there may be instances where goods are damaged during the transfer. If our service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry may be adversely affected.

Decreased availability or increased costs of key logistics and supply chain services, such as warehousing equipment and materials, could impact our cost of operations and our profitability, as well as our cash flows. In addition, we may also be exposed to legal risks and subject to certain liabilities, including administrative fines, if those third parties fail to obtain all necessary licenses and permits as required.

In addition, we are dependent in part on third-party service providers to report certain events to us, such as delivery information and cargo claims. This partial reliance on third parties could cause delays in reporting certain events, impacting our ability to recognize revenue and claims in a timely manner. In addition, we cannot assure you that we will be able to obtain access to preferred third-party service providers at attractive rates or that these providers will have adequate capacity available to meet the needs of our customers.

Our business is susceptible to disruptions in the business activities of our suppliers of cargo space.

We need our suppliers to provide cargo space for our customers. Disruptions in the business activities of our suppliers may have negative impacts on our business. Such disruptions include (i) suspension or cancellation of flight lines due to technical failures or extreme weather conditions, especially when we rely on one airline carrier for a particular destination; (ii) labor strikes due to disagreements between labor and management; (iii) massive occurrence of political or industrial actions at transportations hubs or destination ports; (iv) wars or terrorist attacks; (v) serious financial difficulties faced by our suppliers during their course of business operations; and (vi) significant increases in freight rates and charges charged by service providers. In the event of occurrence of the above, we may have to arrange for alternative suppliers of cargo space from other air freight carriers for our customers within a tight time constraint.

If we are unable to source cargo space on alternative routes for our customers, we may have to bear such disruptions and our customers may switch to our competitors. Further, if there is any detrimental change to our business relationship with our major suppliers, our reputation, financial condition, and results of operations could be adversely affected.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network as we may fail to identify shipments that carry goods of dangerous or illicit nature.

We handle a large volume of shipments across our service network. In accordance with the air cargo security regime in Hong Kong and related statutory requirements of the Hong Kong Civil Aviation Department (CAD), 100% of cargoes arranged by us are required to be screened by the screening equipment (such as x-ray) certified by aviation security authorities, such as the European Civil Aviation Conference (ECAC) of the European Commission, Transportation Security Administration (TSA) of the United States, and Department for Transport (DOT) of Australia (“Screening Equipment”). We are required to ensure that all dangerous goods are properly classified, packed, marked, labeled, and documented before they are offered for air transportation. However, there is no assurance that our Screening Equipment or hand search/physical check by our screeners at piece level can successfully prevent the shipment of any illegal goods or dangerous goods.

Should we fail to identify shipments that carry goods of illicit or dangerous nature, these goods may end up being impounded by customs, where we may be subject to investigations and administrative or even criminal penalties, or if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation. In such event, our reputation, business, and results of operations may be materially and adversely affected. Furthermore, we face challenges with respect to the protection and control of these items when handling the shipments and inventories across our service network. Shipments and inventories in our service network may be stolen, damaged, or lost for various reasons, and we, together with our service providers, may be perceived or found to be liable for such incidents. As of the date of this annual report, we have not experienced any failure to detect shipments of illicit or dangerous nature.

We may fail to identify referral consignments that carry goods of dangerous or illicit nature.

Our business partners and customers may refer business opportunities or engage us as their service provider for the provision of logistics and freight forwarding services from Hong Kong to locations where we have a presence. We may also co-load our consignments with other freight forwarders to utilize the cargo space we have. In these circumstances, we may have no control over and no comprehension of the consignor’s nature of the consigned goods other than as declared on the relevant declaration forms. Even if we perform background checks on new customers and file police reports for any unclaimed and/or suspicious parcel, there is no assurance that the implementation of such measures will successfully prevent the transporting of any illegal or dangerous goods. Should consignment carry goods of illicit or dangerous nature and we fail to identify their nature, such goods may end up being impounded by customs or give rise to unexpected accidents, where we may be subject to investigation for breaking local laws and be fined by authorities. In such event, our reputation, business, and results of operations may be materially and adversely affected. As of the date of this annual report, we have not experienced any similar incident where we have failed to identify referral consignments that carry goods of dangerous or illicit nature.

Our insurance coverage may be inadequate to protect us from potential losses.

We have obtained insurance to cover certain potential risks and liabilities. We provide work-related injury insurance for our employees and property all risks insurance for our office and warehousing facilities. Additionally, we also purchase increased costs of work insurance for business interruption liability insurance and money-in-transit insurance covering warehouses and parcels, as well as other liability insurance as needed. However, we do not maintain product liability insurance or key-man insurance. There are also certain types of losses, such as from war, acts of terrorism, and certain natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Significant increases in freight rates and charges charged by service providers may affect our business, financial condition, and results of operations.

We entered into block space agreements with air freight carriers for the provision of air cargo spaces. Our pricing strategy takes into account factors such as the type of consignment, freight rates, future business opportunities, volume of cargo space required, and the charges charged by other service providers. If there is an increase in freight rates or the charges charged by other service providers, we will have to transfer such increase in costs to our customers. This may have an adverse effect on our pricing and costs.

These increases in rates charged by air freight carriers and other service providers are influenced by various factors, including fuel prices, exchange rates, import or export taxes, costs of labor, and market conditions, many of which are beyond our control. We may need to set off the significant increase in costs by increasing our prices, which may reduce our competitive advantage, thereby materially and adversely affecting our business.

Our profitability may be materially and adversely impacted if our investment in equipment, warehousing facilities, and information technology infrastructure does not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Although we are an asset-light company, our integrated cross-border logistics services may require certain investments and commitment of capital in equipment, warehousing facilities maintenance and expansion, and warehousing systems such as shelving, racking, and information technology systems. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for our warehousing facilities.

These capital expenditures are associated with certain inherent risks. We may not have the resources to fund such investment. Even if we have sufficient funding, assets that best suit our needs may not be available at reasonable prices or at all. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial condition and operating results.

Our business is substantially dependent on our relationship with our major service suppliers. Changes or difficulties in our relationships with our service suppliers may harm our business and financial results.

Our business is substantially dependent on our relationship with our major service suppliers. Our suppliers primarily include air freight carriers, ground transportation companies, and customs clearance companies. We consider major service suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2023, four major suppliers accounted for 33.1%, 23.1%, and 13.4% and 10.9% of our total purchases. For the year ended September 30, 2022, four major suppliers accounted for 26.2%, 14.7%, 14.6%, and 13.1% of our total purchases. For the year ended September 30, 2021, three major suppliers accounted for 51.2%, 21.1% and 12.8% of our total purchases.

Apart from the cargo block space agreements, we generally do not enter into any long-term agreements with our service suppliers. Accordingly, there is no assurance that Globavend HK can maintain stable and long-term business relationships with any service supplier. Failure to maintain existing relationships with the service suppliers or to establish new relationships in the future could negatively affect Globavend HK’s ability to obtain their services in a price advantage and timely manner. If Globavend HK is unable to obtain ample supply of services from existing suppliers or alternative sources of supply, Globavend HK may be unable to satisfy the orders from its customers or may only be able to provide its integrated cross-border logistics services or freight forwarding services to its customers at a much higher rate.

In addition, in the event that we are unable to renew our block space agreements with air freight carriers, it may be challenging to secure alternative air freight carriers that meet our customers’ requirements. We cannot guarantee that we will be able to secure comparable services from other air freight carriers on comparable or better commercial terms or at all.

An increase in fuel prices may reduce profitability.

The cost of fuel is a significant factor affecting the logistics industry in its freight forwarding business, as it impacts the operations of companies through the air freight rates. As a result, any increase in fuel price could raise our costs, potentially affecting our profitability if we are unable to pass on the costs to our customers. Fuel costs are subject to substantial fluctuations and influenced by various economic and political factors, most of which are beyond our control, such as political instability in oil-producing regions.

There may be disintermediation in the logistics industry and freight forwarding business in the future.

With the growing trend of digitization, a vast amount of information is now readily available online. The information transparency, coupled with the development of innovative technologies, such as online marketplaces, electronic payments, and algorithmic order-matching, has led manufacturers and retailers to seek ways to reduce the number of intermediaries in the supply chain, which may involve manufacturers and retailers shipping directly to their end customers. The trend of eliminating intermediaries creates disintermediation in our industry and possesses significant risks to our industry, as any significant decrease in demand for our freight forwarding services could negatively impact our business.

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

We rely on information technology to maintain our electronic systems and database in the course of our business operations. Our suppliers’ and customers’ information, flight schedules, and information on our customers’ goods at our warehouses are electronically recorded in our systems. While we take measures to ensure the security of our information technology systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the bookings of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost.

Furthermore, threats to information technology systems, including as a result of cyberattacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data, and the unauthorized release, corruption, or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems or other electronic security, including with our property and equipment.

These cybersecurity risks could:

●	Disrupt our operations and damage our information technology systems;
●	Subject us to various penalties and fees by third parties;
●	Negatively impact our ability to compete;
●	Enable the theft or misappropriation of funds;
●	Cause the loss, corruption, or misappropriation of proprietary or confidential information;
●	Expose us to litigation; and
●	Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to, or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships, and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures, and systems, it is possible that our business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information, or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber incident or attack could have a material adverse effect on our business, financial condition, and results of operations.

There is also no assurance that we will be able to successfully keep up with technological improvements in order to meet our customers’ needs or the technology developed by competitors will not have an adverse impact on the competitiveness or attractiveness of our services. In addition, hardware or software failure relating to information technology systems could significantly disrupt customer workflows and cause economic losses for which we could be held liable and that could damage our reputation. We are also subject to hacking or other attacks on our information technology systems.

We may not be able to meet the delivery schedule of our customers and may experience loss of revenue.

Once we accept orders from our customers, we are committed to delivering our customers’ products to their clients within the agreed schedule. If a possible delay in delivery schedule is anticipated, due to transport and shipping disruptions; delay in the cargo consolidation process; disruptions in our suppliers’ operations such as equipment breakdowns, power failures, severe weather conditions, or epidemic disease; and/or other factors beyond our control, we would take proactive actions such as timely negotiation with our customers for adjusting schedules and making delivery by expedited methods. We may incur additional expenses or have to offer additional discounts to our customers as a result of such remedial measures. When such delays occur, we may also experience a loss of revenue and, in the worst-case scenario, our customers may cancel the order. As of the date of this annual report, we have not experienced any delay that led to material cancellation of orders from our customers.

There is no assurance that we can maintain the qualifications, licenses, and registrations for the operation as an air freight forwarder.

It is essential to our operation as an air freight forwarder for us to maintain certain qualifications, licenses, and registrations. To maintain such qualifications, licenses, or registrations, we must comply with the relevant requirements imposed by the International Air Transport Association (“IATA”).

Further, the standards of compliance required may from time to time be subject to changes without substantial advance notice. We cannot assure you that all of the required qualifications, licenses, and registrations can be maintained or renewed in a timely manner or at all. If we fail to comply with any of the relevant requirements, our qualifications, licenses, or registrations could be temporarily suspended or revoked, or the renewal of our qualifications, licenses, or registrations upon expiry of their original terms may be delayed or refused. In such circumstances, our capability to undertake relevant work may be directly impacted, and our business may be materially and adversely affected.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues during the years ended September 30, 2021, 2022 and 2023.

We derive a significant portion of our revenues from a few major customers. For the year ended September 30, 2021, three customers accounted for 32.0%, 23.2%, and 10.3% of our total revenue. For the year ended September 30, 2022, three customers accounted for 19.3%, 16.4%, and 15.7% of our total revenue. For the year ended September 30, 2023, three customers accounted for 21.9%, 18.1%, and 14.2% of our total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from these customers. If any of these customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our freight forwarding services may reduce which compels us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, product design and development, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, Mr. Wai Yiu Yau, our founder, chief executive officer, and chairman of the board, has accumulated over 16 years of experience respectively in the logistics industry. See “Item 6. Directors, Senior Management and Employees.” In particular, Mr. Yau has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

The logistics industry in which we operate is highly fragmented and competitive, and there can be no assurance that we can compete successfully for customers in the future.

There are a number of players in the logistics industry, ranging from air freight carriers, freight forwarders, and other integrated logistics companies. We face intense competition from other players in the logistics industry, with pricing, route networks, and service offerings being the key differentiators. Furthermore, the logistics industry and freight forwarding business is highly fragmented and competitive due to the presence of numerous small to medium-sized players. Also, major air freight carriers have established their own subsidiaries to provide freight forwarding and logistics services, which increase the level of competition. Our customer base and market share may be negatively impacted by the intense competition, and we may not be able to compete effectively with our competitors if we cannot maintain or gain sufficient market presence or differentiate ourselves from them. For instance, our competitors may form alliances with international transportation or logistics service providers, enabling them to leverage extensive distribution networks, resources, and technologies that may not be available to us.

As a result, we may not be able to compete successfully with our existing or potential competitors. If we fail to source cargo space from our suppliers at a favorable price, we may have to adopt a more competitive pricing strategy by lowering our profit margin to maintain our customer base and market share. We may also have to adjust our profit margin and adopt a more competitive pricing strategy in order to maintain our position in the market. However, there can be no assurance that we can compete successfully over other industry platers for customers in the future. If we are unable to maintain our customer base, our business could be adversely affected.

Uncertainties relating to the growth and profitability of the e-commerce industry could adversely affect our revenues and business prospects.

As an e-commerce logistics services provider, we are dependent on customers operating e-commerce platforms or e-commerce merchants. The long-term viability and prospects of various e-commerce business models remain relatively untested. The future results of operations of the e-commerce platforms will depend on numerous factors affecting the development of the e-commerce industry, which may be beyond our control, such as (i) the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences; (ii) the selection, price, and popularity of products, as well as promotions that the e-commerce platforms offer online; (iii) whether alternative retail channels or business models better address the needs of consumers; and (iv) the development of fulfillment, payment, and other ancillary services associated with online purchases. A decline in the popularity of e-commerce may adversely affect the business prospects of our customers, and ultimately, our revenue and business prospects may be adversely affected.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

As we lease a number of properties for our business operations, we are exposed to risks in relation to unpredictable and increasing rental and relocation costs.

Our office and warehousing facilities are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. In the event that our rental expenses for our office located in Tsuen Wan increase, our operating expenses will increase and also affect our operating cash flows and, in turn, materially and adversely affect our business, results of operations, and prospects.

Furthermore, the leases for the office and warehousing facilities we use could be challenged by third parties or government authorities, which may cause interruptions to our business operations. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites at desirable locations on terms acceptable to accommodate our future growth on a timely basis or at all or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view on creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Globavend HK may be exposed to claims by third parties for infringement of intellectual property rights.

Some of the services rendered by Globavend HK are subject to intellectual property protection. In the event of disputes over the use of any intellectual property in our services, there is a risk that claims may be made against Globavend HK for intellectual property infringement. In addition, any protracted litigation will result in substantial costs and the diversion of resources and management’s attention.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, the Company, Globavend BVI, and Globavend HK are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost.

Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations.

As of September 30, 2023, Globavend HK had seven employees. As at the date of this annual report, we have eight employees. We intend to hire additional staff in Hong Kong and Australia to facilitate our expansion plans.

The economy in Hong Kong, Australia and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions (such as Australia) are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including a mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We and our service providers compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Since we operate in a labor-intensive industry, we may face a shortage of labor in the future or experience increasing labor costs. If we fail to recruit sufficient staff or retain our existing employees at an acceptable cost, we may not be able to shift the extra costs to our customers due to their bargaining power or the competitive pricing model adopted by our competitors. Therefore, the increase in labor costs and labor shortage may adversely impact our business, expansion plans, financial condition, and results of operations.

To mitigate the inflationary pressure and the risk of increasing labor costs, we have taken measures including (i) minimizing unnecessary and non-value-added costs in our operations, such as cost of excess packaging and sealing materials; and (ii) strengthening our price bargaining power by providing more competitive salaries and benefits to our employees and shifting excess costs to our customers by raising our charges. We would also continue to enhance our information technology infrastructure and develop intelligent delivery and collection solutions to lower labor involvements and, thus, reduce labor costs.

Natural disasters, acts of war, and other catastrophic events may adversely affect our operations.

Natural disasters, acts of God, wars, epidemics, material interruptions in service, or stoppages in transportation, as well as other events that are beyond our control, can have adverse effects on local economies, infrastructures, airports, port facilities, and international trade. Such events can also result in the closure of ports or airports and disruptions to cargo flows. Major earthquakes, weather events, cyberattacks, heightened security measures (actual or threatened), terrorist attacks, strikes, civil unrest, pandemic, or other catastrophic events may also cause a disruption or failure of our systems or operations thereby causing delays in providing services or performing other critical functions. In such an event, our business, financial condition, and results of operations may be adversely affected.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, a COVID-19 vaccination program had been greatly promoted around the globe; however, several types of COVID-19 variants emerged in different parts of the world.

Supply-chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Mainland China began to modify its zero-COVID-19 policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. Companies that are reliant on the transportation of goods and materials, such as us, which principally engaged in the logistics and freight forwarding business, may suffer from logistical disruptions across the extended supply network.

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19-related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity, and third-party financing, may become unavailable on terms acceptable to us or at all.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and the volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the logistics and freight forwarding industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Globavend Holdings is a holding company, and we conduct all our operations in Hong Kong through our operating subsidiary Globavend HK. Hong Kong is a special administrative region of the PRC. Due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	Delay or impede our development;
●	Result in negative publicity or increase our operating costs;
●	Require significant management time and attention; and
●	Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

All of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us.

All of our operations are conducted in Hong Kong. Hong Kong is a special administration region of the PRC. On July 1, 1997, the PRC assumed sovereignty of Hong Kong under the “one country, two systems” principle which ensures that Hong Kong has its own governmental and legal system that is independent from mainland China and, as a result, has its own distinct rules and regulations. The constitutional document of Hong Kong, the Basic Law, provides that Hong Kong enjoys the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong continues using the English common law system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

In contrast, the PRC legal system is a civil law system based on written statutes unlike the common law system applicable in Hong Kong; prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, the PRC’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in Hong Kong, who were of view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and ma, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you.

Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules, which could change at any time with little advance notice, are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels, or a regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Our principal business operations are conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize or, if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital-raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review, and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and it stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. We believe that we are not subject to the CSRC Filing Rules because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the CSRC Filing Rules and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form.” If our offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the CSRC Filing Rules, we may need to complete the filing procedures for our offering and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. As of the date of this annual report, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of Globavend HK, their respective abilities to accept foreign investments, and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations and whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary Globavend HK, located in Hong Kong. If the CSRC Filing Rules become applicable to Globavend HK, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to Globavend HK, the business operations of Globavend HK and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If Globavend HK becomes subject to the CAC or CSRC review, we cannot assure you that Globavend HK will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, Globavend HK may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition; may hinder our ability to offer or continue to offer Ordinary Shares to investors; and may cause the value of our Ordinary Shares to significantly decline or be worthless.

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, ZH CPA, LLC is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. ZH CPA, LLC is currently inspectable by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor is based in the United States and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice, and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact Globavend HK.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses—secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in PRC-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Although we mainly operate our business in Hong Kong, our customers principally comprise businesses that operate e-commerce platforms in Hong Kong. As such, the demand for e-commerce logistics, air freight forwarding, and related logistics services may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Rising tension between the U.S. and China may an adverse effect on global economic conditions. On August 9, 2023, an executive order was issued by President Biden to direct the Department of Treasury to issue regulations to restrict outbound investment in key technology sectors by U.S. persons to China, with a view to bolster U.S. national security and to curtail investment in sectors that may advance China’s military, intelligence, surveillance or cyber-enabled capabilities. Major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates, and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could, in turn, have a material adverse effect on the business outlook of our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiary Globavend HK; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

The future of Hong Kong’s position as a major air cargo hub in Asia is uncertain.

Our operations are solely located in Hong Kong, which serves as a critical hub for air cargo transportation in Asia. The high demand for cargo space on outbound routes from Hong Kong to other destinations is a significant advantage to our business. However, there can be no assurance that Hong Kong will continue to maintain its position as a transportation hub in the future. Hong Kong faces strong competition from other rival air cargo hubs. Shanghai shares the same cargo catchment area in the Pearl River Delta region, while Singapore shares the same positioning as a regional hub for intra-Asia trade and as a logistics center. In the event that Hong Kong loses its position as a transportation hub in Asia, the demand for freight forwarding services and ancillary logistics services and the overall business activities of the industries and, thus, our business may be adversely affected.

Risks Related to Our Ordinary Shares

If an active trading market does not develop, you may not be able to resell our Ordinary Shares at any reasonable price.

An active trading market may not develop or, if developed, may not be sustained for the trading of our Ordinary Shares. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to acquire other companies by using our Ordinary Shares as consideration.

The trading price of our Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low-volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	Regulatory developments affecting us or our industry;
●	Variations in our revenues, profit, and cash flow;
●	Changes in the economic performance or market valuations of other financial services firms;
●	Actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	Changes in financial estimates by securities research analysts;
●	Detrimental negative publicity about us, our services, our officers, our directors, our Controlling Shareholder, our business partners, or our industry;
●	Announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;
●	Additions to or departures of our senior management;
●	Litigation or regulatory proceedings involving us, our officers, our directors, or our Controlling Shareholder;
●	Release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares;
●	Sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our initial public offering in November 2023, we were a private company mainly operating our businesses in Hong Kong. As a result of our initial public offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting, and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Ordinary Shares or cause them to be worthless.

Globavend Holdings is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Globavend Holdings to Globavend HK or from Globavend HK to Globavend Holdings, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting or an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended September 30, 2023, we have identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	A limited availability of market quotations for our Ordinary Shares;
●	Reduced liquidity for our Ordinary Shares;
●	A determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	A limited amount of news about us and analyst coverage of us; and
●	A decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends under our Memorandum and Articles. The declaration and payment of all dividends are subject to certain restrictions under Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares, and you may even lose your entire investment in our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which, in turn, could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited.

We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our counsel as to the laws of the Cayman Islands has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our counsel as to the laws of the Cayman Islands has also informed us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the foreign courts against our Company under which a sum of money is payable (other than a sum of money payable in respect to multiple damages, taxes, or other charges of a like nature or in respect to a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our counsel as to the laws of Hong Kong has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, and (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Memorandum and Articles of Association and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in our Company’s Articles. A Cayman Islands-exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of members, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2021 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, currently, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act. As it is a new regime, it is anticipated that the ES Act will continue to evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and we may have to make changes to our operations in order to comply with all requirements under the ES Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	The sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;
●	The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	The selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering in November 2023. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

In addition to our status as an emerging growth company, we also report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, as long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of our initial public offering in November 2023, we have incurred significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in November 2023, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements, which could have an adverse effect on our public shareholders.

As of the date of this annual report, our directors, officers, and principal shareholders hold in aggregate 11,444,790 of our Ordinary Shares, representing approximately 78.25% of the total voting power. We are therefore a “controlled company” as defined under the Nasdaq Stock Market Rules.

Under Rule 4350(c) of Nasdaq Capital Market Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operation in June 2016 with the establishment of Globavend HK, a company incorporated under the laws of Hong Kong on June 27, 2016 Immediately before the reorganization in contemplation of our initial public offering, Globavend HK was wholly-owned by Mr. Wai Yiu Yau, our Controlling Shareholder.

On May 22, 2023, our ultimate holding company, Globavend Holdings was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, with an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares, par value US$0.001, with 13,125,000 Ordinary Shares issued and allotted to Globavend Investments Limited (“Globavend Investments”), a company incorporated under the laws of the BVI, and wholly-owned by our Controlling Shareholder.

On May 24, 2023, Globavend Associates Limited (“Globavend BVI”) was incorporated under the laws of the British Virgin Islands. Globavend BVI is a wholly owned subsidiary of the Company, which was incorporated for the purposes of acting as intermediary holding companies of the Company’s operating entity, Globavend HK.

On May 29, 2023, as part of the reorganization in contemplation of our initial public offering, we completed a share swap transaction, pursuant to which Globavend BVI acquired all the issued shares of Globavend HK from our Controlling Shareholder in consideration of Globavend BVI allotting and issuing another one ordinary share to Globavend Holdings. Following such share swap, Globavend HK became the Company’s indirectly owned subsidiary through Globavend BVI.

In November 2023, we completed our initial public offering and listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH.” We raised approximately US$3.0 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

Our principal office is located at Office 1401, Level 14, 197 St Georges Tce, Perth, WA 6000, Australia. Our telephone number is (+61) 08 6141 3263. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://www.globavend.com/. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

B.	Business Overview

Our Mission

We are an emerging e-commerce logistics provider providing end-to-end logistics solution in Hong Kong, Australia, and New Zealand. Our mission is to combine our experience, knowledge, and network with flexibility and agility to provide a one-stop logistics solution to customers and enterprises.

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our operating subsidiary in Hong Kong, Globavend HK. Since June 2023, we have established our principal executive office in Perth, Australia.

Founded in 2016, we are emerging e-commerce logistics provider providing end-to-end logistics solution in Hong Kong, Australia, and New Zealand. Our business spans Hong Kong and four cities in Australia and in New Zealand through our own business presence and the presence of our service providers. Our customers are primarily enterprise customers, being e-commerce merchants or operators of e-commerce platforms, providing business-to-consumer (B2C) transactions.

As an e-commerce logistics provider, we provide integrated cross-border logistics services from Hong Kong to Australia and New Zealand, where we provide customers with a one-stop solution, from parcel consolidation to air freight forwarding, customs clearance, on-carriage parcel transportation, and delivery. We rely on our own proprietary all-in-one shipping solution, which has been or can be connected to the customer’s own IT systems (such as enterprise resource planning (ERP) systems, customer relationship management (CRM) systems, booking management systems, or point-of-sale (POS) systems) on one end and the transportation management systems (TMS) of our ground transportation service providers on the other end, to facilitate effective logistics management.

Other than integrated cross-border logistics services, we also provide fragmented logistics services, which typically include freight forwarding services, to customers and enterprises at their own choice.

Our Services and Business Model

As an e-commerce logistics provider, we formulate and implement integrated, end-to-end, cross-border logistics solutions for our customers with the provision of air freight forwarding services and related logistics services as our principal business.

Our business model principally involves the provision of (i) integrated cross-border logistics services, which include air freight forwarding services offered as an integral part thereof; and (ii) air freight forwarding services, offered as a modularized logistics service segmented from our integrated cross-border logistics services.

Our logistics network covers Hong Kong and four cities in Australia, namely Sydney, Melbourne, Brisbane, and Perth, as well as New Zealand.

The chart below shows the coverage of our logistics network.

Integrated Cross-Border Logistics Services

Our integrated cross-border logistics services is our dominant business segment, which involve order processing, parcel consolidation, cross-border transportation (primarily by way of air freight), and air freight forwarding, followed by ground transportation and delivery at destination cities, together with other value-added services. While traditional logistics services providers typically provide fragmented logistics services and require customers to coordinate with various service providers, we, as an integrated cross-border logistics services provider, carry out the coordination with different players in the logistics value chain, including warehousing, customs clearance, and air freight or ground transportation services. This has effectively reduced the lead time and hassle and greatly improved the efficiency in fulfilling service orders.

As an integral part of our integrated cross-border logistic services, we have also developed our own proprietary all-in-one shipping solution, which was modified by us internally on a shipping software purchased by us in 2019. Our proprietary all-in-one shipping solution has been or can be connected to the internal sales or booking systems of customers, as well as the carrier management systems of the ground transportation carriers, to facilitate effective logistics management, the details of which are explained. Our services are provided primarily on a contract logistics basis, under which we provide our enterprise customers with customized integrated logistics services covering the entire delivery process. Our services start by enterprise customers making booking instructions in their own internal sales or booking systems, which integrate into our own proprietary all-in-one shipping solution. Upon receipt of booking instructions, our services start and cover from order origination to the final point of sale or delivery without further efforts or coordination from customers. This service is a customized one so as to fit a customer’s own business model, representing a seamless combination of order processing, parcel consolidation, transportation, and delivery.

For customers engaging our services with agreed price quotations, we can provide one-off or on-demand integrated cross-border logistics services. Alternatively, customers can also request for our logistics services on a modularized or one-off basis, i.e., they can request for any segment of our logistics services within the integrated cross-border logistics solution on a stand-alone basis.

As part of our integrated cross-border logistics services, we also provide related logistics services, which include the provision of supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services via our proprietary all-in-one shipping solution, and delivery at destination.

We engage (i) air freight carriers for the provision of cargo spaces, (ii) supporting ground transportation companies for the ground transportation services in Australia and New Zealand, (iii) customs clearance companies in Australia and New Zealand for the preparation of freight documentation and arrangement for customs clearance, and (iv) local delivery service providers for dispatching and distributing our customers’ goods to their designated destination in Australia and New Zealand.

Our integrated cross-border logistics services, together with our proprietary all-in-one shipping solution, enable us to provide efficient and customer-oriented services. This has resulted in our customers continuously engaging us for one-stop air freight forwarding services and comprehensive logistic services, allowing us to gradually build our customer base.

Air Freight Forwarding Services

In additional to our integrated cross-border logistics services, we also offer air freight forwarding services to customers as segregated and modularized logistics services to utilize the cargo spaces we have and widen our revenue stream.

Business Operation Flow

Set out below is a flow chart summarizing the usual workflow of our integrated cross-border logistics services business.

Booking Instructions	Parcel Drop-Off at Our Warehouse	Parcel Consolidation and Export Customs Clearance at Warehouse
Business Customers	Business Customers	Internal Staff

On-Carriage to Final Destination	Import Customs Clearance and Parcel Deconsolidation at Warehouse	Air Freight Forwarding
Ground Transportation Service Providers	Customs Clearance Companies	Air Freight Carriers

Destination
Customers

Customers

Our customers mainly consist of direct customers, who primarily are businesses that operate e-commerce platforms or e-commerce merchants in Hong Kong.

For the years ended September 30, 2021, 2022 and 2023, our five largest customers accounted for approximately 79.7%, 67.0%, and 69.6% of our revenue, respectively.

We do not enter into long-term agreements with our customers, which is in line with industry practice. For customers using our integrated cross-border logistics services, we will provide our rate lists setting out our charges from time to time. As such, it is not necessary for us to provide any quotations to customers prior to the acceptance of booking instructions. For customers using our air freight forwarding on a segmented basis, we will provide our quotation to the customers prior to or when a booking instruction is made with us.

We generally do not have any specific agreement with our customers on liability for damage of goods during transit, but we maintain insurance policies to cover such losses.

Suppliers

Our suppliers include (i) air freight carriers for the provision of cargo spaces, (ii) cargo screening service providers in Hong Kong, (iii) customs clearance companies in both Australia and New Zealand for the preparation of freight documentation and arrangement for customs clearance, and (iv) local delivery service providers for dispatching and distributing our customers’ goods to their designated destinations in Australia and New Zealand.

For the year ended September 30, 2023, four major suppliers accounted for approximately 33.1%, 23.1%, 13.4% and 10.9% of the total cost of revenue, respectively. For the year ended September 30, 2022, four major suppliers accounted for approximately 26.2%, 14.7%, 14.6%, and 13.1% of the total cost of revenue, respectively. For the year ended September 30, 2021, three major suppliers accounted for approximately 51.2%, 21.1% and 12.8% of the total cost of revenue, respectively.

For the years ended September 30, 2021, 2022 and 2023, we transacted with 9, 10 and 5 air freight suppliers, respectively, comprising air freight carriers and freight forwarders, for the provision of cargo spaces, as well as over 36, 55 and 43 suppliers, respectively, for transport and local delivery-related services.

In particular, we procure cargo spaces directly from air freight carriers under different arrangements, including (i) direct booking, and (ii) block space arrangements. We are an IATA-accredited cargo agent and entitled to make direct bookings with air freight carriers without any third-party agent. We generally procure cargo spaces through the block space agreements we entered into with air freight carriers for a period of time at pre-agreed costs, and we occasionally procure additional cargo spaces from air freight carriers through direct bookings.

As part of the services we provide, we also arrange third-party service providers to provide the necessary supporting and ancillary logistics services, such as customs clearance companies for customs clearance in Australia and New Zealand, cargo screening service providers to carry out the necessary aviation security measures, and local delivery service providers in destination cities to carry out the last-mile delivery. Ground transportation companies will also be engaged if customers request for parcel pick-up.

We purchase cargo space from our suppliers either through (i) direct booking from air freight carriers, or (ii) block space arrangements.

(i)	Direct booking

We purchase air cargo spaces through direct booking with air freight carriers or other freight forwarders on a demand basis, without entering into any fixed-term agreements. For the years ended September 30, 2021, 2022 and 2023, the value of direct bookings for cargo spaces made with air freight carriers and other freight forwarders amounted to approximately US$5.3 million, US$12.3 million and US$7.1 million, respectively.

For direct bookings with air freight carriers, we negotiate with air freight carriers for a fair price to secure the required cargo space for the consignment. This involves determining the necessary type of aircraft, the volume of cargo space required, and the destination. With our established relationships with various air freight carriers, we are able to secure satisfactory rates for our consignments.

Furthermore, we will co-load with other freight forwarders to secure air cargo spaces. This arrangement allows multiple freight forwarders to share a single air cargo space and split transportation costs. To ensure a cost-effective arrangement is attained, we consider various factors, such as price terms, schedule of flights, availability of cargo spaces, and the destination, when booking directly with other freight forwarders.

To maintain our status as an IATA-accredited cargo agent so as to entitle us to make direct bookings with air freight carriers. As of September 30, 2021, 2022 and 2023, we maintain bank guarantee of $5,128, $232,051 and nil, respectively, with IATA.

(ii)	Block Space Arrangements

We have established a block space agreement with an air freight carrier to secure a committed amount of air cargo spaces for a predetermined period, typically one year, at pre-agreed costs. The agreement is terminable by either party upon 60-days’ notice without any penalty. We are fully committed to obtaining the agreed volume of air cargo space as specified under the block space agreements. Such block space agreements typically contain clauses requiring us to make payments to air freight carriers for the agreed volume of cargo spaces, irrespective of whether the air cargo spaces have been fully utilized, except when the volume of air cargo spaces available for use on the particular aircraft is less than the agreed volume of cargo space.

During the years ended September 30, 2021, 2022 and 2023, we paid an aggregate cost of approximately US$986,858, US$1,340,658 and US$1,219,343, respectively, under our block space agreements.

The following sets forth the salient terms of the block space agreement we enter into with an air freight carrier for procurement of cargo spaces:

Parties:	(1) Qantas Airways Limited and (2) Globavend HK
Term:	Typically one year.
Committed volume of cargo space and rates	Generally an agreed level of cargo space (in terms of space allocation) for each week for certain flight schedules at predetermined prices.
Termination

Either party to the block space agreement may terminate the block space agreement by giving 60 days’ notice in writing to the other party.

Either Party may immediately terminate the block space agreement by giving notice if:

(a) the other party breaches any provision of the block space agreement and fails to rectify the breach within 30 days of receiving written notice requiring it to do so; or

(b) the other party breaches a material provision of the block space agreement and the breach is not capable of bring remedies.

Credit term	Generally within 14 days after the issuance of the invoice.

Information Technology Infrastructure

As an essential part of our integrated cross-border logistics services, we have developed our own proprietary all-in-one shipping solution, which was modified by us internally on a shipping software purchased by us in 2019. Our proprietary all-in-one shipping solution has been or can be connected to the customer’s own IT systems (such as enterprise resource planning (ERP) systems, customer relationship management (CRM) systems, booking management systems, or point-of-sale (POS) systems) on one end and the transportation management systems (TMS) of our ground transportation service providers on the other end, to facilitate effective logistics management.

Our all-in-one shipping solution performs two major functions: (i) a booking management function (BMS), and (ii) a transportation management function. The booking management function allows a high degree of customization and can be integrated into the customer’s own IT systems (such as enterprise resource planning (ERP) systems, customer relationship management (CRM) systems, booking management systems, or point-of-sale (POS) systems) by way of an Application Programming Interface (API). The booking management function enables booking instructions to be given, whether automatically by retrieving information from customers’ own IT systems or manually by users inputting the relevant booking management information.

The booking instruction typically includes the name of the consignee, the delivery address, the product type of the parcel, and its declared weight.

Our all-in-one shipping solution system is connected to the transportation management systems (TMS) of two of our major local delivery service providers. For delivery service provider A, an unique prefix identifying our company and a range of tracking numbers will be allocated to us from time to time. Once a booking instruction has been received, our system will generate an unique tracking number to the parcel, comprising of the unique prefix and an unique tracking number selected from the pre-assigned range of tracking numbers. Customers can then generate a thermal label from our all-in-one shipping solution and adhere it to the parcel. For delivery service provider B, once a booking instruction has been received, our all-in-one shipping solution system will give such instruction to the transportation management systems (TMS) through the application programming interface (API). An instant response, being an unique tracking number generated by its transportation management systems (TMS), will be given to our system. Customers can then generate a thermal label from our system and adhere it to the parcel. Our all-in-one shipping solution is also connected to the broker’s portal of our customs clearance companies through the application programming interface (API) opened to us. As such, the shipping instructions will be transmitted to our customs clearance companies through its broker’s portal for customs clearance and onward processing.

Our all-one-one shipping solution is also connected to cross-carrier shipping tracking platforms such that shippers and customers can monitor the status of their parcels in real time.

As our all-in-one shipping solution operates automatically it significantly reduces shipment errors and enhances logistics efficiency.

In addition, our all-in-one shipping solution will also generate a shipping label for each and every package with an unique tracking number imprinted on it. Enterprise customers can handily print out the thermal labels so generated and adhere it to packages.

Our all-in-one shipping solution can be integrated into customer’s IT systems, typically by way of application programming interface (API), with minimal costs. This also saves significant investment costs on part of the enterprise customers in developing their own shipment management systems.

The reliability of our all-in-one shipping solution as an e-commerce logistics provider has been recognized internationally. We are one of the carriers recognized by AfterShip, an established post-purchase platform providing cross-platform and cross-carrier e-commerce shipping tracking services, where shipments made with us can be tracked on the AfterShip tracking system.

With the integration of our all-in-one shipping solution into the customer’s own IT systems, we have been able to build a loyal customer base.

For the years ended September 30, 2021, 2022 and 2023, we did not experience any failure in our all-in-one shipping solution that caused material disruptions to our operations. We are, however, susceptible to risks relating to failure of our information technology system. For details regarding such risks, refer to “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry —Our business is dependent on information technology” and “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry —Our business is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.”

Sales and Marketing

We have been able to maintain a stable and harmonious business relationship with our existing customers, who are mainly e-commerce merchants, or businesses operating e-commerce platforms in Hong Kong. As a one-stop service provider, we offer door-to-door international delivery services in one package, which eliminates the need for our customers to coordinate with multiple service providers. Our directors are capable of providing relevant market information and advice on our capability to offer international logistics solutions. Our directors believe that our track record of providing efficient ways of delivering and handling our customers’ goods has helped us to build a loyal customer base. Our proprietary all-in-one shipping solution, which has been or can be incorporated into customers own IT systems, also helps us to create a close bond with our customers. We believe that customer loyalty is essential to our success, and we strive to provide high-quality services to maintain our customers’ loyalty. Through our high-quality and efficient services and commitment to our customers, we have been able to maintain a close relationship with our them, who, in turn, make referrals for our freight forwarding and related logistics services.

In addition to serving our existing customers, we also conduct outreach to potential customers who have no prior business relationship with us, as we seek to diversify and expand our customer base. Through our sales and marketing efforts, we target to diversify and expand our customer base, thereby boosting sales performance and fostering a more diversified customer network. We believe that our experience in serving e-commerce businesses, combined with our commitment to customer satisfaction, positions us for long-term success in the e-commerce logistics industry.

Pricing Strategy

Our directors are responsible for determining the price for our integrated cross-border logistics services and freight forwarding services. We adopt a cost-plus approach for our pricing for both lines of businesses. We take into account the following factors in determining the fees we charge our customers:

(i)	Type and value of consignment;
(ii)	Freight rates charged by our competitors;
(iii)	Future business opportunities;
(iv)	Reputation of the customer;
(v)	Costs of services, including freight charge, fuel charge, security charge, and charges of our service providers;
(vi)	Level of acceptance of the current market rates for similar services; and
(vii)	Weight of consignment and volume of cargo space required.

Competition

We operate in the logistics and freight forwarding industry, which involves the provision of services such as freight transport, freight forwarding, warehouse management, and distribution. The market we operate in is highly fragmented and can be segmented based on major industry groups, such as air cargo forwarding services, freight transportation, courier activities, warehousing and storage, and other logistics services. We understand that the core value of logistics solutions providers lies in their ability to move freight from the point of origin to the point of consumption within a stipulated time at the most competitive price. The key success factors in the industry include maintaining reputation, developing a strong and extensive network, having strong capital support, and possessing operational experience and management capability.

We face keen competition from numerous competitors operating on different scales in Hong Kong. Management believes that we compete favorably with our competitors through our competitive strengths, such as well-established partnerships with customers and our service suppliers, our all-in-one shipping solution system, and a strong capability to provide integrated logistics solutions.

Seasonality

For the years ended September 30, 2021, 2022 and 2023, there were no specific and obvious seasonality that affected the demand for our services. With regard to the global impact of the COVID-19 pandemic, our directors are of view that it indicates no positive correlation between the COVID-19 pandemic and our business. Instead, it is widely understood that demand for certain products are influenced by a number of factors, such as weather patterns, national holidays, economic conditions, major product launches, brand promotions, and many other market factors. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performances, since many of the market factors are unpredictable, and we provide no assurances that any market trends will continue. Due to these potential fluctuations, we place great importance on maintaining close contact with our customers to monitor trends and capture market needs effectively.

Insurance

We believe our insurance coverage is adequate to insure against the risks relating to our operations, given the size and nature of our business. Our insurance coverage includes, among others, work-related injury insurance for our employees and property all risks insurance for our office and warehousing facilities. Additionally, we also purchase increased costs of work insurance for business interruption, marine liability insurance, and money-in-transit insurance covering warehouses and parcels, as well as other liability insurance as needed. We review our insurance policies from time to time for adequacy in the breadth of coverage.

We are not liable for any damage or loss to our customers’ goods unless such damage or loss is caused by our negligence. Where we are liable for the damage or loss to our customers’ goods, claims against us from our customers are covered by the insurance policies we maintain as described above. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. For details regarding such risks, refer to “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry —Our insurance coverage may be inadequate to protect us from potential losses.”

Intellectual Property

As of the date of this annual report, we have registered one trademark in Hong Kong, which we consider to be material to our business:

Trademark	Place of registration	Trademark number	Owner	Class	Expiry date
	Hong Kong	306075667	Globavend HK	16, 35, 36, 38, 39, 42	October 5, 2032

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulation” in this annual report. We have obtained all the necessary licenses, permits, and approvals that are material to our business during the years ended September 30, 2021, 2022 and 2023, with details set forth below:

License/Permit/Approval	Holding Entity	Issuing Authority	Date of Grant	Date of Expiry
Accredited Cargo Agent	Globavend HK	International Air Transport Association	September 18, 2022	—
Regulated Agents	Globavend HK	Civil Aviation Department, HKSAR	August 18, 2020	—

Regulations

Regulations Related to Our Business Operations in Hong Kong

Regulations Related to Our Freight Forwarding Business

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong)

The Aviation Security Ordinance is an ordinance that makes provision for the prevention and suppression of acts of violence against civil air transport and connected purposes, and constitute the comprehensive legislation for implementation of the conventions and agreements on aviation security promulgated by the International Civil Aviation Organization (the “ICAO”). To safeguard aircraft against acts of unlawful interference, the ICAO has laid own standards and recommend practice in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. For the security of air cargo to be in line with Annex 17 to the CICA, the Hong Kong Aviation Security Programme, which is enforceable under the Aviation Security Ordinance, has incorporated the Regulated Agent Regime (the “RAR”) since March 2000. A cargo handling agent, a freight forwarder or a consignor of air cargo may apply for registration as a regulated agent (“RA”), who is required to comply with the requirements in respect of an RA in the Hong Kong Aviation Security Programme, in order to prevent the unauthorized carriage of explosives and incendiary devices in the consignments of cargo intended for carriage by air.

Under the RAR, an RA is obliged, among other obligations, to ensure that the appropriate security controls acceptable by the Civil Aviation Department (“CAD”) are properly implemented upon the acceptable of cargo for carriage by air unless the consignment of cargo is safeguarded against unauthorized interference after its reception and to make best endeavours to protect it from unauthorized interference until the consignment is accepted by another RA or an airline.

An RA shall also ensure that a consignment of cargo accepted from a known consignor or another RA is:

(a)	accompanied by a full description of the contents in the shipping documents (e.g. airway bills, cargo manifests), that the RA’s registration code or the known consignor’s code on the shipping documents of the consignment is checked;

(b)	checked against the description in the shipping documents in respect of the quantity of the cargo tendered and any sign of the package having been tampered with;

(c)	declared as known cargo by checking the annotation of the tendering RA’s registration code or otherwise stated as unknown cargo on shipping documents in the inter-RA’s handling; and

(d)	safeguarded from unauthorized interference after it has been received until accepted by the next RA or an airline, or until loaded on to an aircraft.

RAs shall also maintain an orderly documentation and record system. Documents such as airway bills, cargo manifests and relevant instructions from consignors should be kept for at least 31 days after the consignment is flown.

On September 1, 2016, the ICAO has introduced a new policy direction to progressively increase the required screening percentage of known cargoes consigned by existing consignors which have not been approved by the CAD, from 1% to 100% before the deadline imposed by ICAO (June 30, 2021). From June 2021 onwards, prior to the air cargo being loaded onboard, all registered agents will be required to screen 100% of their cargo tendered by consignors not approved by the CAD. In anticipation of an upsurge in screening demand, a regulated air cargo screening facilities scheme which enables and regulates air cargo screening at off-airport locations has been formulated. Any entity which intends to conduct air cargo security screening operations in their premises may apply for acceptance by the CAD to become a regulated air cargo screening facility (“RACSF”). Each RACSF must have at least two nominated persons for cargo security who have attended and completed the RACSF training program acceptable to the CAD. The relevant training certificates are valid for a period of three years, hence, the relevant RACSF should arrange for revalidation of the same by their expiry.

Dangerous Goods (Consignment by Air) (Safety) Ordinance (Chapter 384 of the Laws of Hong Kong)) and Dangerous Goods (Consignment by Air) (Safety) Regulations (Chapter 384A of the Laws of Hong Kong)

The Dangerous Goods (Consignment by Air) (Safety) Ordinance (“DGO”) is to control, in the interests of safety, the preparation, packing, marking, labelling and offering of dangerous goods for carriage by air. Under the DGO, dangerous goods (“Dangerous Goods”) is defined as any article or substance which is listed in the Technical Instructions for the Safe Transport of Dangerous Goods by Air (“Technical Instructions”) published by the ICAO and any article or substance not so listed by name but having properties corresponding to those of one of the general classifications of articles and substances in the Technical Instructions. When offering or handling Dangerous Goods for air carriage, consignors are required under the DGR to ensure all Dangerous Goods are properly classified, packed, marked, labelled and documented.

Any person who consigns Dangerous Goods in contravention of the Dangerous Goods (Consignment By Air) (Safety) Regulations (“DGR”) commits an offence and on conviction on indictment is liable to a fine of HK$250,000 and imprisonment for two years or on summary conviction to a fine of HK$50,000 and to imprisonment for one year. Furthermore, where a company commits an offence, every director and every officer concerned in the management of the company may be convicted of the like offence as specified under the DGO. Those Dangerous Goods and any packaging for Dangerous Goods may be forfeited.

Additionally, as required under the DGR, staff of a freight forwarder shall not perform the function of processing Dangerous Goods, processing cargo (not containing Dangerous Goods) or handling, loading and storage of cargo unless he/she has completed training programmes which fulfill the requirement under the DGR. Staff who process Dangerous Goods without completing the necessary training programmes commits an offence and the freight forwarder and such staff each commits an offence and is liable to a fine of HK$25,000 and to imprisonment for six months. Also, a freight forwarder commits an offence where it did not ensure its staff who process cargo (not containing Dangerous Goods) or handle, load and store cargo to complete the necessary training programmes and it is liable to a fine of HK$25,000 and to imprisonment for six months.

International Conventions - Carriage of Goods by Air

In relation to carriage of goods by air, the relevant international conventions are the Warsaw Convention for the Unification of Certain Rules Relating to International Carriage by Air 1929 (the “Warsaw Convention”) and the Montreal Convention for the Unification of Certain Rules for International Carriage by Air 1999 (the “Montreal Convention”).

The Warsaw Convention

The Warsaw Convention was an international convention which regulates liability for international carriage of persons, luggage or goods performed by aircraft for reward. It was originally signed in 1929 in Warsaw and was amended in 1955 by the Hague Protocol (the “Amended Warsaw Convention”). Hong Kong still applies the Amended Warsaw Convention to international air carriages with countries that have adopted the Amended Warsaw Convention but not the Montreal Convention.

The Montreal Convention and the Carriage by Air Ordinance

The Montreal Convention was designed to establish worldwide uniformity in liability rules governing air carriage of person, baggage and cargo for compensation between two countries which are parties to it. Hong Kong ratified the Montreal Convention on 15 December 2006. The Montreal Convention was put into force in Hong Kong under the Carriage by Air Ordinance (Chapter 500 of the Laws of Hong Kong) (the “CAO”).

The provisions of the Montreal Convention, as set out in Schedule 1A of the CAO, so far as they relate to the rights and liabilities of carriers, carriers’ servants and agents, passengers, consignors, consignees and other persons, and subject to the CAO, have the force of law in relation to any carriage by air to which the Montreal Convention applies, irrespective of the nationality of the aircraft performing that carriage.

Article 18 of the Montreal Convention determines the extent of the carriers’ liability during carriage of cargoes. Article 18(1) states that the carrier is liable for damage sustained in the vent of the destruction or loss of, or damage to, cargo upon condition only that the event which caused the damage so sustained took place during the carriage by air. Article 18(2) provides the following four defences to the carrier:

(a)	inherent defect, quality or vice of that cargo;

(b)	defective packing of that cargo performed by a person other than the carrier or its servants or agents;

(c)	an act of war or an armed conflict; and/or

(d)	an act of public authority carried out in connection with the entry, exit or transit of the cargo.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this annual report, the Company believes it has made all contributions required under the MPFSO.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for protection to employees with respect to their safety and health in workplaces. It applies not only to industrial workplaces but also non-industrial.

Under the Occupational Safety and Health Ordinance, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by: (a) providing and maintaining plant and systems of work that are safe and without risks to health; (b) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) providing such information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees; (d) as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; and (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and (e) providing and maintaining a working environment for the employees that is safe and without risks to health. An employer who fails to comply with the above provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and on conviction on indictment, to a fine of HK$10,000,000. Further, an employer who intentionally, knowingly or recklessly fails to comply with these provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and to imprisonment for six months, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of this ordinance or the Factories and Industrial Undertakings Ordinance (Cap 59 of the Laws of Hong Kong), or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer or occupier who fails to comply with such improvement notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and imprisonment of up to twelve months. An employer or occupier who fails to comply with such suspension notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$1,000,000, to imprisonment for twelve months, and to a further fine of HK$100,000 for each day or part of a day during which such employer or occupier knowingly and intentionally continues the contravention.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertaking Ordinance (the “FIUO”) imposes general duties on proprietors of and persons employed at industrial undertakings, including without limitation to cargo and container handling undertakings, factories and other industrial workplaces, to ensure health and safety at work in such undertakings. Proprietor includes any person, body corporate, a firm, an occupier and the agent of such an occupier having the management or control of the business carried on in an industrial undertaking for the time being.

Section 6A(1) of the FIUO provides that “it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking.” Contravention of such duty is an offence and is liable to a fine of HK$3,000,000 on summary conviction, and HK$10,000,000 on conviction on indictment. A proprietor willfully contravene with the duty imposed by section 6A(1) without reasonable excuse commits an offence and is liable to a fine of HK$3,000,000 and to imprisonment for six months on summary conviction, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

There are 30 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (Chapter 59J of the Laws of Hong Kong)

The Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations lay down the legal requirements for safe use, construction, testing and examination of lifting gear and lifting appliance used for lowering or raising or as a means of suspension in any industrial undertaking (the “Lifting Equipment”). Every employer providing lifting equipment for use at work, and every person having control of such use, should observe and ensure compliance with the regulation. In particular, the lifting equipment must be sufficiently strong, properly maintained, and thoroughly examined by a competent examiner at least once every twelve months and certified by the competence examiner in an approved form as being in a safe working order; the lifting equipment should not be loaded beyond the maximum safe working load; and that no load is left suspended from a lifting appliance unless a competent person is in charge of the lifting appliance during the period of suspension.

Depending on the offence, different levels of penalty are imposed for contraventions of these regulations. The penalties for committing an offence under the Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations range from a fine at HK$100,000 to HK$400,000, and imprisonment of up to twelve months.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulations (Chapter 59AG of the Laws of Hong Kong)

These regulations regulate the use and operation of loadshifting machine. Loadshifting machine used in industrial undertaking as defined in the regulations includes fork-lift truck.

Regulations 3 and 4 impose duties on the responsible person to (i) ensure that the loadshifting machine shall be operated by a person aged 18 or above and holding a valid certificate applicable to the type of loadshifting machine that that person is instructed to operate, (ii) provide every employee instructed to operate the loadshifting machine a training course conducted for the relevant type of loadshifting machine, and (iii) if the employee fails to obtain a certificate following the training course, the employer is responsible to provide an additional training course. The meaning of responsible person, in these regulations and the context of industrial undertaking, is a person having the management or in charge of the machine, but excluding the person operating the machine.

A responsible person without reasonable excuse contravenes the duty imposed by Regulation 3 or 4 is liable to a fine of HK$100,000.

Regulations Related to Intellectual Property

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defense for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)	identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)	identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)	similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)	identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)	applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and
(b)	at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Regulations Related to Import and Export of Goods

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

The Import and Export Ordinance provides for the regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or which may be export from Hong Kong, and any matter incidental to or connected with the foregoing.

The import and export of certain articles are prohibited unless with the relevant licenses under sections 6C and 6D which are issued under section 3 of the Import and Export Ordinance. Pursuant to section 6C of the Import and Export Ordinance, no person shall import any article specified in Schedule 1 to the Import and Export (General) Regulations (Cap 60A of the Laws of Hong Kong) except under and in accordance with an import license issued by the Director-General of Trade and Industry under section 3 of the Import and Export Ordinance. Section 6D of the Import and Export Ordinance provides that no person shall export any article specified in the second column of Schedule 2 to the Import and Export (General) Regulations to the place specified opposite thereto in the third column of the schedule except under and in accordance with an export license issued by the Director-General of Trade and Industry under section 3 of the Import and Export Ordinance.

Any person who contravenes section 6C or 6D of the Import and Export Ordinance in respect of any article specified in Part 1 of Schedule 1 or Part 1 of Schedule 2 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) shall be liable on conviction to a fine of HK$500,000 and to imprisonment to two years. Any person who contravenes section 6C or 6D of the Import and Export Ordinance in respect of any article specified in Part 2 of Schedule 1 or Part 2 of Schedule to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) shall be liable to a fine of $500,000 and to imprisonment for two years on summary conviction, or a fine of $2,000,000 and to imprisonment for seven years on conviction on indictment.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong)

Regulation 3 of the Import and Export (Registration) Regulations (“Import and Export Regulations”) sets out exemptions in respect of regulations 4 and 5.

Pursuant to regulation 4 of the Import and Export Regulations, every person, including company, who imports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete import declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration required to be lodged shall be lodged within 14 days after the importation of the article to which it relates.

Regulation 5 of the Import and Export Regulations requires that every person who exports or re-exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration required to be lodged shall be lodged within 14 days after the exportation of the article to which it relates.

Any person fails or neglects to do such declaration as required under regulations 4 and 5 of the Import and Export Regulations within 14 days after the importation or exportation (as the case may be) of the article to which it relates without any reasonable excuse, or, where he or she has such excuse, fails or neglects to lodge such declaration in such manner as soon as is practicable after the cessation of such excuse, shall be liable to (1) a fine of HK$2,000 upon summary conviction; and (2) commencing from the date of conviction, a fine of HK$100 in respect of everyday during which his failure or neglect to lodge such declaration in that manners continues. Further, any person who knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable on summary conviction to a fine of HK$10,000. Any person who, in contravention to the provisions of regulations 4 and 5 of the Import and Export Regulations knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable on summary conviction to a fine of HK$10,000.

Regulations and Notices Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;
●	Principle 2 — accuracy and duration of retention of personal data;
●	Principle 3 — use of personal data;
●	Principle 4 — security of personal data;
●	Principle 5 — information to be generally available; and
●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
●	if the data user holds such data, to be supplied with a copy of such data; and
●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Data Protection Act (As Revised) of the Cayman Islands

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.globavend.com/ or through phone number (+61) 08 6141 3263.

Regulations Related to Our Business Operations in Australia and New Zealand

Our business operation is also subject to many laws and regulation in Australia and New Zealand, including those related to privacy, data protection, import and export of goods, aviation security, intellectual property, consumer protection, health and safety, employment and labor, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business.

Aviation Security Law in Australia

Apart from Hong Kong, Australia is also a signatory state of CICA. The Australian Government regulates the security of the Australian aviation environment through the Aviation Transport Security Act 2004 (ATSA) and the Aviation Transport Security Regulations 2005 (ATSR). The purpose of the ATSA is to establish a regulatory framework to safeguard against unlawful interference with civil aviation and maintain and improve aviation security. This is done in accordance with international standards and practices set out in Annex 17 of the CICA.

The Cyber and Infrastructure Security Centre is responsible for administering the ATSA and ATSR, while aviation industry participants, such as airport and aircraft operators, are responsible for delivering security on a day-to-day basis.

Aviation Security Law in New Zealand

New Zealand is also a signatory state of the CICA. The Civil Aviation Act 1990 governs New Zealand’s civil aviation system and sets the overall framework for aviation safety, security and economic regulation. The Airport Authorities Act 1966 gives airport authorities a range of functions and powers to establish and operate airports. On April 5, 2023, the Civil Aviation Bill received Royal assent and became the Civil Aviation Act 2023. The new Act will be in force from April 5, 2025.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report:

The charts below illustrate our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background		Ownership
Globavend BVI	-	A BVI company	100% owned by Globavend Holdings
	-	Incorporated on May 24, 2023
	-	Issued share capital of US$2.00
	-	Intermediate holding company

Globavend HK	-	A Hong Kong company	100% owned by Globavend BVI
	-	Incorporated on June 27, 2016
	-	Issued share capital of HK$1,000,000
	-	Engaged in the provision of cross-border logistics and air-freight forwarding services

D.	Property, Plant and Equipment

We do not own any real property.

During the years ended September 30, 2021, 2022 and 2023, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	Room 13, 18/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(1)	236.16 (approximate)	HK$28,000 per month
2.	Room 02A, 24/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(2)	167.22 (approximate)	HK$19,000 per month
3.	Workshop C1, 15/F, Block C, Tsing Yi Industrial Centre Phase 2, No. 1 – 33 Cheung Tat Road, Tsing Yi, New Territories, Hong Kong(3)	179.21 (approximate)	HK$17,000 per month(3)

(1)	Globavend HK entered into a lease agreement with an independent third party, pursuant to which Globavend HK leased the premises with a lease term from September 10, 2021 to September 9, 2023, and extended by another lease agreement for a further lease term from September 10, 2023 to September 9, 2026.
(2)	Globavend HK entered into a lease agreement with an independent third party, pursuant to which Globavend HK leased the premises with a lease term from December 10, 2021 to December 9, 2022. The lease was terminated upon expiry on December 9, 2022.

(3)	Globavend HK entered into a lease agreement with an independent third party, pursuant to which Globavend HK leased the premises with a lease term from February 10, 2019 to February 9, 2021. Globavend HK entered into a new lease agreement with an independent third party in respect to the same premises, pursuant to which Globavend HK leased the premises with a lease term from February 10, 2021 to February 9, 2022, at a monthly rent of HK$16,000. The lease was terminated on September 10, 2021.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Item 3. Key Information – D. Risk Factors.” and elsewhere in this annual report. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

A.	Operating Results

OVERVIEW

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong subsidiary Globavend HK.

We are an established emerging e-commerce logistics provider providing end-to-end supply chain solution in Hong Kong, Australia and New Zealand. We provide integrated cross-border logistics services between Hong Kong, Australia and New Zealand, where we provide customers with a one-stop solution, from parcel consolidation to air-freight forwarding, customs clearance, on-carriage parcel transportation and delivery. Our customers are primarily enterprise customers, being e-commerce merchants, or operators of e-commerce platforms, in providing business-to-consumer (B2C) transactions.

MAJOR FACTORS AFFECTING OUR FINANCIAL RESULTS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

During the years ended September 30, 2021, 2022 and 2023, a large portion of our revenues was generated in Hong Kong. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Fluctuations in foreign exchange rates

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this annual report are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the years ended September 30, 2021, 2022 and 2023, we incurred approximately 52.8%, 47.7% and 54.3% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we believe that our exposure from foreign currency fluctuations is unlikely to be material. Foreign currency fluctuations had a slightly positive impact on net income for the years ended September 30, 2021, 2022 and 2023. For the year ended September 30, 2021, 2022 and 2023, the foreign exchange gains were $30,173, $72,974 and $118,508, respectively.

Impact of COVID-19

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination programs had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the transportation of goods and materials, such as our Company, which relies on transportation services from our suppliers, may suffer from plant closures and supply shortages across the extended supply network.

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concerns continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing became unavailable on terms acceptable to us or at all.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the logistics and freight forwarding industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. However, we note that the government authorities have gradually uplifted the preventive measures in relation to the COVID-19. For instance, on January 30, 2023, the Hong Kong government has ceased to issue any isolation orders to COVID-19 infectants. On May 5, 2023, the World Health Organization (WHO) announced that COVID-19 no longer constitutes a public health emergency of international concern (PHEIC). On May 30, 2023, the Hong Kong government has lowered the response level of COVID-19 from emergency level to alert level. We expect that the adverse effects of COVID-19 will start to diminish in 2023. We will continue to closely monitor the situation throughout 2023 and beyond.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Year Ended September 30, 2022 and 2023

	Years ended September 30,
	2022	2023	Changes
	$	$	$
Revenue
Integrated cross-border logistics services	19,444,182	16,872,539	(2,571,643)
Air freight forwarding services	4,577,014	1,713,989	(2,863,025)
	24,021,196	18,586,528	(5,434,668)

Cost of revenue	22,615,318	16,680,941	(5,934,377)
Gross profit	1,405,878	1,905,587	499,709

General and administrative expenses	588,732	758,726	169,994
Income from operation	817,146	1,146,861	329,715

Other income (expense)
Interest income	108	3,481	3,373
Interest expense	(2,755)	(1,066)	1,689
Other income	122,289	120,367	(1,922)
Total other income/(expense), net	119,642	122,782	3,140
Income before income taxes	936,788	1,269,643	332,855
Income tax expenses	126,561	192,251	65,690
Net income	810,227	1,077,392	267,165

Year Ended September 30, 2023 Compared to Year Ended September, 2022

Revenues

Our revenue decreased by $5,434,668, or 22.6%, from $24,021,196 for the year ended September 30, 2022 to $18,586,528 for the year ended September 30, 2023, primarily due to the decrease in the integrated cross-border logistics services and air freight forwarding services in 2023.

Our revenue from integrated cross-border logistics services decreased by $2,571,643, or 13.2%, from $19,444,182 for the year ended September 30, 2022 to $16,872,539 for the year ended September 30, 2023. The revenue was derived from the integrated cross-border logistics services for delivering goods from Hong Kong to Australia and New Zealand. Logistics income is recognized over the logistics time. The decrease of revenue from the integrated cross-border logistics services is due to the higher average sales price per freight weight which driven down sales demand and volume from customers.

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Years ended September 30,
	2022	2023
Average daily number of packages	$5,890	$5,654
Average daily freight weight (kilogram)	2,765	1,896
Average daily number of shipments	3.09	2.81
Average daily revenue per freight weight	19.27	24.38

Our revenue from air freight forwarding services decreased by $2,863,025, or 62.6%, from $4,577,014 for the year ended September 30, 2022 to $1,713,989 for the year ended September 30, 2023. The Company sells air freight spaces to other freight forwarders to earn income through the price differences. Air freight forwarding revenue is recognized upon the completion of the transaction. The decrease of such revenue is mainly because the Company was focus on selling the air freight spaces with high unit prices in 2023, which lowered the sales volume. The number of air freight spaces sold decreased from 219 for the year ended September 30, 2022 to 146 for the year ended September 30, 2023.

Cost of Revenue

The following table set forth the breakdown of our cost of revenue for the periods indicated:

	Years ended September 30,
	2022	2023
Air freight charges	$12,261,846	$7,113,911
Last mile carriage and alliance costs	10,230,017	9,415,448
Warehouse labor costs	79,496	133,437
Packing costs	43,959	18,145
	$22,615,318	$16,680,941

Our cost of revenue mainly represented air freight charges, last mile carriage and alliance costs, packaging costs and labor costs. Our cost of revenue decreased by $5,934,377, or 26.2%, from $22,615,318 for the year ended September 30, 2022 to $16,680,941 for the year ended September 30, 2023, mainly due to decrease in air freight and courier expenses to fulfill the decreased sales transactions.

Our air freight charges mainly represented costs of air freight services. Our air freight charges decreased by $5,147,935, or 42.0%, from $12,261,846 for the year ended September 30, 2022 to $7,113,911 for the year ended September 30, 2023, mainly due to the decreased sales from both air freight forwarding services and integrated cross-border logistics services and lower air freight rates offered by suppliers during the year ended September 30, 2023.

Our last mile carriage and alliance costs mainly represented courier service charges, customs clearance fees and other alliance service charges. Our last mile carriage and alliance costs decreased by $814,569, or 8.0%, from $10,230,017 for the year ended September 30, 2022 to $9,415,448 for the year ended September 30, 2023, mainly due to less delivery orders from integrated cross-border logistics services.

Our warehouse labor costs mainly represented salaries and wages of warehouse staff. Our warehouse labor costs increased by $53,941, or 67.9%, from $79,496 for the year ended September 30, 2022 to $133,437 for the year ended September 30, 2023, mainly due to more part-time workers hired to improve the work efficiency. For the year ended September 30, 2022, some warehouse works were contributed by several full-time employees which salaries were incurred in general and administrative expenses.

Our packing costs mainly represented packing materials, including boxes and labels, for repacking customers’ products. Our packing costs decreased by $25,814, or 58.7%, from $43,959 for the year ended September 30, 2022 to $18,145 for the year ended September 30, 2023, mainly due to less packing materials used for declined sales from integrated cross-border logistics services.

Gross Profit

Our gross profit increased by 35.5% to $1,905,587 for the year ended September 30, 2023, from $1,405,878 for the year ended September 30, 2022. Our gross profit margin increased to 10.3% for the year ended September 30, 2023, from 5.9% for the year ended September 30, 2022. The increase in gross profit margin could be attributed to the lower freight costs and higher sales unit prices.

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Years ended September 30,
	2022	2023
Staff costs	$383,959	$370,826
Audit fees	1,667	171,667
Travel expenses	69,383	45,056
Depreciation Charge and Amortization of right-of-use assets	61,484	50,834
Allowance for expected credit loss	335	44,765
Others	71,904	75,578
	$588,732	$758,726

Our general and administrative expenses mainly represented staff costs, audit fees, traveling expenses, depreciation charge, amortization of right-of-use assets, allowance for expected credit loss and other administrative expenses. Our general and administrative expenses increased by $169,994, or 28.9%, from $588,732 for the year ended September 30, 2022 to $758,726 for the year ended September 30, 2023, mainly due to audit fees expensed off and increase in allowance for expected credit loss.

Our audit fees mainly represent annual audit fees incurred by the Company and its subsidiary. Audit fees increased by $170,000, or 10,198.0%, from $1,667 for the year ended September 30, 2022 to $171,667 for the year ended September 30, 2023. This was mainly due to the professional services fees on the annual audit for the consolidated financial statement of the Company for the year ended September 30, 2023, as the audit fees were recorded as deferred offering costs for the year ended September 30, 2022.

Our staff costs mainly represent staff salaries, contribution to staff retirement benefits and staff welfare for office staff and director. Staff costs decreased by $13,133, or 3.4%, from $383,959 for the year ended September 30, 2022 to $370,826 for the year ended September 30, 2023. This was mainly due to the staff turnover and the Company lowered the staff salaries for the new staff replacement.

Our travel expenses decreased by $24,327, or 35.1%, from $69,383 for the year ended September 30, 2022 to $45,056 for the year ended September 30, 2023 mainly due to decrease in travelling activities in 2023 comparing to the prior year.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office and warehouse on 18th and 24th floors of Tsuen Wan Industrial Centre. There was a decrease of 21.8% mainly due to the early termination of operating lease of 24th of Tsuen Wan Industrial Centre during the year ended September 30, 2023, in order to centralize the warehouse operation for better management. Our depreciation charge mainly represented depreciation of our fixture, furniture and office equipment. Our depreciation charge increased by 180.1% for the year ended September 30, 2023, which was mainly due to the additional computer equipment.

Other Income/Expenses

Our other income mainly consists of interest income, interest expenses, foreign exchange gain/loss, government grants and insurance claim income. Our net other income was $119,642 for the year ended September 30, 2022, as compared to net other income of $122,782 for the year ended September 30, 2023, primarily due to decrease in government grants from Employment Support Scheme under the Anti-epidemic Fund, and also, there was no insurance compensation claim from the insurance company for the year ended September 30, 2023, as the Company decided to compensate the loss of its customers directly instead of covering by an insurance policy.

The foreign exchange gains of $72,974 and $118,508 for the years ended September 30, 2022 and 2023, respectively, primarily as a result of net variances of the exchange rate between the Australian dollars and Hong Kong dollars on Australian dollar-denominated transactions. During the years ended September 30, 2022 and 2023, the foreign currency fluctuations on the Company are not hedged by any currency borrowings or other hedging instruments.

Income Tax Expense

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and its wholly-owned subsidiary is incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

The Company generated substantially all of its taxable income in the Hong Kong for the years ended September 30, 2022 and 2023. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for the years ended September 30, 2022 and 2023 were approximately 13.5% and 15.1%, respectively.

Australia

Australian companies are subject to a corporate income tax rate of 30% on their taxable income, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25%. For the years ended September 30, 2022 and 2023, the Company was not considered a taxable Australian company.

New Zealand

New Zealand companies are subject to a corporate income tax rate of 28% on their taxable income. For the years ended September 30, 2022 and 2023, the Company was not considered a taxable New Zealand company.

Net Income

Our net income increased by 33.0% to $1,077,392 for the year ended September 30, 2023, as compared to $810,227 for the year ended September 30, 2022. The increase in net income was predominantly due to increased gross profit.

Year Ended September 30, 2022 Compared to Year Ended September, 2021

Comparison of Year Ended September 30, 2021 and 2022

	Years ended September 30,
	2021	2022	Changes
	$	$	$
Revenue
Integrated cross-border logistics services	11,993,332	19,444,182	7,450,850
Air freight forwarding services	1,262,748	4,577,014	3,314,266
	13,256,080	24,021,196	10,765,116

Cost of revenue	12,271,114	22,615,318	10,344,204
Gross profit	984,966	1,405,878	420,912

General and administrative expenses	421,181	588,732	167,551
Income from operation	563,785	817,146	253,361

Other income (expense)
Interest income	21	108	87
Interest expense	(78)	(2,755)	(2,677)
Other income	78,622	122,289	43,667
Total other income/(expense), net	78,565	119,642	41,077
Income before income taxes	642,350	936,788	294,438
Income tax expenses	77,592	126,561	48,969
Net income	564,758	810,227	245,469

Revenues

Our revenue increased by $10,765,116, or 81.2%, from $13,256,080 for the year ended September 30, 2021 to $24,021,196 for the year ended September 30, 2022, primarily due to the increase in the integrated cross-border logistics services and air freight forwarding services in 2022.

Our revenue from integrated cross-border logistics services increased by $7,450,850, or 62.1%, from $11,993,332, of which $15,121 was derived from a related party for the year ended September 30, 2021, to $19,444,182 for the year ended September 30, 2022. The revenue was derived from the integrated cross-border logistics services for delivering goods from Hong Kong to Australia and New Zealand. Logistics income is recognized over the logistics time. The increase of revenue in this revenue stream is due to the increase in logistics demand, which drove up both the delivery volume and the average sales price per freight weight, caused by the upward trend of online shopping and increased demand of home delivery.

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Years ended September 30,
	2021	2022
Average daily number of packages	3,473	5,890
Average daily freight weight (kilogram)	1,732	2,765
Average daily number of shipments	1.87	3.09
Average daily revenue per freight weight	$18.97	$19.27

Our revenue from air freight forwarding services increased by $3,314,266, or 262.5%, from $1,262,748 for the year ended September 30, 2021 to $4,577,014 for the year ended September 30, 2022. The Company sells air freight spaces to other freight forwarders to earn income through the price differences. Air freight forwarding income is recognized upon the completion of the transaction. The increase of such income is mainly because the Company could get more air freight spaces with better prices in 2022. The number of air freight spaces sold increased from 90 for the year ended September 30, 2021 to 219 for the year ended September 30, 2022.

Cost of Revenue

The following table set forth the breakdown of our cost of revenue for the periods indicated:

	Years ended September 30,
	2021	2022
Air freight charges	$5,344,254	$12,261,846
Last mile carriage and alliance costs	6,867,420	10,230,017
Warehouse labor costs	44,581	79,496
Packing costs	14,859	43,959
	$12,271,114	$22,615,318

Our cost of revenue mainly represented air freight charges, last mile carriage and alliance costs, packaging costs and labor costs. Our cost of revenue increased by $10,344,204, or 84.3%, from $12,271,114 for the year ended September 30, 2021 to $22,615,318 for the year ended September 30, 2022, mainly due to increase in air freight and courier expenses to fulfill the increased sales transactions.

Our air freight charges mainly represented costs of air freight services. Our air freight charges increased by $6,917,592, or 129.4%, from $5,344,254 for the year ended September 30, 2021 to $12,261,846 for the year ended September 30, 2022, mainly due to the increased sales from both air freight forwarding services and integrated cross-border logistics services during the year ended September 30, 2022.

Our last mile carriage and alliance costs mainly represented courier service charges, customs clearance fees and other alliance service charges. Our last mile carriage and alliance costs increased by $3,362,597, or 49.0%, from $6,867,420 for the year ended September 30, 2021 to $10,230,017 for the year ended September 30, 2022, mainly due to more sales orders from integrated cross-border logistics services.

Our warehouse labor costs mainly represented salaries and wages of warehouse staff. Our warehouse labor costs increased by $34,915, or 78.3%, from $44,581 for the year ended September 30, 2021 to $79,496 for the year ended September 30, 2022, mainly due to more part-time workers hired to keep up with the demand.

Our packing costs mainly represented packing materials, including boxes and labels, for repacking customers’ products. Our packing costs increased by $29,100, or 195.8%, from $14,859 for the year ended September 30, 2021 to $43,959 for the year ended September 30, 2022, mainly due to increasing trend of e-commerce and online shopping under pandemic which led to higher costs of packing materials.

Gross Profit

Our gross profit increased by 42.7% to $1,405,878 for the year ended September 30, 2022, from $984,966 for the year ended September 30, 2021. Our gross profit margin decreased to 5.9% for the year ended September 30, 2022, from 7.4% for the year ended September 30, 2021. The decrease in gross profit margin could be attributed to the increased market competition which led to higher freight costs and lower sales prices.

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Years ended September 30,
	2021	2022
Staff costs	$294,539	$383,959
Travel expenses	52,185	69,383
Insurance	24,257	1,559
Depreciation Charge and Amortization of right-of-use assets	11,350	61,484
Allowance for (reversal of) expected credit loss	(33,351)	335
Others	72,201	72,012
	$421,181	$588,732

Our general and administrative expenses mainly represented staff costs, traveling expenses, depreciation charge, amortization of right-of-use assets, allowance for expected credit loss and other administrative expenses. Our general and administrative expenses increased by $167,551, or 39.8%, from $421,181 for the year ended September 30, 2021 to $588,732 for the year ended September 30, 2022, mainly due to increase in staff costs and amortization of right-of-use assets.

Our staff costs mainly represent staff salaries, contribution to staff retirement benefits and staff welfare for office staff and director. Staff costs increased by $89,420, or 30.4%, from $294,539 for the year ended September 30, 2021 to $383,959 for the year ended September 30, 2022. This was mainly due to the increment in staff salaries and hiring of additional administrative staff to cope with the expanding business scale.

Our travel expenses increased by $17,198, or 33.0%, from $52,185 for the year ended September 30, 2021 to $69,383 for the year ended September 30, 2022 mainly due to increase in travelling activities in 2022 comparing to the impact from the COVID-19 and social distancing measures in the prior year.

Our insurance expenses decreased by $22,698, or 93.6%, from $24,257 for the year ended September 30, 2021 to $1,559 for the year ended September 30, 2022 mainly due to the decrease in transportation insurance. After considering the benefits of claiming compensation from insurance companies and weighing their costs, the management of the Company decided to lower the insurance premium and handle the compensation claims on their own.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office and warehouse on 18th and 24th floors of Tsuen Wan Industrial Centre. There was a significant increase of 468.2% mainly due to the new operating lease of our Hong Kong warehouse entered during the year ended September 30, 2022, while the operating lease of previous warehouse was short-term lease during September 30, 2021. Our depreciation charge mainly represented depreciation of our fixture, furniture and office equipment. Our depreciation charge increased by 78.4% for the year ended September 30, 2022, which was mainly due to the additional computer equipment.

Other Income/Expenses

Our other income mainly consists of interest income, interest expenses, foreign exchange gain/loss, government grants and insurance claim income. Our net other income was $78,565 for the year ended September 30, 2021, as compared to net other income of $119,642 for the year ended September 30, 2022, primarily due to increase in government grants from Employment Support Scheme under the Anti-epidemic Fund and the foreign exchange gain.

The foreign exchange gains of $30,173 and $72,974 for the years ended September 30, 2021 and 2022, respectively, primarily as a result of net variances of the exchange rate between the Australian dollars and Hong Kong dollars on Australian dollar-denominated transactions. During the years ended September 30, 2021 and 2022, the foreign currency fluctuations on the Company are not hedged by any currency borrowings or other hedging instruments.

Income Tax Expense

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and its wholly-owned subsidiary is incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

The Company generated substantially all of its taxable income in the Hong Kong for the years ended September 30, 2021 and 2022. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for the years ended September 30, 2021 and 2022 were approximately 12.1% and 13.5%, respectively.

Australia

Australian companies are subject to a corporate income tax rate of 30% on their taxable income, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25%. For the years ended September 30, 2021 and 2022, the Company was not considered a taxable Australian company.

New Zealand

New Zealand companies are subject to a corporate income tax rate of 28% on their taxable income. For the years ended September 30, 2021 and 2022, the Company was not considered a taxable New Zealand company.

Net Income

Our net income increased by 43.5% to $810,227 for the year ended September 30, 2022, as compared to $564,758 for the year ended September 30, 2021. The increase in net income was predominantly due to increased revenue and gross profit with the expanding business trend in the integrated cross-border logistics services.

As of September 30, 2023 Compared to September 30, 2022

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of September 30,
	2022	2023	Changes
Current assets
Cash and cash equivalents	$557,735	$554,132	$(3,603)
Accounts receivable, net	1,111,998	1,429,299	317,301
Deposits and prepayment	11,538	187,400	175,862
Deferred costs	-	1,306,441	1,306,441
Contract assets	434,757	543,838	109,081
Total current assets	2,116,028	4,021,110	1,905,082

Current liabilities
Accounts payables	1,311,067	2,601,253	1,290,186
Accounts payables – related party	175,479	-	(175,479)
Other payables and accrued liabilities	13,043	1,096,016	1,082,973
Taxes payables	52,314	155,210	102,896
Lease liabilities - current	64,625	39,886	(24,739)
Total current liabilities	1,616,528	3,892,365	2,275,837
Net current assets	$499,500	$128,745	$(370,755)

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents decreased from $557,735 as of September 30, 2022 to $554,132 as of September 30, 2023. The decrease in the balance of cash and cash equivalents was mainly due to the net cash generated from operation of $2,021,831 which offset with the dividend paid of $1,474,359 and the payment of offering costs of $543,620 for the year ended September 30, 2023.

Accounts Receivable, net

Our accounts receivable represented receivables from customers of our logistics and air freight forwarding services. Credit periods for customers are normally within 7 to 90 days after customers have received the services provided by the Company.

Our accounts receivable, net increased by $317,301, or 28.5% from $1,111,998 as of September 30, 2022 to $1,429,299 as of September 30, 2023. The increase was mainly attributable to the increase in revenue near the year end.

An impairment analysis is performed at the end of each year. For the year ended September 30, 2022, there was a reversal of allowance for expected credit loss for $522 was made of the year ended September 30, 2022. There was an allowance for expected credit loss amounting to $33,466 made in the year ended September 30, 2023.

Deposits and prepayment

Deposits and prepayment consist of trade deposits, deposits of rental and utility and prepayment paid to suppliers.

Deposits and prepayment increased significantly by $175,862, or 1524.2% from $11,538 as of September 30, 2022 to $187,400 as of September 30, 2023. The increase was mainly due to the increase in prepayment with suppliers and related parties.

Contract assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Upon completion of the performance obligations, which can vary in duration based upon the method of transport, these amounts become classified within accounts receivable. Contract assets increased by $109,081 or 25.1% from $434,757 as of September 30, 2022 to $ 543,838 as of September 30, 2023. The increase was mainly due to more in-transit deliveries that has not yet delivered to the customers near the year end 2023.

Deferred costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the Initial Public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Accounts payable

The accounts payable are derived from logistics and air freight service providers. The accounts payable increased by $1,290,186, or 98.4% from $1,311,067 as of September 30, 2022 to $2,601,253 as of September 30, 2023. The balances arise from logistics service providers were settled within 7 to 30 days. The increase was mainly due to outstanding supplier invoices related to the air freight costs for the year ended September 30, 2023.

Accounts payable – related party

Accounts payable – related party amounted to $175,479 and nil as of September 30, 2022 and September 30, 2023, respectively. For the year ended September 30, 2022, this balance consists of accounts payable to a related company arising from unsettled courier service fees.

Other payables and accrued liabilities

The line item consists of accrued payroll expenses, audit fees, other administrative expenses and accrued offering costs. The balance increased significantly by $1,082,973, or 8,303.1% from $13,043 as of September 30, 2022 to $1,096,016 as of September 30, 2023, the increase was mainly due to the increase of accrued offering costs and audit expenses.

Lease liabilities – current

Our lease liabilities represented the current portion of the operating lease of our Hong Kong office and warehouse.

Effective October 1, 2020, the Company adopted the new lease accounting standard using a modified retrospective transition method, which allows the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allows the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%

As of September 30, 2022 Compared to September 30, 2021

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of September 30,
	2021	2022	Changes
Current assets
Cash and cash equivalents	$1,028,439	$557,735	$(470,704)
Accounts receivable, net	825,836	1,111,998	286,162
Amount due from a director	226,484	-	(226,484)
Deposits and prepayment	18,942	11,538	(7,404)
Contract assets	363,704	434,757	71,053
Total current assets	2,463,405	2,116,028	(347,377)

Current liabilities
Accounts payables	966,403	1,311,067	344,664
Accounts payables – related party	-	175,479	175,479
Other payables and accrued liabilities	18,458	13,043	(5,415)
Contract liabilities	24,157	-	(24,157)
Taxes payables	66,289	52,314	(13,975)
Lease liabilities - current	38,269	64,625	26,356
Total current liabilities	1,113,576	1,616,528	502,952
Net current assets	$1,349,829	$499,500	$(850,329)

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents decreased from $1.0 million as of September 30, 2021 to $0.6 million as of September 30, 2022. The decrease in the balance of cash and cash equivalents was mainly due to the net cash generated from operation of $783,045 which offset with the dividend paid of $1,244,502 for the year ended September 30, 2022.

Accounts Receivable, net

Our accounts receivable represented receivables from customers of our logistics and air freight forwarding services. Credit periods for customers are normally within 7 to 90 days after customers have received the services provided by the Company.

Our accounts receivable, net increased by $286,162, or 34.7% from $825,836 as of September 30, 2021 to $1,111,998 as of September 30, 2022. The increase was mainly attributable to the increase in revenue near the year end.

An impairment analysis is performed at the end of each year. For the year ended September 30, 2021, there was a reversal of allowance for expected credit loss amounting to $27,054 and a reversal of allowance for expected credit loss for $522 was made of the year ended September 30, 2022.

Amount due from a director

Amount due from a director decreased from $226,484 as of September 30, 2021 to nil as of September 30, 2022. This line item represents the fund advance to the director by the subsidiary of the Company, which are non-trade, unsecured, non-interest bearing and repayable on demand. The balance was substantially offset with dividend declaration.

Deposits and prepayment

Deposits and prepayment consist of trade deposits, deposits of rental and utility and prepayment paid to suppliers.

Deposits and prepayment decreased by $7,404, or 39.1% from $18,942 as of September 30, 2021 to $11,538 as of September 30, 2022. The decrease was mainly due to the decrease in prepayment with suppliers.

Contract assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Upon completion of the performance obligations, which can vary in duration based upon the method of transport, these amounts become classified within accounts receivable. Contract assets increased by $71,053 or 19.5% from $363,704 as of September 30, 2021 to $434,757 as of September 30, 2022. The increase was mainly due to more in-transit deliveries that has not yet delivered to the customers near the year end 2022.

Accounts payable

The accounts payable are derived from logistics and air freight service providers. The accounts payable increased by $344,664, or 35.7% from $966,403 as of September 30, 2021 to $1,311,067 as of September 30, 2022. The balances arise from logistics service providers were settled within 7 to 30 days. The increase was mainly due to outstanding supplier invoices of $534,804 related to the air freight costs for the year ended September 30, 2022, which were issued subsequently after the year end date and resulted in an increase in the outstanding balance as of September 30, 2022.

Accounts payable – related party

Accounts payable – related party amounted to nil and $175,479 as of September 30, 2021 and 2022, respectively. This balance consists of accounts payable to a related company arising from unsettled courier service fees. As the subsidiary of the Company started to have business with that related party during the year ended September 30, 2022, there was no such balance as of September 30, 2021.

Other payables and accrued liabilities

The line item consists of accrued payroll expenses, audit fees and other administrative expenses. The balance decreased by $5,415, or 29.3% from $18,458 as of September 30, 2021 to $13,043 as of September 30, 2022, the decrease was mainly due to the decrease of accrued administrative expenses.

Contract liabilities

Contract liabilities are recognized when the Company receives prepayments from customers resulting from in-transit logistics. Contract liabilities will be recognized as revenue when promised services are provided. The balance decreased by $24,157 from $24,157 as of September 30, 2021 to nil as of September 30, 2022, the decrease was mainly due to the decrease in prepayment received from customers for in-transit logistics transactions near the year ends.

Lease liabilities – current

Our lease liabilities represented the current portion of the operating lease of our Hong Kong office and warehouse.

Effective October 1, 2020, the Company adopted the new lease accounting standard using a modified retrospective transition method, which allows the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allows the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

Cash Flow

Our use of cash is primarily related to operating activities, payment of dividends and payment of deferred IPO cost. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended September 30,
	2021	2022	2023
Net cash provided by operating activities	$875,086	$783,045	$2,021,831
Net cash used in investing activities	(1,192)	(9,247)	(7,455)
Net cash used in financing activities	(222,753)	(1,244,502)	(2,017,979)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	651,141	(470,704)	(3,603)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	377,298	1,028,439	557,735
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,028,439	$557,735	$554,132

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of supplier costs and operating expenses.

Net cash provided by operating activities was $2,021,831 for the year ended September 30, 2023, compared to net cash provided by operating activities of $783,045 for the year ended September 30, 2022, representing a increase of approximately $1.2m in the net cash inflow in operating activities. The increase in net cash provided by operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash outflow of $350,767 for the year ended September 30, 2023 compared to a cash outflow of $285,640 for the same period of 2022, which led to an approximately $65,000 decrease in net cash inflow in operating activities.

(2)	Change in deposits and prepayment resulted in a cash outflow of $175,862 for the year ended September 30, 2023 compared to a cash outflow of $146,442 for the same period of 2022, which led to an approximately $29,000 decrease in net cash inflow in operating activities.

(3)	Change in accounts payable and accounts payable – related party resulted in a cash inflow of $1,114,707 for the year ended September 30, 2023 compared to a cash inflow of $520,143 for the same period of 2022, which led to an approximately $595,000 increase in net cash inflow in operating activities.

(4)	Change in other payables and accrued liabilities resulted in a cash inflow of $320,152 for the year ended September 30, 2023 compared to a cash outflow of $5,415 for the same period of 2022, which led to an approximately $326,000 increase in net cash inflow in operating activities.

(5)	Change in contract liabilities resulted in a cash outflow of nil for the year ended September 30, 2023 compared to a cash outflow of $24,157 for the same period of 2022, which led to an approximately $24,000 increase in net cash inflow in operating activities.

(6)	Change in tax payables resulted in a cash inflow of $102,896 for the year ended September 30, 2023 compared to a cash outflow of $13,975 for the same period of 2022, which led to an approximately $117,000 increase in net cash inflow in operating activities.

(7)	Net income of $1,077,392 in the year ended September 30, 2023 compared net income of $810,227 to the same period of 2022, which led to an approximately $267,000 increase in net cash inflow in operating activities.

Net cash provided by operating activities was $783,045 for the year ended September 30, 2022, compared to net cash provided by operating activities of $875,086 for the year ended September 30, 2021, representing a decrease of approximately $92,000 in the net cash inflow in operating activities. The decrease in net cash provided by operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash outflow of $285,640 for the year ended September 30, 2022 compared to a cash outflow of $40,500 for the same period of 2021, which led to an approximately $245,000 decrease in net cash inflow in operating activities.

(2)	Change in deposits and prepayment resulted in a cash outflow of $146,442 for the year ended September 30, 2022 compared to a cash outflow of $26,883 for the same period of 2021, which led to an approximately $120,000 decrease in net cash inflow in operating activities.

(3)	Change in accounts payable and accounts payable – related party resulted in a cash inflow of $520,143 for the year ended September 30, 2022 compared to a cash inflow of $382,881 for the same period of 2021, which led to an approximately $137,000 increase in net cash inflow in operating activities.

(4)	Change in contract liabilities resulted in a cash outflow of $24,157 for the year ended September 30, 2022 compared to a cash inflow of $24,157 for the same period of 2021, which led to an approximately $48,000 decrease in net cash inflow in operating activities.

(5)	Change in tax payables resulted in a cash outflow of $13,975 for the year ended September 30, 2022 compared to a cash inflow of $55,954 for the same period of 2021, which led to an approximately $70,000 decrease in net cash inflow in operating activities.

(6)	Net income of $810,227 in the year ended September 30, 2022 compared net income of $564,758 to the same period of 2021, which led to an approximately $245,000 increase in net cash inflow in operating activities.

Investing Activities

For the years ended September 30, 2021, 2022 and 2023, our cash outflow used in investing activities was principally derived from the purchases of fixtures, furniture and equipment.

Financing Activities

For the year ended September 30, 2021, our cash used in financing activities was principally for advance to a related party. For the year ended September 30, 2022, our cash used in financing activities was principally for cash payment of dividends. For the year ended September 30, 2023 our cash used in financing activities was principally for cash payment for the offering expenses and dividend.

The Company believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our cash and cash equivalent will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Capital Expenditures

The Company did not incur any significant capital expenditure for the years ended September 30, 2021 and 2022 and 2023.

Off-Balance Sheet Arrangements

For the year ended September 2021 and 2022, the Company is required to provide bank guarantee to IATA in favor of its associated airlines to secure the purchases of cargo spaces. IATA shall have the right from time to time by giving notice in writing to require us to increase the amount of guarantee if the cargo spaces purchased by us were greater than the existing guaranteed sum. Bank guarantees are provided by the principal bank of the Company, which in return required personal guarantee from a director of the Company and collateral such as mortgage over a property of the director to be pledged in favor of the bank. For the year ended September 30, 2023, the bank guarantee requirement has been released and the Company is required to provide bank deposit directly the associated airlines of IATA to secure the purchases of cargo spaces. As of September 30, 2021, 2022 and 2023, a bank provided guarantee of $5,128, $232,051 and nil, respectively, for covering the performance of obligations of the Company.

Except the disclosures mentioned above, we have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Contractual Obligations

The following tables summarized the contractual obligations of the Company as of September 30, 2023:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	42,821	82,563	-	-	125,384
Total contractual obligation	42,821	82,563	-	-	125,384

As of September 30, 2023, we did not have any capital expenditure commitment.

B.	Liquidity and Capital Resources

For the year ended September 30, 2021, 2022 and 2023, we have financed our operations primarily through cash generated from our business operation and capital contributions by our shareholder.

As of September 30, 2021, we had working capital of $1,349,829 as compared to working capital of $499,500 as of September 30, 2022. The total current assets decreased 14.1%, from $2,463,405 on September 30, 2021 to $2,116,028 in September 30, 2022, mainly because of a decrease in cash and cash equivalents. The total current liabilities increased 45.2%, from $1,113,576 on September 30, 2021 to $1,616,528 as of September 30, 2022. The increase in our current liabilities is mainly due to an increase in accounts payables.

As of September 30, 2023, we have working capital of $128,745 as compared to working capital of $499,500 as of September 30, 2022. The total current assets increased 90.0%, from $2,116,028 on September 30, 2022 to $4,021,110 in September 30, 2023, mainly because of an increase in deferred costs which represented the professional listing fees settled and accrued for the year ended September 30, 2023. The total current liabilities increased 140.8%, from $1,616,528 on September 30, 2022 to $ 3,892,365 as of September 30, 2023. The increase in our current liabilities is mainly due to an increase in accounts payables and unpaid offering cost.

We also received capital injections by our shareholder of nil, $126,923 and nil for the years ended September 30, 2021, 2022 and 2023, respectively.

While our accounts receivable increased from $1,111,998 as of September 30, 2022 to $1,429,299 as of September 30, 2023, our working capital deceased from $499,500 as of September 30, 2022 to $128,745 as of September 30, 2023. The decrease of working capital was mainly due to a dividend paid of $1,474,359 for the year ended September 30, 2023.

Based on our total cash and cash equivalents as of September 30, 2023, the cash inflows from operating activities, we did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures and deposit on a short-term basis. We believe that our current cash and cash equivalents and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months following our initial public offering in November 2023.

As of September 30, 2022 and 2023, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. The outstanding principal as at September 30, 2023 is nil.

In long run, if we need additional capital in the future to fund our continued operations and that our cash requirements exceed the amount of cash and cash equivalents we have on hand at that time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in dilution to our shareholders. The occurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company - B. Business Overview - Information Technology Infrastructure.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2022 to September 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this annual report. We have prepared our consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Wai Yiu Yau	40	Founder, Chairman of the Board and Chief Executive Officer
Mr. Tsz Ngo Yu	38	Chief Financial Officer
Ms. San Man Leng	46	Independent Director
Mr. Ho Chuen Shin	34	Independent Director
Mr. Fan Cheung	39	Independent Director

Mr. Wai Yiu Yau (“Mr. Yau”), Founder, Chairman of the Board and Chief Executive Officer

Mr. Wai Yiu Yau is the founder of the Company and has been its director and chairman of the Board since May 2023. He is also the founder and director of Globavend HK since its inception in June 2016 and has over 15 years of experience in the logistics industry. Prior to the setting up of Globavend HK, Mr. Yau has been serving DHL eCommerce Limited, a leading worldwide logistics company in various positions for the period from January 2010 to June 2014, with his latest position being the Regional Operations Manager (Asia Pacific), responsible for its daily logistics operations in the Asia Pacific region. Mr. Yau has received a Bachelor of Science Degree in International Shipping Transport and Logistics from the Hong Kong Polytechnic University and a Master of Business Administration from the Chinese University of Hong Kong in 2005 and 2014, respectively.

Mr. Tsz Ngo Yu (“Mr. Yu”), Chief Financial Officer

Mr. Yu has served as our Chief Financial Officer since November 2, 2023. He is a member of the Certified Public Accountants Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants since January 2011 and September 2018, respectively and has over 15 years of experience in the related fields of finance, auditing, accounting, corporate governance practices, and company secretarial matters. During the period between January 2007 and February 2012, Mr. Yu has successively served in various positions in Deloitte Touche Tohmatsu, an accounting firm, with his last position as an audit manager. From September 2013 to December 2020, he was a partner of H.F. Tam & Co (currently known as CTY&Co.), an accounting firm. He is currently the executive director of Marksman Corporate Services Limited a firm principally engaged in the provision of corporate secretarial services and corporate consulting services, a director of JMG Corporate Consulting Limited, both since June 2019, and a partner of IPA CPA Limited, an accounting firm, since October 2020. Since May 2015 until the date of this annual report, Mr. Yu also serves as a company secretary of various companies listed on The Stock Exchange of Hong Kong Limited. He has received a Bachelor of Commerce Degree in Accounting and Finance and Master of Applied Finance, both from Monash University of Australia, in December 2005 and December 2006, respectively.

Ms. San Man Leng (“Ms. Leng”), Independent Director

Ms. Leng has served as an independent director since November 2, 2023. Ms. Leng is also the chair of the audit committee, a member of the compensation committee as well as the nomination and corporate governance committee.

Ms. Leng is a licensed Certified Public Accountant, or CPA, in the State of California since November 2005 and member of the American Institute of Certified Public Accountants since December 2010 and has over 20 years of experience in providing accounting, auditing, business consulting, corporate services, IPO management, merger and acquisition consulting, US taxation, trade, and trust and fiduciary services. She is currently the US tax partner of East Asia Sentinel Group, a renowned consortium of independent professional service providers offering a wide range of advisory, fiduciary, taxation and compliance services. She is also a board member of BKI Asia Pacific, a prominent accounting network.

Ms. Leng received a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara in June 1999. We believe Ms. Leng is qualified to serve as our director based on her extensive accounting experience and tax advisory background.

Mr. Ho Chuen Shin (“Mr. Shin”), Independent Director

Mr. Shin has served as an independent director since November 2, 2023. Mr. Shin is also the chair of the compensation committee and the nominating and corporate governance committee, and as a member of the audit committee.

Mr. Shin is a solicitor of the High Court in Hong Kong with over 8 years extensive experience in corporate practice. He has been frequently advising companies and sponsors in initial public offerings on The Stock Exchange of Hong Kong Limited as well as in post-listing compliance, merger and acquisition matters. He is currently a partner of David Fong & Co., a firm of solicitors practicing in Hong Kong since August 2020. Mr. Shin is currently an independent non-executive director of Jiading International Group Holdings Limited (HKEX:8153), a company listed on The Stock Exchange of Hong Kong Limited and independent director of Onion Global Limited (OGBLY:OG), a company listed on the U.S. OTC Markets since February 2022 and March 2022, respectively. He receives a Bachelor of Laws Degree and Postgraduate Certificate in Laws from the Chinse University of Hong Kong in 2012 and 2013, respectively. We believe Mr. Shin is qualified to serve as our director based on his extensive experience in corporate law and practice as well as his legal background.

Mr. Fan Cheung (“Mr. Cheung”), Independent Director

Mr. Cheung has served as an independent director since November 2, 2023. Mr. Cheung is also a member of the compensation committee, the nominating and corporate governance committee and the audit committee.

Mr. Cheung has over 13 years’ experience in logistics field including international business expansion, cross-border transactions and corporate governance. He has been serving S.F. Express (Hong Kong) Limited, a leading logistics company operating express courier businesses, supply chain management and consulting services in Hong Kong during the period between December 2009 and April 2023, with his latest position as Deputy Director of Financial Planning. Mr. Cheung is a Chartered Secretary, a Chartered Governance Professional and an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. He received a Bachelor of Social Science degree from The Chinese University of Hong Kong, a Bachelor of Laws degree from the Manchester Metropolitan University in the United Kingdom and a Master of Corporate Governance degree from the Hong Kong Metropolitan University in 2007, 2011 and 2015, respectively. We believe Mr. Cheung is qualified to serve as our director based on his extensive experience and industry background within the logistic industry.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended September 30, 2023, we paid an aggregate of US$85,000 (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2023, we had no outstanding equity awards.

C.	Board Practices

Board of Directors

Our board of directors consists of four directors, comprising our sole executive director Mr. Yau and three independent directors, namely, Ms. Ling, Mr. Shin and Mr. Cheung. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors’ duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Leng, Mr. Shin, and Mr. Cheung, and is chaired by Ms. Leng. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Leng qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Shin, Ms. Leng and Mr. Cheung, and is chaired by Mr. Shin. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Shin, Ms. Leng and Mr. Cheung, and is chaired by Mr. Shin. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined under Rule 3b-4(c) of the Exchange Act. As a result, we are exempt from some of the requirements under the Exchange Act applicable to domestic issuers, and in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), but we are required to comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Employment Agreements and Indemnification Agreements

We have executed the following employment agreements with our named executive officers. The material terms of each of those arrangements are summarized below.

Under our employment agreement dated July 1, 2023 with our Chief Executive Officer, Mr. Yau, effective on July 1, 2023, we agreed that, for the initial term of 3 years renewed automatically for another 3 years, unless terminated earlier in accordance with its terms, we will pay Mr. Yau an annual cash compensation of $10,000, subject to annual review and adjustment. If we maintain a share incentive plan, Mr. Yau will be eligible to participate in such plan. In addition, Mr. Yau is also eligible to participate in our standard employee benefit plan, including but not limited to retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

Mr. Yau’s employment agreement may be terminated by us with or without cause. If we terminate Mr. Yau’s employment agreement without cause, we shall give Mr. Yau a three-month prior written notice or by payment of three months’ salary in lieu of notice. If, certain events as listed in the employment agreement occur, we may terminate Mr. Yau’s employment agreement without notice or compensation.

Mr. Yau is also subject to certain confidentiality and non-competition provisions.

Under our employment agreement dated August 7, 2023 with our Chief Financial Officer, Mr. Yu, effective on 2 November 2023, we agreed that, for the initial term of 3 years renewed automatically for another 3 years, unless terminated earlier in accordance with its terms, we will pay Mr. Yu an annual cash compensation of $10,000, subject to annual review and adjustment. If we maintain a share incentive plan, Mr. Yu will be eligible to participate in such plan. In addition, Mr. Yu is also eligible to participate in our standard employee benefit plan, including but not limited to retirement plan, life insurance plan, health insurance plan and travel/holiday plan. Mr. Yu will also be entitled to an annual incentive bonus as determined by the Board of Directors within thirty (30) days of filing of the Company’s annual reports.

Mr. Yu’s employment agreement may be terminated by us with or without cause. If we terminate Mr. Yu’s employment agreement without cause, we shall give Mr. Yu a three-month prior written notice or by payment of three months’ salary in lieu of notice. If, certain events as listed in the employment agreement occur, we may terminate Mr. Yu’s employment agreement without notice or compensation.

Mr. Yu is also subject to certain confidentiality and non-competition provisions.

In addition, we have entered into agreements with all other independent directors whose service has began on November 2, 2023. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board.

We have also entered into indemnification agreements with each of directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

As of September 30, 2023, we had seven full-time employees, six of whom are based in Hong Kong and one of whom is based in Australia. As of September 30, 2022, Globavend HK employed a total number of nine full-time employees in Hong Kong. Globavend HK had a total of eight full-time employees as of September 30, 2021, all of whom were stationed in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of September 30, 2021	As of September 30, 2022	As of September 30, 2023
Management	1	1	1
Administration and human resources	-	1	1
Accounting and finance	1	1	1
Supply-chain management	1	1	1
Warehouse management (1)	5	5	3
Total	8	9	7

(1)	Includes full-time employees but excludes part-time employees.

We believe Globavend HK maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended September 30, 2021, 2022 and 2023.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 14,625,000 Ordinary Shares outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Directors and Executive Officers: (1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(2)

Mr. Wai Yiu Yau(3)	11,444,790	78.25%
Mr. Tsz Ngo Yu	—	—
Ms. San Man Leng	—	—
Mr. Ho Chuen Shin	—	—
Mr. Cheung Fan	—	—
All directors and executive officers as a group	11,444,790	78.25%
Principal Shareholders:		%
Globavend Investments Limited(3)	11,444,790	78.25%

Notes:

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.
(2)	Based on 14,625,000 Ordinary Shares outstanding as at the date of this annual report.
(3)	Represents 11,444,790 Ordinary Shares held by Globavend Investments Limited, a company incorporated under the laws of the BVI, wholly owned by Mr. Yau. The registered address of Globavend Investments Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles do not provide for cumulative voting.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

Balances with related parties

	As of September 30,
	2021	2022	2023
	US$	US$	US$
Amount due from a director:
Mr. Wai Yiu Yau	226,484	-	-

	As of September 30,
	2021	2022	2023
	US$	US$	US$
Prepayment:
Panaicia Pty Ltd	-	-	155,093
Prezario UNO Pty Ptd	-	-	14,741

	As of September 30,
	2021	2022	2023
	US$	US$	US$
Accounts payable – related party:
Panaicia Pty Ltd	-	175,479	-

Transactions with related parties

		For the years ended September 30,
		2021	2022	2023
Related Party	Nature of transaction	US$	US$	US$
FC Output Limited	Integrated cross-border logistics services income	15,121	-	-
Panaicia Pty Ltd	Freight charge expenses	-	5,922,909	5,526,462
Prezario UNO Pty Ltd	Freight charge expenses	-	70,634	632,613
Mr. Chun Lin Yau	Salary expenses	16,769	16,769	-
Ms. Lai Ching Ng	Salary expenses	16,769	16,769	-

Names and relationship of related parties

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
FC Output Limited	One of the directors and shareholders is one of the shareholders Mr. Wai Yiu Yau.
Mr. Chun Lin Yau	Father of one of the shareholders, Mr. Wai Yiu Yau
Ms. Lai Ching Ng	Mother of one of the shareholders, Mr. Wai Yiu Yau

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended September 30, 2021, 2022 and 2023, Globavend Holdings and Globavend BVI have not distributed any cash dividends or made any other cash distributions. During the year ended September 30, 2023, Globavend HK declared cash dividends in the amount of US$1,474,359 (equivalent to HK$11,500,000) to our Controlling Shareholder. During the year ended September 30, 2022, Globavend HK declared dividends in the amount of US$1,597,909 (equivalent to HK$12,463,692) to our Controlling Shareholder, in which the amount of US$1,244,502 (equivalent to HK$9,707,117) has been distributed as cash dividends and the remaining amount was offset with the amount due with Mr. Yau. During the year ended September 30, 2021, Globavend HK has not distributed any cash dividends or made any other cash distributions.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Memorandum and Articles, the holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles, a company may pay dividends and distributions out of its share premium account. In addition, dividends may be paid out of profits available on company level.

We are a holding company incorporated in the Cayman Islands with no operating revenue or profit of our own. We rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “-Markets.”

B.	Plan of Distribution

Not applicable

C.	Markets

The Ordinary Shares have been listed on the Nasdaq Capital Market since November 8, 2023 under the symbol “GVH.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our Memorandum and Articles and the Companies Act. The following are summaries of material provisions of the Memorandum and Articles, as well as the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Memorandum and Articles, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. Our Memorandum and Articles also do not provide our shareholders with any right to requisite any general meeting nor to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Memorandum and Articles have provisions that provide our shareholders the right to inspect our register of shareholders without charge or for a nominal charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by in the case of a scheme of arrangement with members or class of members, seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and in the case of a scheme of arrangement with creditors, a majority in number of the class of creditors or class of creditors, as the case may be, with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Articles provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Articles and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. Our Memorandum and Articles also do not provide our shareholders with any right to requisite any general meeting nor to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Articles, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Memorandum and Articles.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of our business and other than those described under “Item 4. Information on the Company – B. Business Overview – (ii) Block Space arrangements,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.	Taxation

The following is a discussion on certain Cayman Islands and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands and Hong Kong laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Material Australian Tax Considerations

The following discussions provide a general summary of the material Australian income tax, stamp duty, and goods and services tax considerations generally applicable to the acquisition, ownership, and disposal by the absolute beneficial owners of the Ordinary Shares issued by us.

This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law, which may be important to particular investors in light of their investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, or tax-exempt organizations).

It does not purport to address all possible tax situations that may be relevant to a decision to purchase, own, or deposit our Ordinary Shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. We, our officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences or the taxation consequences.

Prospective purchasers of our Ordinary Shares should consult their tax advisers on the applicable tax consequences related to the ownership of our Ordinary Shares, based on their particular circumstances.

The comments in this section deal only with the Australian taxation implications of the ownership and disposition of our Ordinary shares if you hold our Ordinary shares as investments on a capital account. In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty and goods and services tax.

For this summary, a holder of our Ordinary Shares that is not an Australian tax resident and is not carrying on business in Australia at or through a permanent establishment is referred to as a “Non-Australian Holder”.

Conversely, for the purposes of this summary, a holder that is an Australian tax resident or is carrying on business in Australia at or through a permanent establishment is referred to as an “Australian Resident Holder”.

Please be aware that the residence concept used in this section applies for Australian tax assessment purposes only. Any reference in this section to a tax, duty, levy impost, or other charge or withholding of a similar nature refers to Australia’s tax laws and/or concepts only. Also, please note that a reference to Australian income tax encompasses corporate income tax and personal income tax generally.

Taxation of the Company

As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30%, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25% for the 2021/2022 income year. The Company is not considered an Australian company for the years ended September 30, 2021 and 2022.

Taxation of Australian Resident Holders

Taxation of Dividends

Dividends paid by us on our Ordinary Shares should constitute the assessable income of an Australian Resident Holder. Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax.

Individuals and complying superannuation entities

Australian Resident Holders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments concerning ‘Qualified Persons’ below, such Australian Resident Holders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual Shareholder will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Companies

Australian Resident Holders that are companies are also required to include both the dividend and the associated franking credits (if any) in their assessable income.

Subject to the comments in relation to ‘Qualified Persons’ below, such companies should be entitled to a tax offset up to the amount of the franking credit attached to the dividend. Likewise, the company should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the Australian Resident Holders that are companies to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.

Excess franking credits received by the company shareholder will not give rise to a refund entitlement for a company but may be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.

Trusts and partnerships

Australian Resident Holders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, the relevant beneficiary or partner may be entitled to a tax offset equal to the beneficiary’s or partner’s share of the net income of the trust or partnership.

To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. The relevant beneficiary will be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).

Qualified Persons

The benefit of franking credits can be denied where an Australian Resident Holder is not a ‘qualified person’ in which case the Holder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.

Broadly, to be a qualified person, a shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a shareholder to hold the shares ‘at risk’ for at least 45 days continuously during the qualification period - starting from the day after acquiring the shares and ending 45 days after the shares become ex-dividend - in order to qualify for franking benefits.

This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed A$5,000.

Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Iris Energy ordinary shareholders should obtain their own tax advice to determine if these requirements have been satisfied.

Capital Gains Tax (“CGT”) Implications

Disposal of shares

For Australian Resident Holders, who hold their Ordinary Shares on capital account, the future disposal of Ordinary shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary Shares are disposed of. Australian Resident Holders will derive a capital gain on the disposal of their Ordinary Shares in Iris Energy to the extent that the capital proceeds exceed the cost base of their Ordinary Shares.

A capital loss will be made where the capital proceeds are less than the cost base of their Ordinary Shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should generally be equal to any consideration received by the Australian Resident Holder in respect to the disposal of our Ordinary Share.

Cost base of an Ordinary Shares

The cost base of an Ordinary Share will generally be equal to the cost of acquiring the Ordinary Share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees).

CGT Discount

The CGT discount may apply to Australian Resident Holders that are individuals complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary Shares.

The CGT discount is:

● One-half if the Australian Resident Holder is an individual or trustee: meaning only 50% of the capital gain will be included in the Australian Resident Holder’s assessable income; and

● One-third if the Australian Resident Holder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the Australian Resident Holder’s assessable income.

The CGT discount is not available to Australian Resident Holders that are companies.

If an Australian Resident Holder makes a discounted capital gain, any current year and/or carried-forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount forms the Australian Resident Holder’s net capital gain for the income year and is included in its assessable income.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

Taxation of Non-Australian Holders

Taxation of Dividends

Non-Australian Holders who do not have a permanent establishment in Australia should not be subject to Australian income tax. As the Company is not regarded as an Australian company for taxation purposes, Non-Australian Holders should not be subject to Australian dividend withholding tax on their Ordinary Shares dividends.

Capital Gains Tax (“CGT”) Implications

Disposal of shares

As we are not considered an Australian company, Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those Ordinary Shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary Shares.

Dual Residency

If a holder of Ordinary Shares is a resident of both Australia and the United States under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Holders should obtain specialist taxation advice in these circumstances.

General Australian Tax Matters

The below comments apply to both Australian Resident Holders and Non-Australian Holders.

Stamp Duty

No Australian stamp duty is payable on the issue, transfer and/or surrender of the Ordinary Shares, provided that the securities issued, transferred and/or surrendered do not represent 90% or more of our issued shares.

Goods and Services Tax

No Australian GST will be payable on the supply of the Ordinary Shares.

Subject to certain requirements, there may be a restriction on the entitlement of our Ordinary Share holders to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of our Ordinary Shares (e.g. lawyer’s and accountants’ fees).

New Zealand Profits Taxation

We believe that the Company, or Globavend HK, should not be treated as tax resident in New Zealand for New Zealand income tax purposes because each of them is not incorporated in New Zealand, does not have its head office or center of management in New Zealand and its board of directors does not exercise control of the company in New Zealand. However, there can be no assurance that the New Zealand taxation authorities will ultimately take a view that is consistent with us.

Provided that the Company is not tax resident in New Zealand for New Zealand income tax purposes:

● it will be subject to New Zealand income tax on income it derives or is deemed to derive which has a New Zealand source (such as income derived from or attributable to a permanent establishment that Globavend HK has or is deemed to have in New Zealand, and dividends it receives from a New Zealand tax resident company);

● holders of our Ordinary Shares who are not New Zealand tax residents should not be subject to New Zealand income tax on distributions by Globavend HK or gains realized from the sale or other disposition of our Ordinary Shares; and

● holders of our Ordinary Shares who are New Zealand tax residents will be subject to New Zealand income tax on income which they derive or are deemed to derive from the holding and disposition of our Ordinary Shares at the rate applicable to that holder (currently of up to 33%). It is possible that the rate of New Zealand income tax in such situations may be reduced or eliminated by the operation of an applicable double tax agreement between New Zealand and another jurisdiction in which the holder is tax resident. It is also possible that the amount of tax payable in New Zealand may be reduced or offset by a tax credit available for non-New Zealand taxes paid by or on behalf of the holder.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, except for those which hold interests in land in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-274166) with the SEC to register the issuance and sale of our Ordinary Shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is September 30.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

On October 1, 2020, we adopted ASC 326. We estimate expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by us. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable, amounts due from a director and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, contract assets and amount due from related parties. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2023, the cash balance of $554,132 was substantially maintained at financial institutions in Hong Kong.

We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where we and our subsidiaries are located.

Credit risks associated with account receivables and contract assets are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics.

Foreign Currency Risk

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this annual report are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the years ended September 30, 2021 and 2022 and 2023, we incurred approximately 52.8%, 47.7% and 54.3% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we believe that our exposure from foreign currency fluctuations is unlikely to be material. Foreign currency fluctuations had a slightly positive impact on net income for the years ended September 30, 2021, 2022 and 2023. For the years ended September 30, 2021, 2022 and 2023, the foreign exchange gains were $30,173, $72,974 and 118,508, respectively.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-274166) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,500,000 Ordinary Shares, at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed in November 2023. R.F. Lafferty & Co., Inc. acted as the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on November 3, 2023. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$3.0 million, which included US$0.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.3 million in other costs and expenses for our initial public offering. We raised approximately US$3.0 million in net proceeds from the issuance of new shares from the initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of September 30, 2023, our disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our combined and consolidated financial statements included in this annual report, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors —  Risks Related to Our Ordinary Shares —  Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. San Ming Ling, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chair of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at http://www.globavend.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, our principal external auditors, for the periods indicated.

	2023	2022

Audit fees(1)	$432,427	-
Audit related service fees(2)	40,000	-
	472,427	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Globavend Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1	Form of Amended and Restated Memorandum and Articles of Association of the registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
2.1	Registrant’s Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on October 6, 2023 (File No. 333-274166))
4.1	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.2	Employment Agreement between the registrant and Mr. Wai Yiu Yau, its director and chief executive officer (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.3	Form of Independent Director Agreement between the registrant and its independent directors (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.4	Employment Agreement between the registrant and Mr. Tsz Ngo Yu, its chief financial officer (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.5	Lease Contract, by and between Lu Xue Feng and Globavend (HK) Limited, dated as of August 13, 2021 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.6*	Lease Contract, by and between Lu Xue Feng and Globavend (HK) Limited, dated as of November 10, 2023
4.7	Block Space Agreement between Qantas Airways Limited and Globavend (HK) Limited, dated as of December 20, 2022 (incorporated herein by reference to Exhibit 10.6 to the Form F-1/A filed on September 11, 2023 (File No. 333-274166))
8.1	List of Subsidiaries of the registrant (incorporated herein by reference to Exhibit 21.1 to the Form F-1 filed on October 6, 2023 (File No. 333-274166))
11.1	Code of Business Conduct and Ethics of the registrant (incorporated herein by reference to Exhibit 99.7 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Globavend Holdings Limited

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chief Executive Officer

Date: January 30, 2024

GLOBAVEND HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Globavend Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Globavend Holdings Limited and its subsidiaries (the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

January 30, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022 AND 2023

(US$, except share data, or otherwise note)

	As of September 30,
	2022	2023
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$557,735	$554,132
Accounts receivable, net	1,111,998	1,429,299
Deposits and prepayment	11,538	17,566
Prepayment – related party	-	169,834
Deferred costs	-	1,306,441
Contract assets	434,757	543,838
Total current assets	$2,116,028	$4,021,110

NON-CURRENT ASSETS
Property, plant, equipment, net	$9,674	$13,274
Right-of-use assets, operating lease	74,293	119,881
Deposits	320,513	320,513
Total non-current assets	$404,480	$453,668
TOTAL ASSETS	$2,520,508	$4,474,778

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$1,311,067	$2,601,253
Accounts payable – related party	175,479	-
Other payables and accrued liabilities	13,043	1,096,016
Taxes payables	52,314	155,210
Operating lease liabilities - current	$64,625	39,886
Total current liabilities	$1,616,528	$3,892,365

Non-current liabilities
Operating lease liabilities – non-current	4,837	80,237
Total non-current liabilities	$4,837	$80,237
TOTAL LIABILITIES	$1,621,365	$3,972,602

Commitments	-	-

EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,125,000 shares issued and outstanding as of September 30, 2022 and 2023	13,125	13,125
Subscription receivable	(13,125)	(13,125)
Additional paid-in capital	128,205	128,205
Retained earnings	770,938	373,971
Total shareholders’ equity	$899,143	$502,176

TOTAL LIABILITIES AND EQUITY	$2,520,508	$4,474,778

*	Shares presented on a retroactive basis to reflect the restructuring.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2022 AND 2023

(US$, except share data, or otherwise note)

	For the year ended September 30,
	2021	2022	2023

Revenue – third parties	$13,240,959	$24,021,196	$18,586,528
Revenue – related party	15,121	-	-
Revenue	13,256,080	24,021,196	18,586,528

Cost of revenue - third parties	12,271,114	16,621,775	10,521,866
Cost of revenue – related party	-	5,993,543	6,159,075
Cost of revenue	12,271,114	22,615,318	16,680,941

Gross Profit	984,966	1,405,878	1,905,587

Operating expenses:
General and administrative expenses	421,181	588,732	758,726
Total operating expenses	$421,181	$588,732	$758,726

Income from operations	$563,785	$817,146	$1,146,861

Other income (expense):
Interest income	21	108	3,481
Interest expense	(78)	(2,755)	(1,066)
Other income	78,622	122,289	120,367
Total other income (expense)	78,565	119,642	122,782

Income before income taxes	$642,350	$936,788	$1,269,643
Income taxes provision	77,592	126,561	192,251
Net income attributable to Globavend Holdings Limited	$564,758	$810,227	$1,077,392

Comprehensive income	$564,758	$810,227	$1,077,392

Earnings per share - Basic and diluted	$0.04	$0.06	$0.08

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	13,125,000	13,125,000	13,125,000

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2022 AND 2023

(US$, except share data, or otherwise note)

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2020	13,125,000	$13,125	$(13,125)	$1,282	$993,862	$995,144
Net income for the year	-	-		-	564,758	564,758
Balance as of September 30, 2021	13,125,000	$13,125	$(13,125)	$1,282	$1,558,620	$1,559,902
Net income for the year	-	-	-	-	810,227	810,227
Capital injection from a shareholder	-	-	-	126,923	-	126,923
Dividends declared	-	-	-	-	(1,597,909)	(1,597,909)
Balance as of September 30, 2022	13,125,000	$13,125	$(13,125)	$128,205	$770,938	$899,143
Net income for the year	-	-	-	-	1,077,392	1,077,392
Dividends declared	-	-	-	-	(1,474,359)	(1,474,359)
Balance as of September 30, 2023	13,125,000	$13,125	$(13,125)	$128,205	$373,971	$502,176

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2022 AND 2023

(US$, except share data, or otherwise note)

	For the year ended September 30,
	2021	2022	2023
Cash flows from operating activities:
Net income	$564,758	$810,227	$1,077,392
Non-cash adjustments:
Depreciation of property, plant and equipment	772	1,377	3,855
Non-cash operating lease expense	10,578	60,107	46,979
Allowance for expected credit loss	(33,351)	335	44,765
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(40,500)	(285,640)	(350,767)
Other current assets	(26,883)	(146,442)	(6,028)
Other current assets – related party	-	-	(169,834)
Contract assets	(43,808)	(71,910)	(120,380)
Increase (Decrease) In:
Accounts payable	382,881	344,664	1,290,186
Accounts payable – related party	-	175,479	(175,479)
Other payables and accrued liabilities	(4,550)	(5,415)	320,152
Contract liabilities	24,157	(24,157)	-
Tax payables	55,954	(13,975)	102,896
Operating lease liabilities	(14,922)	(61,605)	(41,906)
Net cash provided by operating activities	$875,086	$783,045	$2,021,831

Cash flows used in investing activities:
Purchases of property, plant and equipment	(1,192)	(9,247)	(7,455)
Net cash used in investing activities	$(1,192)	$(9,247)	$(7,455)

Cash flows used in financing activities:
Dividends paid	$-	$(1,244,502)	$(1,474,359)
Advance to a related party	(222,753)	-	-
Payment of offering costs	-	-	(543,620)
Net cash used in financing activities	$(222,753)	$(1,244,502)	$(2,017,979)

Net increase in cash and cash equivalents	$651,141	$(470,704)	$(3,603)
Cash and cash equivalents at beginning of year	377,298	1,028,439	557,735
Cash and cash equivalents at end of year	$1,028,439	$557,735	$554,132

Supplemental Disclosure of Cash Flow Information
Interest received	21	108	3,481
Income tax paid	(26,987)	(140,536)	(89,356)

Non-cash investing and financing activities
Dividends declared and offset against amount due from a director	-	226,484	-
Capital injection from a shareholder offset against dividends payable	-	126,923	-
Right-of-use assets obtained in exchange for new operating lease obligations	77,653	56,747	123,162
Accrual of offering costs	-	-	762,821

GLOBAVEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

Globavend Holdings Limited (the “Company”) was incorporated under the laws of the Cayman Islands on May 22, 2023, which is a holding company with operations conducted by the operating subsidiary in Hong Kong.

On May 24, 2023, Globavend Associates Limited (“Globavend BVI”) was incorporated under the laws of the British Virgin Islands. Globavend BVI is a wholly owned subsidiary of the Company, which was incorporated for the purposes of acting as intermediary holding companies of the Company’s operating entity.

Globavend (HK) Limited (“Globavend HK”), was incorporated under laws of Hong Kong and commenced its operations since June 2016. Globavend HK provides integrated cross-border logistics services and air freight forwarding services with business spans Hong Kong, Australia and New Zealand.

(b)	Principal activities

The Company and its subsidiaries engage in provision of integrated cross-border logistics services and air freight forwarding services with networks across Hong Kong, Australia and New Zealand. The Company conduct its operations through its subsidiary in Hong Kong (the “operating subsidiary”).

The operating subsidiary mainly provides air freight forwarding services and integrated cross-border logistics services, which is one-stop logistics services including the provision of supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination.

Generally, the Company’s services are divided into integrated cross-border logistics services and air freight forwarding services.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Globavend Holdings Limited	May, 2023	Cayman Islands	100%	Investment holding company
Wholly-owned subsidiaries
Globavend Associates Limited	May, 2023	British Virgin Islands	100%	Intermediate holding company
Globavend (HK) Limited	June, 2016	Hong Kong	100%	Provision of integrated cross-border logistics services and air freight forwarding services

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization

On May 22, 2023, Globavend Holdings Limited (“Globavend Holdings” or the “Company”) was incorporated in the Cayman Islands having an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares of par value of US$0.001 each, and 13,125,000 ordinary shares were issued to Globavend Investments Limited (“Globavend Investments”), which is wholly owned by Mr. Wai Yiu Yau.

Pursuant to the Company’s reorganization (“Reorganization”) that took place on May 29, 2023, the former shareholder of Globavend HK, namely Mr. Wai Yiu Yau transferred all the shares of, inter alia, Globavend HK to Globavend BVI in consideration of Globavend BVI allotting and issuing 1 share to the Company credited as fully paid.

Following such share swap, Globavend HK became the Company’s indirectly owned subsidiaries through Globavend BVI, whereas Globavend Investments Limited became the controlling shareholders of the Company holding 100% of the issued share capital of the Company respectively.

The combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended September 30, 2021, 2022 and 2023, the results of these subsidiaries are included in the financial statements for both periods. After the Restructuring (“Reorganization”), the Company has 13,125,000 ordinary shares issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if it occurred on October 1, 2020, and the equity has been retroactively adjusted to reflect the change as well.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Measurement of credit losses on financial instruments

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments”. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

The Company reviews accounts receivable and contract assets on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The loss-rate method is used to estimate the expected credit loss for accounts receivable and contract assets. The loss-rates are estimated based on the age of the balances of accounts receivable, historical experience, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit loss is sensitive to changes in circumstances and forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. As of September 30, 2022 and 2023, balance of allowance for expected credit loss was $6,170 and $50,935, respectively.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Judgments, estimates and underlying assumptions are evaluated on an ongoing basis by management and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances and such changes are reflected in the assumptions when they occur.

Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses. Actual results could differ from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

●	Assessing relevant historical and forward-looking quantitative and qualitative information;

●	Choosing appropriate models and assumptions for the measurement of expected credit loss.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Following the Outbreak of COVID-19 (the “Outbreak”), a series of precautionary and control measures have been and will continue to be implemented in Hong Kong. The directors of the Company will keep continuous attention on monitoring the development of the Outbreak. Based on the currently available information, the directors of the Company consider that the Outbreak would not have a material financial impact on the Company’s overall operation and sales performance.

As an infectious disease, the Outbreak was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong, there was no significant impact on the Company’s business in 2021, 2022 and 2023.

Concentration risk

The risk is mitigated by the Company’s assessment of the level of concentration on its major customers and its ongoing monitoring of outstanding balances.

Concentration of major customers and suppliers:

	For the year ended September 30,
	2021		2022		2023
	US$	%	US$	%	US$	%
Major customers representing more than 10% of the Company’s revenues
Customer A	$4,240,871	32.0%	$3,935,712	16.4%	$2,631,405	14.2%
Customer B	3,080,696	23.2%	3,766,619	15.7%	3,362,796	18.1%
Customer C	1,358,798	10.3%	1,023,861	4.3%	1,032,203	5.6%
Customer D	675,534	5.1%	4,640,927	19.3%	4,065,106	21.9%
Total Revenues	$9,355,899	70.6%	$13,367,119	55.7%	$11,091,510	59.8%

	As of September 30,
	2022		2023
	US$	%	US$	%
Major customers of the Company’s accounts receivable, net
Company A	$106,853	9.6%	$459,954	31.3%
Company B	-	-	-	-
Company C	25,664	2.3%	11,475	0.8%
Company D	332,864	29.8%	437,898	29.8%
Total	$465,381	41.7%	$909,327	61.9%

	For the year ended September 30,
	2021		2022		2023
	US$	%	US$	%	US$	%
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$6,287,102	51.2%	$2,954,629	13.1%	$2,233,892	13.4%
Supplier B	2,588,069	21.1%	3,332,291	14.7%	1,279,227	7.7%
Supplier C	1,575,852	12.8%	3,297,225	14.6%	1,815,015	10.9%
Panaicia Pty Ltd (note)	-	-	5,922,908	26.2%	5,526,462	33.1%
Supplier D	-	-	534,804	2.4%	3,852,869	23.1%
Total Cost of Revenue	$10,451,023	85.1%	$16,041,857	71.0%	$14,707,465	88.2%

	As of September 30,
	2022		2023
	US$	%	US$	%
Major suppliers of the Company’s accounts payables, net
Supplier A	$82,058	5.5%	$54,188	2.1%
Supplier B	72,854	4.9%	51,156	2.0%
Supplier C	466,277	31.4%	108,743	4.2%
Panaicia Pty Ltd (note)	175,479	11.8%	-	-
Supplier D	534,804	36.0%	2,301,224	88.5%
Total	$1,331,472	89.6%	$2,515,311	96.8%

Note: Panaicia Pty Ltd is a related party of the Company, in which its sole director and sole shareholder is one of the shareholders of the Company, Mr. Wai Yiu Yau.

Foreign Currency Translation

The Company uses United State Dollar (“US$”) as its reporting currency. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2021, 2022 and 2023.

	For the year ended September 30,
	2021	2022	2023
Year end HKD: US$ exchange rate	7.8000	7.8000	7.8000
Year average HKD: US$ exchange rate	7.8000	7.8000	7.8000

Credit Risk

On October 1, 2020, the Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, deposits and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2022 and 2023, the cash balances of $557,735 and $554,132, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

The Company believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Foreign Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar, Australian dollars and New Zealand. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. Foreign currency fluctuations had a slightly positive impact on net income for the years ended September 30, 2021, 2022 and 2023. For the year ended September 30, 2021, 2022 and 2023, the foreign exchange gains were $30,173, $72,974 and $118,508, respectively. The Company has not maintained any hedging policy against foreign currency risk, as the management believes that there was no significant exposure to foreign exchange rate fluctuations. The management will consider hedging significant currency exposure should the need arise.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, deposit, accounts payable, other payables, lease liabilities and accrued liabilities and tax payable.

The carrying value of cash and cash equivalents, accounts receivable, deposit, accounts payable, other payables and accrued liabilities and tax payable approximate fair value because of the short-term nature of these items. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD500,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 7 to 90 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statements of operations and comprehensive income within operating expenses. The Company used loss-rate methods to estimate allowance for credit loss. For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. Balance of allowance for expected credit loss for accounts receivables was $5,068 and $38,534 as of September 30, 2022 and 2023, respectively.

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Contract Assets and Contract Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted within 90 days based on the short-term nature of the transactions.

Contract assets were $434,757 and $543,838 as of September 30, 2022 and 2023, respectively. Balance of allowance for expected credit loss for contract assets was $1,102 and $12,401 as of September 30, 2022 and 2023, respectively.

Contract liabilities are recognized when the Company receives prepayments from customers resulting from in-transit logistics. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were nil as of September 30, 2022 and 2023. For the years ended September 30, 2022 and 2023, the beginning balance of contract liabilities of $24,157 and nil were recognized as revenue, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Motor vehicles	3.3 years
Fixtures, furniture and equipment	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the years ended September 30, 2021, 2022 and 2023.

Lease

The Company adopted this ASU and related amendments as of October 1, 2020 under the modified retrospective approach and elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 because payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset. For operating leases with a term of one year or less, we have elected not to recognize a lease liability or ROU asset on our consolidated balance sheets. Instead, we recognize the lease payments as expenses on a straight-line basis over the lease term.

Operating leases

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term, operating leases are recognized as right-of-use assets (“ROU”) and lease liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses.

Revenue Recognition

The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

The Company’s revenues are primarily from the provision of (i) integrated cross-border logistics services, which including supporting transportation for freight forwarding purpose, storage of consignment, labelling of consignments, other related logistic services for freight forwarding purpose, freight management services, and delivery at destination, and (ii) air freight forwarding services.

Integrated cross-border logistics services

In general, each logistics order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due 7 to 90 days from the date of invoice. The Company’s logistics services provide for the arrangement of the movement of shipments to a customer’s destination. The logistics services, including certain ancillary services, such as loading/unloading and customs clearance, that are provided to the customer represent a single performance obligation as these promises aren’t distinct in the context of the contract. This performance obligation is satisfied over time and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The Company determines the period to recognize revenue in transit based upon the departure date and the delivery date, which may be estimated if delivery has not occurred as of the reporting date. Determination of the transit period and the percentage of completion of the transportation as of the reporting date requires management to make judgments that affect the timing of revenue recognition. The Company has determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to its customers as it depicts the pattern of the Company’s performance under the contracts with its customers.

Air freight forwarding services

The Company also provides air freight forwarding services by purchasing transportation services from direct carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation. The Company recognizes revenue from this performance obligation at a point in time, which is the completion of the services.

The Company uses independent contractors and third-party carriers in the performance of its logistics and air freight forwarding services. The Company evaluates who controls the logistics and air freight forwarding services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its logistics and air freight forwarding services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the logistics and air freight forwarding process, and assuming the risk of loss for delivery and collection. Such logistics and air freight forwarding services revenue is presented on a gross basis in the consolidated statements of operations and comprehensive income.

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the years ended September 30, 2021, 2022 and 2023, respectively, are as follow:

	Year ended September 30,
	2021	2022	2023
Integrated cross-border logistics services	$11,993,332	$19,444,182	$16,872,539
Air freight forwarding services	1,262,748	4,577,014	1,713,989
Total	$13,256,080	$24,021,196	$18,586,528

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines or other freight forwarders and ancillary logistics services fee including costs of custom handling services, last mile carriage, warehouse labor costs and warehouse packaging.

General and Administrative Expenses

General and administrative expenses include salaries and employee benefits, depreciation for fixture, furniture and office equipment and ROU assets, staff salaries, travel and entertainment, audit fees, bank charges, credit loss expense and other office expenses.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of September 30, 2022 and 2023, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of September 30, 2021, 2022 and 2023, there were no dilution impact.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

As of September 30, 2022 and 2023, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000 and HK$1,040,000, respectively, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. There was no outstanding principal or pledged bank deposit as at September 30, 2023.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the director, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Government Grant

In 2021, 2022 and 2023, the Company successfully applied for funding support from the Employment Support Scheme (“ESS”), set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant.

For the years ended September 30, 2021, 2022 and 2023, government grants in the amounts of $47,038, $47,428 and $1,859 were recognized as other income in the consolidated statements of operation and comprehensive income, respectively.

Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of September 30,
	2022	2023
Accounts receivable	$1,117,066	$1,467,833
Less: allowance for expected credit loss	(5,068)	(38,534)
Total	$1,111,998	$1,429,299

The movement of allowances for credit loss is as follow:

	As of September 30,
	2022	2023
Balance at beginning of the year	$(5,590)	$(5,068)
Increase	-	(33,466)
Reversal	522	-
Total	$(5,068)	$(38,534)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2022 and 2023, property, plant and equipment, net consisted of the following:

	As of September 30,
	2022	2023
Fixture, Furniture and Equipment	$13,207	$20,662
Motor vehicles	-	-
Total property plant and equipment, at cost	13,207	20,662
Less: accumulated depreciation	(3,533)	(7,388)
Total property, plant and equipment, net	$9,674	$13,274

Depreciation expenses for the years ended September 30, 2021, 2022 and 2023 were $772, $1,377 and $3,855, respectively.

For the year ended September 30, 2022, the Company sold a motor vehicle to a third-party customer. On the date of the transaction, the original cost and accumulated depreciation of the motor vehicle were $20,513. There was no gain or loss recognized on disposal of property and equipment.

NOTE 5 – OPERATING LEASES

The Company has various operating leases for office space and warehouse with lease terms of two years. The Company adopted Leases (Topic 842), using the modified-retrospective approach. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842 because payments made under operating leases are also recognized as an expense on a straight-line basis over the lease term prior to the adoption of ASC 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

As of September 30, 2022 and 2023, operating lease consist of the following:

	As of September 30,
	2022	2023
Right-of-use assets, costs	$144,978	$268,140
Accumulated amortization	(70,685)	(117,664)
Disposal due to early termination	-	(30,595)
Right-of-use assets, net	$74,293	$119,881

As of September 30, 2022 and 2023, operating lease liabilities consist of the following:

	As of September 30,
	2022	2023
Operating lease liabilities - current portion	$64,625	$39,886
Operating lease liabilities - non-current portion	4,837	80,237
Total	$69,462	$120,123

During the years ended September 30, 2021, 2022 and 2023, the Company incurred total operating lease expenses of $10,656, $62,861 and $48,045, respectively.

Other lease information is as follows:

	As of September 30,
	2021	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$14,231	$64,359	$44,872
Right-of-use assets obtained in exchange for new operating lease liabilities	$77,653	$56,747	$123,162
Weighted-average remaining lease term - operating leases	2.0 years	1.1 years	2.9 years
Weighted-average discount rate - operating leases	2.875%	2.875%	3.375%

The following is a schedule of future minimum payments under operating leases as of September 30, 2023:

	As of September 30,
	2021	2022	2023
2022	$40,000	$-	$-
2023	36,667	65,897	-
2024	-	4,872	42,821
2025	-	-	43,076
2026	-	-	39,487
Total lease payments	$76,667	$70,769	$125,384
Less: imputed interest	(2,347)	(1,307)	(5,261)
Total operating lease liabilities, net of interest	$74,320	$69,462	$120,123

NOTE 6 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of September 30,
	2022	2023
Accrued staff salaries	$3,692	$133,799
Accrued administrative expenses	1,666	191,603
Accrued offering costs	-	762,821
Other payables	7,685	7,793
Total	$13,043	$1,096,016

NOTE 7 – SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), Mr. Wai Yiu Yau, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. For the years ended September 30, 2021, 2022 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. The single segment represents the Company’s core business of providing (i) integrated cross-border logistics services; and (ii) air freight forwarding services.

Information for the Company’s breakdown of integrated cross-border logistics revenue destination for the years ended September 30, 2021, 2022 and 2023 are as follows:

	For the year ended September 30,
	2021		2022		2023
	USD		USD		USD
Australia	$11,118,169	92.7%	$17,860,666	91.9%	$14,985,267	88.8%
New Zealand	875,163	7.3%	1,583,516	8.1%	1,887,272	11.2%
Total integrated cross-border logistics revenue	$11,993,332	100.0%	$19,444,182	100.0%	$16,872,539	100.0%

NOTE 8 – OTHER INCOME

	For the year ended September 30,
	2021	2022	2023
Foreign exchange gains	30,173	72,974	118,508
Miscellaneous income	48,449	49,315	1,859
Total	$78,622	$122,289	$120,367

NOTE 9 – GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended September 30
	2021	2022	2023
Staff costs	$294,539	$383,959	$370,826
Audit fees	1,410	1,667	171,667
Insurance	24,257	1,559	2,131
Travel expenses	52,185	69,383	45,056
Depreciation Charge and Amortization of right-of-use assets	11,350	61,484	50,834
Allowance for expected credit loss	(33,351)	335	44,765
Others	70,791	70,345	73,447
	$421,181	$588,732	$758,726

NOTE 10 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-own subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the years ended September 30, 2021, 2022 and 2023, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$10,000, HK$10,000 and HK$6,000 (US$1,282, US$1,282 and USD769).

For the years ended September 30, 2021, 2022 and 2023, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the year ended September 30,
	2021	2022	2023
Hong Kong profit tax:
- Current income tax	$78,874	$127,843	$193,020
- Tax Concession	(1,282)	(1,282)	(769)
Income tax expenses	$77,592	$126,561	$192,251

The effective tax rates on income before income taxes for the years ended September 30, 2021, 2022 and 2023 was 12.1%, 13.5% and 15.1%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting period end date.

Reconciliation between the income tax expenses computed by applying the BVI statutory tax rate to income before income taxes and actual provision were as follows:

	Year ended September 30,
	2021	2022	2023
	US$	US$	US$
Income before income tax	642,350	936,788	1,269,643
Tax expenses at the BVI statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	105,988	152,624	209,491
Tax effect of non-taxable income	(2,053)	(2,759)	(1,683)
Tax effect of deductible temporary difference	(3,907)	(923)	6,366
Tax effect of non-deductible expenditure	-	55	-
Tax concession	(1,282)	(1,282)	(769)
Additional tax reduction related to two-tiered profits tax regime	(21,154)	(21,154)	(21,154)

Income tax expense	77,592	126,561	192,251

NOTE 11 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
FC Output Limited	One of the directors and shareholders is one of the shareholders Mr. Wai Yiu Yau.
Mr. Chun Lin Yau	Father of one of the shareholders, Mr. Wai Yiu Yau
Ms. Lai Ching Ng	Mother of one of the shareholders, Mr. Wai Yiu Yau

(b) Summary of Balances with Related Parties:

Prepayment – related parties:	Note	As of September 30,
		2022	2023
Panaicia Pty Ltd	(1)	$-	$155,093
Prezario UNO Pty Ltd		-	14,741
Total		$-	$169,834

Accounts payable – related party:	Note	As of September 30,
		2022	2023
Panaicia Pty Ltd	(1)	$175,479	$-
Total		$175,479	$-

Note:

1	Prepayment – related parties and accounts payable – related party are trade in nature, unsecured and non-interest bearing.

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for years ended September 30, 2021, 2022 and 2023 are listed below:

Freight charges charged by related parties:	For the year ended September 30,
	2021	2022	2023
Panaicia Pty Ltd	$-	$5,922,909	$5,526,462
Prezario UNO Pty Ltd	-	70,634	632,613
Total	$-	$5,993,543	$6,159,075

Salaries paid to related parties:	For the year ended September 30,
	2021	2022	2023
Mr. Wai Yiu Yau	$110,000	$110,000	$85,000
Mr. Chun Lin Yau	16,769	16,769	-
Ms. Lai Ching Ng	16,769	16,769	-
Total	$143,538	$143,538	$85,000

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines.

For the year ended September 30, 2022, the Company is required to provide bank guarantee to International Air Transport Association (“IATA”) in favor of its associated airlines to secure the purchases of cargo spaces. IATA shall have the right from time to time by giving notice in writing to require us to increase the amount of guarantee if the cargo spaces purchased by us were greater than the existing guaranteed sum. Bank guarantees are provided by the principal bank of the Company, which in return required personal guarantee from a director of the Company and collateral such as mortgage over a property of the director to be pledged in favor of the bank.

For the year ended September 30, 2023, IATA has cancelled the bank guarantee requirement and the bank guarantee has been released with the principal bank of the Company.

As of September 30, 2022 and 2023, a bank provided guarantee of $232,051 and nil, respectively, for covering the performance of obligations of the Company.

We have confirmed that as of September 30, 2022 and 2023 and as at the date of the annual report, no enforcement of bank guarantees was made by our suppliers against us. The Company’s management is of the opinion that there are no contingencies to account for.

Commitments

As at September 30, 2023, save as disclosed in note 5 in the consolidated financial statements, the Company did not have any significant capital and other commitments.

NOTE 13 – ORDINARY SHARES AND STRUCTURE SECTION

Globavend Holdings Limited was incorporated under the laws of the Cayman Islands on May 22, 2023. As of September 30, 2022 and 2023, the Company was authorized to issue up to 50,000,000 ordinary shares and 13,125,000 ordinary shares were issued and outstanding at par value of $0.001 per share.

NOTE 14 – DIVIDENDS

For the year ended September 30, 2022 and 2023, Globavend (HK) Limited, a subsidiary of the Company, approved and declared dividends of $1,597,909 and $1,474,359, respectively. As such, cash dividends of $1,244,502 and $1,474,359 have been settled as of September 30, 2022 and 2023, respectively. For the year ended September 30, 2022, the remaining amount of $226,484 was offset with the amount due from a director and $126,923 was offset with the contribution from a shareholder.

NOTE 15 – SUBSEQUENT EVENTS

Initial public offering

On November 10, 2023, the Company closed its initial public offering (the “Offering”) of ordinary shares, par value $0.001 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274166), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on November 2, 2023. A final prospectus relating to this Offering was filed with the Commission on November 7, 2023. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the underwriter of the Offering (the “Underwriters”), the Company sold a total of 1,500,000 Shares at an offering price of $4.00 per share for gross proceeds of $6,000,000. The Shares sold pursuant to the Underwriters’ firm commitment under the Underwriting Agreement. Following the closing of the Offering, the Company has a total of 14,625,000 Shares issued and outstanding. The Company raised approximately US$3.0 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

Except for the above disclosure, the Company has assessed all events from September 30, 2023, up through January 30, 2024, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

