Form 20-F
period 2024-09-30
Globavend Holdings Ltd
filed 2025-02-12
CIK 1978527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

As of September 30, 2024, there were 14,931,123 ordinary shares, par value US$0.001 per share.

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

☐ Yes ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“Articles” or “Articles of Association” are to the amended and restated articles of association of our Company (as amended from time to time) adopted on August 18, 2023, which took effect on November 8, 2023, and as amended, supplemented and/or otherwise modified from time to time;
●	“AUD” or “A$” are to Australian dollar(s), the lawful currency of Australia;
●	“BVI” are to the British Virgin Islands;
●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;
●	“Company,” “we,” “us,” and “Globavend Holdings” are to Globavend Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability on May 22, 2023;
●	“Controlling Shareholder” are to Mr. Wai Yiu Yau, the ultimate beneficial owner of Ordinary Shares representing approximately 76.7% of the issued capital of the Company as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information;
●	“COVID-19” are to the Coronavirus Disease 2019;
●	“Exchange Act” are to the US Securities Exchange Act of 1934, as amended;
●	“Globavend HK” are to Globavend (HK) Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of Globavend Holdings and our sole operating subsidiary in Hong Kong;

●	“Globavend BVI” are to Globavend Associates Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of Globavend Holdings;
●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;
●	“Hong Kong” are to Hong Kong special administrative region of the People’s Republic of China;
●	“Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company (as amended from time to time) adopted on August 18, 2023, which took effect on November 8, 2023 and as amended, supplemented and/or otherwise modified from time to time;
●	“Nasdaq” are to Nasdaq Stock Market LLC;
●	“Ordinary Shares” or “Shares” are to our ordinary shares, par value $0.001 per ordinary share;
●	“PCAOB” are to Public Company Accounting Oversight Board;
●	“PRC” or “China” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;
●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, are to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this annual report only;
●	“PRC laws” are to all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;
●	“SEC” or “U.S. Securities and Exchange Commission” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the US Securities Act of 1933, as amended;
●	“U.S. dollars” or “US$” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

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

The summary consolidated statements of operations and cash flow

	For the years ended September 30,
	2022	2023	2024
Net cash provided by operating activities	$783,045	$2,021,831	$326,089
Net cash used in investing activities	(9,247)	(7,455)	(592,585)
Net cash (used in) provided by financing activities	(1,244,502)	(2,017,979)	2,008,826
NET CHANGE IN CASH AND CASH EQUIVALENTS	(470,704	(3,603)	1,742,330
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,028,439	557,735	554,132
CASH AND CASH EQUIVALENTS AT END OF YEAR	$557,735	$554,132	$2,296,462

The summary consolidated balance sheet as at

	As of September 30,
	2023	2024
Total Assets	$4,474,778	$7,955,214
Total Liabilities	$(3,972,602)	$(2,785,688)

Total shareholders’ equity	$502,176	$5,169,526

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

The following table presents our summary consolidated statements of operations and comprehensive income for the fiscal years ended September 30, 2022, 2023 and 2024:

	Years ended September 30,
	2022	2023	2024
Revenue
Integrated cross-border logistics services	$19,444,182	$16,872,539	$15,116,783
Air freight forwarding services	4,577,014	1,713,989	1,423,396
	24,021,196	18,586,528	16,540,179

Cost of revenue	22,615,318	16,680,941	14,120,777
Gross profit	1,405,878	1,905,587	2,419,402

General and administrative expenses	588,732	758,726	1,079,349
Income from operation	817,146	1,146,861	1,340,053

Other income
Interest income	108	3,481	68,205
Interest expense	(2,755)	(1,066)	(2,393)
Other income	122,289	120,367	156,953
Total other income, net	119,642	122,782	222,765
Income before income taxes	936,788	1,269,643	1,562,818
Income tax expenses	126,561	192,251	223,810
Net income	810,227	1,077,392	1,339,008

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

Our business is substantially dependent on our relationship with our major service suppliers. Our suppliers primarily include air freight carriers, ground transportation companies, and customs clearance companies. We consider major service suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2024, two major suppliers accounted for 45.8% and 10.9% of our total purchases. For the year ended September 30, 2023, four major suppliers accounted for 33.1%, 23.1%, 13.4% and 10.9% of our total purchases. For the year ended September 30, 2022, four major suppliers accounted for 26.2%, 14.7%, 14.6%, and 13.1% of our total purchases.

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

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues during the years ended September 30, 2022, 2023 and 2024.

We derive a significant portion of our revenues from a few major customers. For the year ended September 30, 2022, three customers accounted for 19.3%, 16.4%, and 15.7% of our total revenue. For the year ended September 30, 2023, three customers accounted for 21.9%, 18.1%, and 14.2% of our total revenue. For the year ended September 30, 2024, three customers accounted for 18.1%, 16.0%, and 12.6% of our total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from these customers. If any of these customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our freight forwarding services may reduce which compels us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, product design and development, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, Mr. Wai Yiu Yau, our founder, chief executive officer, and chairman of the board, has accumulated over 18 years of experience in the logistics industry. See “Item 6. Directors, Senior Management and Employees.” In particular, Mr. Yau has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

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

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, the Company, Globavend BVI, Globavend HK and Globavend Warehouse are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

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

As of September 30, 2024, Globavend HK had seven employees. As at the date of this annual report, we have seven employees. We intend to hire additional staff in Hong Kong and Australia to facilitate our expansion plans.

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

Globavend Holdings is a holding company, and we conduct all our operations in Hong Kong through our operating subsidiary, Globavend HK. Other than Globavend, our other subsidiaries in Hong Kong also include Globavend Warehouse. Hong Kong is a special administrative region of the PRC. Due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

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

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in Hong Kong, who were of view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and ma, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. We believe that we are not subject to the CSRC Filing Rules because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the CSRC Filing Rules and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form.” If our offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the CSRC Filing Rules, we may need to complete the filing procedures for our offering and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. As of the date of this annual report, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaires in Hong Kong, their respective abilities to accept foreign investments, and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations and whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our subsidiaries in Hong Kong. If the CSRC Filing Rules become applicable to our subsidiaires in Hong Kong, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our susbidiairies in Hong Kong, our business operations and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If any of our subsidiaries in Hong Kong becomes subject to the CAC or CSRC review, we cannot assure you that we will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, we may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition; may hinder our ability to offer or continue to offer Ordinary Shares to investors; and may cause the value of our Ordinary Shares to significantly decline or be worthless.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by former President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our subsidiaries in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses—secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump (in his former presidency) signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong.

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

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Although we mainly operate our business in Hong Kong, our customers principally comprise businesses that operate e-commerce platforms in Hong Kong. As such, the demand for e-commerce logistics, air freight forwarding, and related logistics services may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Rising tension between the U.S. and China may an adverse effect on global economic conditions. On August 9, 2023, an executive order was issued by former President Biden to direct the Department of Treasury to issue regulations to restrict outbound investment in key technology sectors by U.S. persons to China, with a view to bolster U.S. national security and to curtail investment in sectors that may advance China’s military, intelligence, surveillance or cyber-enabled capabilities. Major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates, and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could, in turn, have a material adverse effect on the business outlook of our business.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Privacy Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our operating subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

We confirm that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiary in Hong Kong; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

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

Risks Related to Our Ordinary Shares

We have received a deficiency letter from Nasdaq relating to our non-compliance with Nasdaq’s continued listing requirements and our Ordinary Shares could become subject to delisting from Nasdaq if we fail to regain compliance.

On August 16, 2024, we received a notice from Nasdaq that we are not in compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) as the minimum bid price of our ordinary share had been below $1.00 per share for 30 consecutive business days (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have until February 12, 2025 to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the minimum bid price of our Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this grace period. In the event we do not regain compliance with the Minimum Bid Price Requirement by February 12, 2025, we may be eligible for an additional 180-calendar day compliance period. If we do not regain compliance with the Minimum Bid Price Requirement by the end of the compliance period (or the second compliance period, if applicable), our Ordinary Shares will become subject to delisting. In the event that we receive notice that our Ordinary Shares is being delisted, the Nasdaq listing rules permit us to appeal a delisting determination by Nasdaq to a hearings panel.

We intend to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement.

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

According to the BVI Business Companies Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Globavend Holdings to our subsidiaries in Hong Kong or from such subsidiaries to Globavend Holdings, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting or an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended September 30, 2024, we have identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

As of the date of this annual report, our directors, officers, and principal shareholders hold in aggregate 11,444,790 of our Ordinary Shares, representing approximately 76.7% of the total voting power. We are therefore a “controlled company” as defined under the Nasdaq Stock Market Rules.

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

Risks Related to Equity Line of Credit

It is not possible to predict the actual number of ELOC Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, or the actual gross proceeds resulting from those sales.

On March 15, 2024, we entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1, a Delaware limited liability company (the “Investor”), pursuant to which the Investor has committed to purchase up to $20 million of our Ordinary Shares (the “ELOC Shares”), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. We have registered for resale of the ELOC Shares, together with 306,123 Ordinary Shares (the “Commitment Shares”) that we have issued to the Investor as commitment shares under and pursuant to the ELOC Purchase Agreement.

We generally have the right to control the timing and amount of any sales of the ELOC Shares to the Investor under the ELOC Purchase Agreement. Sales of the ELOC Shares, if any, to the Investor under the ELOC Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all, some or none of the ELOC Shares that may be available for us to sell to the Investor pursuant to the ELOC Purchase Agreement.

Because the purchase price per Ordinary Share to be paid by the Investor for the ELOC Shares that we may elect to sell to the Investor under the ELOC Purchase Agreement, if any, will fluctuate based on the market prices of our Ordinary Shares at the time we elect to sell the ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of ELOC Shares that we will sell to the Investor under the ELOC Purchase Agreement, the purchase price per share that the Investor will pay for ELOC Shares purchased from us under the ELOC Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Investor under the ELOC Purchase Agreement.

The ELOC Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the ELOC Purchase Agreement, direct the Investor to purchase the ELOC Shares from us in one or more purchases under the ELOC Purchase Agreement, for a maximum aggregate gross purchase price of up to $20 million of the ELOC Shares. An maximum aggregate offering amount of $20 million in ELOC Shares have been registered for resale, which represented approximately 23,389,077 Ordinary Shares based on the closing price of our shares on Nasdaq on June 27, 2024 of $0.8551 per share, in addition to the Commitment Shares. However, because the market prices of the ELOC Shares may fluctuate from time to time after the date of this prospectus, the actual purchase prices to be paid by the Investor for the ELOC Shares that we direct it to purchase under the ELOC Purchase Agreement, if any, also may fluctuate significantly based on the market price of the ELOC Shares.

Any issuance and sale by us under the ELOC Purchase Agreement of a substantial amount of ELOC Shares could cause substantial dilution to our shareholders. The number of ELOC Shares ultimately offered for sale by the Investor is dependent upon the number of ELOC Shares, if any, we ultimately elect to sell to the Investor under the ELOC Purchase Agreement. However, even if we elect to sell ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices.

It is not possible to predict the actual number of ELOC Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, or the actual gross proceeds resulting from those sales.

Pursuant to the ELOC Purchase Agreement, we will have discretion, to vary the timing, price and number of shares sold to the Investor. If and when we elect to sell the ELOC Shares to the Investor pursuant to the ELOC Purchase Agreement, after the Investor has acquired such ELOC Shares, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Investor in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Investor in this offering as a result of future sales made by us to Investor at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Investor under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

The sale of a substantial amount of ELOC Shares in the public market could adversely affect the prevailing market price of our Ordinary Shares.

We have registered for resale an aggregate of up to $20 million of ELOC Shares, together with the Commitment Shares. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our Ordinary Shares. We cannot predict if and when the Investor may sell such shares in the public markets. Furthermore, in the future, we may issue additional Ordinary Shares or other equity or debt securities convertible into Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

We may use proceeds from sales of the ELOC Shares made pursuant to the ELOC Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of the ELOC Shares made pursuant to the ELOC Purchase Agreement, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. However, we have not determined the specific allocation of any net proceeds among these potential uses, and the ultimate use of the net proceeds may vary from the currently intended uses. The net proceeds may be used for corporate purposes that do not enhance our operating results or the value of our Ordinary Shares.

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

On May 24, 2023, Globavend Associates Limited (“Globavend BVI”) was incorporated under the laws of the British Virgin Islands. Globavend BVI is a wholly owned subsidiary of the Company, which was incorporated for the purposes of acting as intermediary holding company of the Company’s operating entity, Globavend HK.

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

On March 15, 2024, we entered into the ELOC Purchase Agreement with the, pursuant to which the Investor has committed to purchase up the ELOC Shares, subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. We have registered for resale of the ELOC Shares, together with the Commitment Shares that we have issued to the Investor under and pursuant to the ELOC Purchase Agreement.

On September 24, 2024, Globavend Warehouse Limited (“Globavend Warehouse”) was incorporated under the laws of Hong Kong. Globavend Warehouse is a wholly owned subsidiary of Globavend BVI, our intermediary holding company. Globavend Warehouse was incorporated as an investment holding company.

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

For the years ended September 30, 2022, 2023 and 2024, our five largest customers accounted for approximately 67.0%, 69.6% and 63.3% of our revenue, respectively.

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

For the year ended September 30, 2024, two major suppliers accounted for approximately 45.8% and 10.9% of the total cost of revenue, respectively. For the year ended September 30, 2023, four major suppliers accounted for approximately 33.1%, 23.1%, 13.4% and 10.9% of the total cost of revenue, respectively. For the year ended September 30, 2022, four major suppliers accounted for approximately 26.2%, 14.7%, 14.6%, and 13.1% of the total cost of revenue, respectively.

For the years ended September 30, 2022, 2023 and 2024, we transacted with 10, 5 and 12 air freight suppliers, respectively, comprising air freight carriers and freight forwarders, for the provision of cargo spaces, as well as over 55, 43 and 29 suppliers, respectively, for transport and local delivery-related services.

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

We purchase air cargo spaces through direct booking with air freight carriers or other freight forwarders on a demand basis, without entering into any fixed-term agreements. For the years ended September 30, 2022, 2023 and 2024, the value of direct bookings for cargo spaces made with air freight carriers and other freight forwarders amounted to approximately US$12.3 million, US$7.1 million and US$3.5 million, respectively.

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

To maintain our status as an IATA-accredited cargo agent so as to entitle us to make direct bookings with air freight carriers. As of September 30, 2022, 2023 and 2024, we maintain bank guarantee of $232,051, nil and nil, respectively, with IATA.

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

During the years ended September 30, 2022, 2023 and 2024, we paid an aggregate cost of approximately US$1,340,658, US$1,219,343 and US$1,286,457, respectively, under our block space agreements.

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

For the years ended September 30, 2022, 2023 and 2024, we did not experience any failure in our all-in-one shipping solution that caused material disruptions to our operations. We are, however, susceptible to risks relating to failure of our information technology system. For details regarding such risks, refer to “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry —Our business is dependent on information technology” and “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry —Our business is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.”

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

Seasonality

For the years ended September 30, 2022, 2023 and 2024, there were no specific and obvious seasonality that affected the demand for our services. With regard to the global impact of the COVID-19 pandemic, our directors are of view that it indicates no positive correlation between the COVID-19 pandemic and our business. Instead, it is widely understood that demand for certain products are influenced by a number of factors, such as weather patterns, national holidays, economic conditions, major product launches, brand promotions, and many other market factors. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performances, since many of the market factors are unpredictable, and we provide no assurances that any market trends will continue. Due to these potential fluctuations, we place great importance on maintaining close contact with our customers to monitor trends and capture market needs effectively.

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

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulation” in this annual report. We have obtained all the necessary licenses, permits, and approvals that are material to our business during the years ended September 30, 2022, 2023 and 2024, with details set forth below:

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report:

The charts below illustrate our corporate structure and identifies our subsidiaries as of the date of this annual report:

Mr. Wai Yiu Yau

100%

Globavend Investment Limited (BVI)		Other Investors
76.7%		23.3%
(11,444,790 Ordinary Shares)	(3,414,333 Ordinary Shares)

Globavend Holdings Limited (Cayman Islands)

	100%

Globavend Associates Limited (BVI)

100%		100%

Globavend (HK) Limited (Hong Kong)		Globavend Warehouse Limited (Hong Kong)
Name	Background		Ownership
Globavend BVI	-	A BVI company	100% owned by Globavend Holdings
	-	Incorporated on May 24, 2023
	-	Issued share capital of US$2.00
	-	Intermediate holding company

Globavend HK	-	A Hong Kong company	100% owned by Globavend BVI
	-	Incorporated on June 27, 2016
	-	Issued share capital of HK$1,000,000
	-	Engaged in the provision of cross-border logistics and air-freight forwarding services

Globavend Warehouse	-	A Hong Kong company	100% owned by Globavend BVI
	-	Incorporated on September 24, 2024
	-	Issued share capital of HK$1
	-	Investment holding company

D.	Property, Plant and Equipment

We do not own any real property.

During the years ended September 30, 2022, 2023 and 2024, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	Room 13, 18/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(1)	236.16 (approximate)	HK$28,000 per month
2.	Room 02A, 24/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(2)	167.22 (approximate)	HK$19,000 per month
3.	Factory Unit No.914, 9/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(3)	275.74 (approximate)	HK$27,000 per month

(1)	Globavend HK entered into a lease agreement with an independent third party, pursuant to which Globavend HK leased the premises with a lease term from September 10, 2021 to September 9, 2023, and extended by another lease agreement for a further lease term from September 10, 2023 to September 9, 2026. The lease was terminated on September 10, 2024.
(2)	Globavend HK entered into a lease agreement with an independent third party, pursuant to which Globavend HK leased the premises with a lease term from December 10, 2021 to December 9, 2022. The lease was terminated upon expiry on December 9, 2022.
(3)	The premises is owned by Mr. Wai Yiu Yau, our Controlling Shareholder and was occupied by the Company with free rental from July 1, 2024 to September 30, 2024 and with a monthly rental fee of USD3,462 from October 1, 2024 to September 30, 2025.

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

MAJOR FACTORS AFFECTING OUR FINANCIAL RESULTS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

During the years ended September 30, 2022, 2023 and 2024, a large portion of our revenues was generated in Hong Kong. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Fluctuations in foreign exchange rates

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this annual report are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the years ended September 30, 2022, 2023 and 2024, we incurred approximately 47.7%, 54.3% and 62.0% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we would closely monitor our exposure from foreign currency fluctuations. Foreign currency fluctuations had a positive impact on net income for the years ended September 30, 2022, 2023 and 2024. For the years ended September 30, 2022, 2023 and 2024, the foreign exchange gains were $72,974, $118,508 and $156,937, respectively.

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

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the logistics and freight forwarding industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. However, we note that the government authorities have gradually uplifted the preventive measures in relation to the COVID-19. For instance, on January 30, 2023, the Hong Kong government has ceased to issue any isolation orders to COVID-19 infectants. On May 5, 2023, the World Health Organization (WHO) announced that COVID-19 no longer constitutes a public health emergency of international concern (PHEIC). On May 30, 2023, the Hong Kong government has lowered the response level of COVID-19 from emergency level to alert level. The adverse effects of COVID-19 started to diminish in 2023. There was no significant impact on the Company’s business for the year ended September 30, 2023 and 2024.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Year Ended September 30, 2023 and 2024

	Years ended September 30,
	2023	2024	Changes
	$	$	$
Revenue
Integrated cross-border logistics services	16,872,539	15,116,783	(1,755,756)
Air freight forwarding services	1,713,989	1,423,396	(290,593)
	18,586,528	16,540,179	(2,046,349)

Cost of revenue
Cost of revenue – third party	10,521,866	7,223,445	(3,298,421)
Cost of revenue – related party	6,159,075	6,897,332	738,257
	16,680,941	14,120,777	(2,560,164)

Gross profit	1,905,587	2,419,402	513,815

General and administrative expenses	758,726	1,079,349	320,623
Income from operation	1,146,861	1,340,053	193,192

Other income
Interest income	3,481	68,205	64,724
Interest expense	(1,066)	(2,393)	(1,327)
Other income	120,367	156,953	36,586
Total other income, net	122,782	222,765	99,983
Income before income taxes	1,269,643	1,562,818	293,175
Income tax expenses	192,251	223,810	31,559
Net income	1,077,392	1,339,008	261,616

Year Ended September 30, 2024 Compared to Year Ended September, 2023

Revenues

Our revenue decreased by $2,046,349, or 11.0%, from $18,586,528 for the year ended September 30, 2023 to $16,540,179 for the year ended September 30, 2024, primarily due to the decrease in the integrated cross-border logistics services and air freight forwarding services in 2024.

Our revenue from integrated cross-border logistics services decreased by $1,755,756, or 10.4% from $16,872,539 for the year ended September 30, 2023 to $15,116,783 for the year ended September 30, 2024. The revenue was mainly derived from the integrated cross-border logistics services for delivering goods from Hong Kong to Australia and New Zealand. Logistics revenue is recognized over the logistics time. The decrease of revenue from the integrated cross-border logistics services is due to the higher average sales price per freight weight which driven down sales demand and volume from customers.

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Years ended September 30,
	2023	2024
Average daily number of packages	$5,654	$6,135
Average daily freight weight (kilogram)	2,459	1,937
Average daily number of shipments	3.69	3.24
Average daily revenue per freight weight	18.80	21.32

Our revenue from air freight forwarding services decreased by $290,593 or 17.0%, from $1,713,989 for the year ended September 30, 2023 to $1,423,396 for the year ended September 30, 2024, The Company sells air freight spaces to other freight forwarders to earn income through the price differences. Air freight forwarding revenue is recognized upon the completion of the transaction. The decrease of such revenue is mainly due to the change in pricing strategy. In order to reach a high gross profit, the Company focused on selling the air freight spaces with higher unit prices, which driven down the sales demand and lowered the sales volume from customers. Therefore, the revenue from air freight forwarding services decreased in general during the year ended September 30, 2024 while comparing to the same period in prior year.

Cost of Revenue

The following table set forth the breakdown of our cost of revenue for the periods indicated:

	Years ended September 30,
	2023	2024
Air freight charges	$7,113,911	$3,520,270
Last mile carriage and alliance costs	9,415,448	10,399,786
Warehouse labor costs	133,437	167,341
Packing costs	18,145	33,380
	$16,680,941	$14,120,777

Our cost of revenue mainly represented air freight charges, last mile carriage and alliance costs, packaging costs and labor costs. Our cost of revenue decreased by $2,560,164, or 15.3%, from $16,680,941 for the year ended September 30, 2023 to $14,120,777 for the year ended September 30, 2024, mainly due to decrease in air freight and courier expenses to fulfill the decreased sales transactions.

Our air freight charges mainly represented costs of air freight services. Our air freight charges decreased by $3,593,641, or 50.5%, from $7,113,911 for the year ended September 30, 2023 to $3,520,270 for the year ended September 30, 2024, mainly due to the decreased sales from both air freight forwarding services and integrated cross-border logistics services and lower air freight rates offered by suppliers during the year ended September 30, 2024.

Our last mile carriage and alliance costs mainly represented courier service charges, customs clearance fees and other alliance service charges. Our last mile carriage and alliance costs increased by $984,338, or 10.5%, from $9,415,448 for the year ended September 30, 2023 to $10,399,786 for the year ended September 30, 2024, mainly due to increase in unit price for last mile carriage and alliance costs.

Our warehouse labor costs mainly represented salaries and wages of warehouse staff. Our warehouse labor costs increased by $33,904, or 25.4%, from $133,437 for the year ended September 30, 2023 to $167,341 for the year ended September 30, 2024, mainly due to more part-time workers hired to improve the work efficiency, and the hourly rate for part-time workers has also been increased significantly. For the year ended September 30, 2023, some warehouse works were contributed by several full-time employees which salaries were incurred in general and administrative expenses.

Our packing costs mainly represented packing materials, including boxes and labels, for repacking customers’ products. Our packing costs increased by $15,235, or 84.0%, from $18,145 for the year ended September 30, 2023 to $33,380 for the year ended September 30, 2024, mainly due to increase in unit costs for packing materials used for integrated cross-border logistics services.

Gross Profit

Our gross profit increased by 27.0% to $2,419,402 for the year ended September 30, 2024, from $1,905,587 for the year ended September 30, 2023. Our gross profit margin increased to 14.6% for the year ended September 30, 2024, from 10.3% for the year ended September 30, 2023. The increase in gross profit margin could be attributed to the lower freight costs and higher sales unit prices.

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Years ended September 30,
	2023	2024
Staff costs	$370,826	$351,155
Audit fees	171,667	190,256
Travel expenses	45,056	192,020
Legal and professional fees	32,491	191,428
Depreciation charge and amortization of right-of-use assets	50,834	64,688
Allowance for expected credit loss	44,765	6,936
Others	43,087	82,866
	$758,726	$1,079,349

Our general and administrative expenses mainly represented staff costs, audit fees, traveling expenses, depreciation charge, amortization of right-of-use assets, legal and professional fees, allowance for expected credit loss and other administrative expenses. Our general and administrative expenses increased by $320,623, or 42.3%, from $758,726 for the year ended September 30, 2023 to $1,079,349 for the year ended September 30, 2024, mainly due to increase in travel expenses and legal and professional fees.

Our audit fees mainly represent annual audit fees incurred by the Company and its subsidiary. Audit fees increased by $18,589, or 10.8%, from $171,667 for the year ended September 30, 2023 to $190,256 for the year ended September 30, 2024. This was mainly due to the professional services fees on the audit related consent incurred for the year ended September 30, 2024.

Our staff costs mainly represent staff salaries, contribution to staff retirement benefits and staff welfare for office staff and director. Staff costs decreased by $19,671, or 5.3%, from $370,826 for the year ended September 30, 2023 to $351,155 for the year ended September 30, 2024. This was mainly due to the reduction in the one-off discretionary bonus and the decrease in the director’s salary upon listing. This decline was partially offset by increases in the salaries of other employees and the independent directors of the Company.

Our travel expenses increased by $146,964, or 326.2%, from $45,056 for the year ended September 30, 2023 to $192,020 for the year ended September 30, 2024 mainly due to increase in travelling activities in 2024 comparing to the prior year, in order to maintain better business relationship and investor relationship for the Listing.

Our legal and professional fees increased by $158,937, or 489.2%, from $32,491 for the year ended September 30, 2023 to $191,428 for the year ended September 30, 2024, mainly due to the increase in legal consulting and advisory service fees incurred after the Listing.

Our amortization of right-of-use assets mainly represented our operating lease of our Hong Kong office and warehouse on 9th, 18th and 24th floors of Tsuen Wan Industrial Centre. During the year ended September 30, 2023, the operating lease of 24th of Tsuen Wan Industrial Centre has been early terminated in order to centralize the warehouse operation for better management. During the year ended September 30, 2024, the operating lease of 18th of Tsuen Wan Industrial Centre has been early terminated and the warehouse and office have been moved to 9th floor of Tsuen Wan Industrial Centre with lower monthly rental, which leads to a decrease of 4.4% in amortization of right-of-use assets comparing the same period of 2023 and 2024. Our depreciation charge mainly represented depreciation of our fixture, furniture, office equipment and leasehold improvements. Our depreciation charge increased by 413.1% for the year ended September 30, 2024, which was mainly due to the additional logistics equipment and leasehold improvements.

Other Income/Expenses

Our other income mainly consists of interest income, interest expenses and foreign exchange gain/loss. Our net other income was $222,765 for the year ended September 30, 2024, as compared to net other income of $122,782 for the year ended September 30, 2023, primarily due to increase in interest income and foreign exchange gain.

The foreign exchange gains of $118,508 and $156,937 for the years ended September 30, 2023 and 2024, respectively, primarily as a result of net variances of the exchange rate between the Australian dollars and Hong Kong dollars on Australian dollar-denominated transactions. During the years ended September 30, 2023 and 2024, the foreign currency fluctuations on the Company are not hedged by any currency borrowings or other hedging instruments.

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

Hong Kong

The Company generated substantially all of its taxable income in the Hong Kong for the years ended September 30, 2023 and 2024. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for the years ended September 30, 2023 and 2024 were approximately 15.1% and 14.3%, respectively.

Australia

Australian companies are subject to a corporate income tax rate of 30% on their taxable income, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25%. For the years ended September 30, 2023 and 2024, the Company was not considered a taxable Australian company.

New Zealand

New Zealand companies are subject to a corporate income tax rate of 28% on their taxable income. For the years ended September 30, 2023 and 2024, the Company was not considered a taxable New Zealand company.

Net Income

Our net income increased by 24.3% to $1,339,008 for the year ended September 30, 2024, as compared to $1,077,392 for the year ended September 30, 2023. The increase in net income was predominantly due to increased gross profit.

Year Ended September 30, 2023 Compared to Year Ended September, 2022

Comparison of Year Ended September 30, 2022 and 2023

	Years ended September 30,
	2022	2023	Changes
	$	$	$
Revenue
Integrated cross-border logistics services	19,444,182	16,872,539	(2,571,643)
Air freight forwarding services	4,577,014	1,713,989	(2,863,025)
	24,021,196	18,586,528	(5,434,668)

Cost of revenue	16,621,775	10,521,866	(6,099,909)
Cost of revenue – related party	5,993,543	6,159,075	165,532
Cost of revenue	22,615,318	16,680,941	(5,934,377)

Gross profit	1,405,878	1,905,587	499,709

General and administrative expenses	588,732	758,726	169,994
Income from operation	817,146	1,146,861	329,715

Other income (expense)
Interest income	108	3,481	3,373
Interest expense	(2,755)	(1,066)	1,689
Other income	122,289	120,367	(1,922)
Total other income, net	119,642	122,782	3,140
Income before income taxes	936,788	1,269,643	332,855
Income tax expenses	126,561	192,251	65,690
Net income	810,227	1,077,392	267,165

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

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Years ended September 30,
	2022	2023
Average daily number of packages	$5,890	$5,654
Average daily freight weight (kilogram)	2,765	2,459
Average daily number of shipments	3.09	3.69
Average daily revenue per freight weight	19.27	18.80

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

As of September 30, 2024 Compared to September 30, 2023

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of September 30,
	2023	2024	Changes
Current assets
Cash and cash equivalents	$554,132	$2,296,462	$1,742,330
Accounts receivable, net	1,429,299	1,684,644	255,345
Deposits and prepayment	187,400	203,178	15,778
Deferred costs	1,306,441	374,286	(932,155)
Contract assets	543,838	897,409	353,571
Total current assets	4,021,110	5,455,979	1,434,869

Current liabilities
Accounts payables	2,601,253	649,183	(1,952,070)
Accounts payables – related party	-	1,627,269	1,627,269
Amount due to a director	-	8,586	8,586
Other payables and accrued liabilities	1,096,016	235,193	(860,823)
Taxes payables	155,210	224,438	69,228
Lease liabilities – current	39,886	41,019	1,133
Total current liabilities	3,892,365	2,785,688	(1,106,677)
Net current assets	$128,745	$2,670,291	$2,541,546

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents increased from $554,132 as of September 30, 2023 to $2,296,462 as of September 30, 2024. The increase in the balance of cash and cash equivalents was mainly due to the net proceeds of the share issuance after deduction of transaction cost of $5,379,500 and the net cash generated from operation of $326,089 which offset with the payment of offering costs and financial services deposits of $2,769,260, payment of deposit to director for operating lease arrangement of $600,000 and payment for purchase of property, plant and equipment of $592,585 for the year ended September 30, 2024.

Accounts Receivable, net

Our accounts receivable represented receivables from customers of our logistics and air freight forwarding services. Credit periods for customers are normally within 7 to 90 days after customers have received the services provided by the Company.

Our accounts receivable, net increased by $255,345, or 17.9% from $1,429,299 as of September 30, 2023 to $1,684,644 as of September 30, 2024. The increase was mainly attributable to the increase in revenue near the year end.

An impairment analysis is performed at the end of each year. There was an allowance for expected credit loss amounting to $38,534 made in the year ended September 30, 2023. There was an allowance for expected credit loss amounting to $42,932 made in the year ended September 30, 2024.

Deposits and prepayment

Long-term deposits and prepayment consist of trade deposits, deposit paid to a related party for operating lease arrangement and prepaid financing service fee, which are classified as non-current assets.

Long-term deposits and prepayment increased by $2,022,910, or 631.1% from $320,513 as of September 30, 2023 to $2,343,423 as of September 30, 2024. The increase was mainly due to the increase in payment for operating lease deposit, prepayment and deposit for financial services related to ELOC arrangement.

Deposits and prepayment consist of prepayment paid to suppliers, utility and other deposits and prepaid financing service fee, which are classified as current assets.

Deposits and prepayment increased by $15,778, or 8.4% from $187,400 as of September 30, 2023 to $203,178 as of September 30, 2024. The increase was mainly due to the increase in prepayment with financial service providers related to ELOC arrangement.

Contract assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Upon completion of the performance obligations, which can vary in duration based upon the method of transport, these amounts become classified within accounts receivable. Contract assets increased by 353,571 or 65.0% from $543,838 as of September 30, 2023 to $ 897,409 as of September 30, 2024. The increase was mainly due to more in-transit deliveries that has not yet delivered to the customers near the year end 2024.

An impairment analysis is performed at the end of each year. There was an allowance for expected credit loss amounting to $12,401 and $14,940 made in the year ended September 30, 2023 and 2024.

Deferred costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, consulting, printing, and other registration related costs in connection with the offering of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. The deferred costs decreased by $932,155, or 71.4% from $1,306,441 as of September 30, 2023 to $374,286 as of September 30, 2024. The balance decreased as the deferred costs as of September 30, 2023 have been fully offset against the offering proceeds upon listing in November 2023. The balance as of September 30, 2024 was related to the Equity Line of Credit offering.

Accounts payable

The accounts payable are derived from logistics and air freight service providers. The accounts payable decreased by $1,952,070, or 75.0% from $2,601,253 as of September 30, 2023 to $649,183 as of September 30, 2024. The balances arise from logistics service providers were settled within 7 to 30 days. The decrease was mainly due to outstanding supplier invoices related to the air freight costs for the year ended September 30, 2024.

Accounts payable – related party

The accounts payable – related party amounted to nil and $1,627,269 as of September 30, 2023 and September 30, 2024, respectively. For the year ended September 30, 2024, this balance consists of accounts payable to a related company arising from unsettled courier service fees.

Other payables and accrued liabilities

The line item consists of accrued payroll expenses, audit fees, other administrative expenses and accrued offering costs. The balance decreased significantly by $860,823, or 78.5% from $1,096,016 as of September 30, 2023 to $235,194 as of September 30, 2024, the decrease was mainly due to the decrease of accrued offering costs and audit expenses.

Lease liabilities – current

Our lease liabilities represented the current portion of the operating lease of our Hong Kong office and warehouse. As of September 30, 2024, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company.

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

Our use of cash is primarily related to operating activities, payment of dividends and payment of deferred IPO cost. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended September 30,
	2022	2023	2024
Net cash provided by operating activities	$783,045	$2,021,831	$326,089
Net cash used in investing activities	(9,247)	(7,455)	(592,585)
Net cash (used in) provided by financing activities	(1,244,502)	(2,017,979)	2,008,826
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(470,704)	(3,603)	1,742,330
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,028,439	557,735	554,132
CASH AND CASH EQUIVALENTS AT END OF YEAR	$557,735	$554,132	$2,296,462

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of supplier costs and operating expenses.

Net cash provided by operating activities was $326,089 for the year ended September 30, 2024, compared to net cash provided by operating activities of $2,021,831 for the year ended September 30, 2023, representing a decrease of approximately $1.7 million in the net cash inflow in operating activities. The decrease in net cash used in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash outflow of $259,743 for the year ended September 30, 2024 compared to a cash outflow of $350,767 for the same period of 2023, which led to an approximately $91,000 decrease in net cash outflow in operating activities.

(2)	Change in deposits and prepayment resulted in a cash outflow of $78,278 for the year ended September 30, 2024 compared to a cash outflow of $175,862 for the same period of 2023, which led to an approximately $98,000 decrease in net cash outflow in operating activities.

(3)	Change in accounts payable and accounts payable – related party resulted in a cash outflow of $324,801 for the year ended September 30, 2024 compared to a cash inflow of $1,114,707 for the same period of 2023, which led to an approximately $1,440,000 increase in net cash outflow in operating activities.

(4)	Change in other payables and accrued liabilities resulted in a cash outflow of $98,002 for the year ended September 30, 2024 compared to a cash inflow of $320,152 for the same period of 2023, which led to an approximately $418,000 increase in net cash outflow in operating activities.

(5)	Change in contract assets resulted in a cash outflow of $356,110 for the year ended September 30, 2024 compared to a cash outflow of $120,380 for the same period of 2023, which led to an approximately $236,000 increase in net cash outflow in operating activities.

(6)	Change in tax payables resulted in a cash inflow of $69,228 for the year ended September 30, 2024 compared to a cash inflow of $102,896 for the same period of 2023, which led to an approximately $34,000 decrease in net cash inflow in operating activities.

(7)	Net income of $1,339,008 in the year ended September 30, 2024 compared net income of $1,077,392 to the same period of 2023, which led to an approximately $262,000 increase in net cash inflow in operating activities.

Net cash provided by operating activities was $2,021,831 for the year ended September 30, 2023, compared to net cash provided by operating activities of $783,045 for the year ended September 30, 2022, representing an increase of approximately $1.2 million in the net cash inflow in operating activities. The increase in net cash provided by operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash outflow of $350,767 for the year ended September 30, 2023 compared to a cash outflow of $285,640 for the same period of 2022, which led to an approximately $65,000 decrease in net cash inflow in operating activities.

(2)	Change in deposits and prepayment resulted in a cash outflow of $175,862 for the year ended September 30, 2023 compared to a cash outflow of $146,442 for the same period of 2022, which led to an approximately $29,000 decrease in net cash inflow in operating activities.

(3)	Change in accounts payable and accounts payable – related party resulted in a cash inflow of $1,114,707 for the year ended September 30, 2023 compared to a cash inflow of $520,143 for the same period of 2022, which led to an approximately $595,000 increase in net cash inflow in operating activities.

(4)	Change in other payables and accrued liabilities resulted in a cash inflow of $320,152 for the year ended September 30, 2023 compared to a cash outflow of $5,415 for the same period of 2022, which led to an approximately $326,000 increase in net cash inflow in operating activities.

(5)	Change in tax payables resulted in a cash outflow of $13,975 for the year ended September 30, 2022 Change in contract liabilities resulted in a cash outflow of nil for the year ended September 30, 2023 compared to a cash outflow of $24,157 for the same period of 2022, which led to an approximately $24,000 increase in net cash inflow in operating activities.

(6)	Change in tax payables resulted in a cash inflow of $102,896 for the year ended September 30, 2023 compared to a cash outflow of $13,975 for the same period of 2022, which led to an approximately $117,000 increase in net cash inflow in operating activities.

(7)	Net income of $1,077,392 in the year ended September 30, 2023 compared net income of $810,227 to the same period of 2022, which led to an approximately $267,000 increase in net cash inflow in operating activities.

Investing Activities

For the years ended September 30, 2022, 2023 and 2024, our cash outflow used in investing activities was principally derived from the purchases of fixtures, furniture and equipment.

Financing Activities

For the year ended September 30, 2022, our cash used in financing activities was principally for cash payment of dividends. For the year ended September 30, 2023 our cash used in financing activities was principally for cash payment for the offering expenses and dividend. For the year ended September 30, 2024, our cash provided by financing activities were principally from the net proceeds from share issuance after deduction of transaction cost, while partially offset by cash payment for the offering expenses and financial services and deposit paid to a related party for the operating lease arrangement.

The Company believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our cash and cash equivalent will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Capital Expenditures

The Company did not incur any significant capital expenditure for the years ended September 30, 2022 and 2023. For the year ended September 30, 2024, the Company has paid a deposit of $462,974 for purchase of property, plant and equipment.

Off-Balance Sheet Arrangements

For the year ended September 30, 2022, the Company is required to provide bank guarantee to IATA in favor of its associated airlines to secure the purchases of cargo spaces. IATA shall have the right from time to time by giving notice in writing to require us to increase the amount of guarantee if the cargo spaces purchased by us were greater than the existing guaranteed sum. Bank guarantees are provided by the principal bank of the Company, which in return required personal guarantee from a director of the Company and collateral such as mortgage over a property of the director to be pledged in favor of the bank. For the year ended September 30, 2023, the bank guarantee requirement has been released and the Company is required to provide bank deposit of $320,513 (equivalent to HK$2.5 million) directly to the associated airlines of IATA to secure the purchases of cargo spaces. As of September 30, 2022, 2023 and 2024, a bank provided guarantee of $232,051, nil and nil, respectively, for covering the performance of obligations of the Company.

Except the disclosures mentioned above, we have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Contractual Obligations

As of September 30, 2024, we have operating lease commitment with lease liability of $41,019 with a related party and we have prepayment and deposits of $1,147,436 for financial services and deferred offering costs of $374,286 for ELOC.

B.	Liquidity and Capital Resources

For the years ended September 30, 2022, 2023 and 2024, we have financed our operations primarily through cash generated from our business operation and capital contributions by our shareholder.

As of September 30, 2022, we had working capital of $499,500 as compared to working capital of $128,745 as of September 30, 2023. The total current assets increased 90.0%, from $2,116,028 on September 30, 2022 to $4,021,110 in September 30, 2023, mainly because of an increase in deferred costs which represented the professional listing fees settled and accrued for the year ended September 30, 2023. The total current liabilities increased 140.8%, from $1,616,528 on September 30, 2022 to $ 3,892,365 as of September 30, 2023. The increase in our current liabilities is mainly due to an increase in accounts payables and unpaid offering cost.

As of September 30, 2024, we had working capital of $2,670,291 as compared to working capital of $128,745 as of September 30, 2023. The total current assets increased 35.7%, from $4,021,110 on September 30, 2023 to $5,455,979 in September 30, 2024, mainly because of an increase in cash primarily due to net proceeds from share issuance after transaction cost for the year ended September 30, 2024. The total current liabilities decreased 28.4%, from $3,892,365 on September 30, 2023 to $ 2,785,688 as of September 30, 2024. The decrease in our current liabilities is mainly due to a decrease in accounts payable, other payables and accrued liabilities.

We also received capital injections by our shareholder of $126,923, nil and nil for the years ended September 30, 2022, 2023 and 2024, respectively.

While our accounts receivable increased from $1,429,299 as of September 30, 2023 to $1,684,644 as of September 30, 2024, our working capital increased from $128,745 as of September 30, 2023 to $2,670,291 as of September 30, 2024. The increase of working capital was mainly due to a proceed from issuance of ordinary shares during the year ended September 30, 2024.

Based on our total cash and cash equivalents as of September 30, 2024, the cash inflows from operating activities, we did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures and deposit on a short-term basis. We believe that our current cash and cash equivalents and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months.

As of September 30, 2022, 2023 and 2024, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. The outstanding principal as at September 30, 2024 is nil.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2023 to September 30, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Wai Yiu Yau	41	Founder, Chairman of the Board and Chief Executive Officer
Mr. Tsz Ngo Yu	39	Chief Financial Officer
Ms. San Man Leng	47	Independent Director
Mr. Ho Chuen Shin	35	Independent Director
Mr. Fan Cheung	40	Independent Director

Mr. Wai Yiu Yau (“Mr. Yau”), Founder, Chairman of the Board and Chief Executive Officer

Mr. Wai Yiu Yau is the founder of the Company and has been its director and chairman of the Board since May 2023. He is also the founder and director of Globavend HK since its inception in June 2016 and has over 18 years of experience in the logistics industry. Prior to the setting up of Globavend HK, Mr. Yau has been serving DHL eCommerce Limited, a leading worldwide logistics company in various positions for the period from January 2010 to June 2014, with his latest position being the Regional Operations Manager (Asia Pacific), responsible for its daily logistics operations in the Asia Pacific region. Mr. Yau has received a Bachelor of Science Degree in International Shipping Transport and Logistics from the Hong Kong Polytechnic University and a Master of Business Administration from the Chinese University of Hong Kong in 2005 and 2014, respectively.

Mr. Tsz Ngo Yu (“Mr. Yu”), Chief Financial Officer

Mr. Yu has served as our Chief Financial Officer since November 2, 2023. He is a member of the Certified Public Accountants Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants since January 2011 and September 2018, respectively and has over 18 years of experience in the related fields of finance, auditing, accounting, corporate governance practices, and company secretarial matters. During the period between January 2007 and February 2012, Mr. Yu has successively served in various positions in Deloitte Touche Tohmatsu, an accounting firm, with his last position as an audit manager. From September 2013 to December 2020, he was a partner of H.F. Tam & Co (currently known as CTY&Co.), an accounting firm. He is currently the executive director of Marksman Corporate Services Limited a firm principally engaged in the provision of corporate secretarial services and corporate consulting services, a director of JMG Corporate Consulting Limited, both since June 2019, and a partner of IPA CPA Limited, an accounting firm, since October 2020. Since May 2015 until the date of this annual report, Mr. Yu also serves as a company secretary of various companies listed on The Stock Exchange of Hong Kong Limited. He has received a Bachelor of Commerce Degree in Accounting and Finance and Master of Applied Finance, both from Monash University of Australia, in December 2005 and December 2006, respectively.

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

Mr. Cheung has over 14 years’ experience in logistics field including international business expansion, cross-border transactions and corporate governance. He has been serving S.F. Express (Hong Kong) Limited, a leading logistics company operating express courier businesses, supply chain management and consulting services in Hong Kong during the period between December 2009 and April 2023, with his latest position as Deputy Director of Financial Planning. Mr. Cheung is a Chartered Secretary, a Chartered Governance Professional and an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. He received a Bachelor of Social Science degree from The Chinese University of Hong Kong, a Bachelor of Laws degree from the Manchester Metropolitan University in the United Kingdom and a Master of Corporate Governance degree from the Hong Kong Metropolitan University in 2007, 2011 and 2015, respectively. We believe Mr. Cheung is qualified to serve as our director based on his extensive experience and industry background within the logistic industry.

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

For the year ended September 30, 2024, we paid an aggregate of US$72,532 (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2024, we had no outstanding equity awards.

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

As of September 30, 2024, we had seven full-time employees, six of whom are based in Hong Kong and one of whom is based in Australia. As of September 30, 2023, we had seven full-time employees, six of whom are based in Hong Kong and one of whom is based in Australia. As of September 30, 2022, Globavend HK employed a total number of nine full-time employees in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of September 30, 2022	As of September 30, 2023	As of September 30, 2024
Management	1	1	1
Administration and human resources	1	1	1
Accounting and finance	1	1	2
Supply-chain management	1	1	1
Warehouse management (1)	5	3	2
Total	9	7	7

(1)	Includes full-time employees but excludes part-time employees.

We believe Globavend HK maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended September 30, 2022, 2023 and 2024.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 14,931,123 Ordinary Shares outstanding as of the date of this annual report.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Directors and Executive Officers: (1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(2)

Mr. Wai Yiu Yau(3)	11,444,790	76.7%
Mr. Tsz Ngo Yu	—	—
Ms. San Man Leng	—	—
Mr. Ho Chuen Shin	—	—
Mr. Cheung Fan	—	—
All directors and executive officers as a group	11,444,790	76.7%
Principal Shareholders:		%
Globavend Investments Limited(3)	11,444,790	76.7%

Notes:

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.
(2)	Based on 14,931,123 Ordinary Shares outstanding as at the date of this annual report.
(3)	Represents 11,444,790 Ordinary Shares held by Globavend Investments Limited, a company incorporated under the laws of the BVI, wholly owned by Mr. Yau. The registered address of Globavend Investments Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

Balances with related parties

	As of September 30,
	2022	2023	2024
	US$	US$	US$
Deposit and prepayment – related parties:
Panaicia Pty Ltd	-	155,093	-
Prezario UNO Pty Ptd	-	14,741	-
Mr. Wai Yiu Yau (note)	-	-	600,000

	As of September 30,
	2022	2023	2024
	US$	US$	US$
Accounts payable – related party:
Panaicia Pty Ltd	175,479	-	1,563,137
Prezario UNO Pty Ptd	-	-	64,133

	As of September 30,
	2022	2023	2024
	US$	US$	US$
Amount due to a director:
Mr. Wai Yiu Yau	-	-	8,586

Note: As of September 30, 2024, a deposit of $600,000 was paid to Mr. Wai Yiu Yau, a director of the Company, for the Company’s exclusivity to acquire the warehouse and office at Tsuen Wan Industrial Centre, of which an operating lease has been entered into with the Company. The deposit was refundable upon the termination of arrangement. Imputed interest was calculated by interest rate of 3.375% over the lease term of 15 months.

Transactions with related parties

		For the years ended September 30,
		2022	2023	2024
Related Party	Nature of transaction	US$	US$	US$
Panaicia Pty Ltd	Last mile carriage expenses	5,922,909	5,526,462	6,462,561
Prezario UNO Pty Ltd	Last mile carriage expenses	70,634	632,613	434,771
Mr. Wai Yiu Yau	Rental expense	-	-	8,308
Mr. Wai Yiu Yau	Interest income	-	-	5,030
Mr. Chun Lin Yau	Salary expenses	16,769	-	-
Ms. Lai Ching Ng	Salary expenses	16,769	-	-

Names and relationship of related parties

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
Mr. Chun Lin Yau	Father of one of the shareholders, Mr. Wai Yiu Yau
Ms. Lai Ching Ng	Mother of one of the shareholders, Mr. Wai Yiu Yau

C.	Interests of Experts and Counsel

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

During the years ended September 30, 2022, 2023 and 2024, Globavend Holdings and Globavend BVI have not distributed any cash dividends or made any other cash distributions. During the year ended September 30, 2024, Globavend HK has not declared any cash dividends or made any other cash distributions to our Controlling Shareholder. During the year ended September 30, 2023, Globavend HK declared cash dividends in the amount of US$1,474,359 (equivalent to HK$11,500,000) to our Controlling Shareholder. During the year ended September 30, 2022, Globavend HK declared dividends in the amount of US$1,597,909 (equivalent to HK$12,463,692) to our Controlling Shareholder, in which the amount of US$1,244,502 (equivalent to HK$9,707,117) has been distributed as cash dividends and the remaining amount was offset with the amount due with Mr. Yau.

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

Taxation of the Company

As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30%, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25% for the 2023/2024 income year. The Company is not considered an Australian company for the years ended September 30, 2022, 2023 and 2024.

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

We previously filed a registration statement on Form F-1 (Registration No. 333-274166) with the SEC to register the issuance and sale of our Ordinary Shares in our initial public offering. We also filed a registration statement on Form F-1 (Registration No. 333-280554) with the SEC to register for resale of the ELOC Shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

On October 1, 2020, we adopted ASC 326. We estimate expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by us. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable, deposits and prepayment and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, deposits and prepayment and contract assets. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2024, the cash balance of $2,296,462 was substantially maintained at financial institutions in Hong Kong.

We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where we and our subsidiaries are located.

Credit risks associated with account receivables, deposits and prepayment and contract assets are typically accounted for by creating an allowance for expected credit losses. Credit risks are mitigated by performing ongoing credit evaluations of customers’ financial condition. We have adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. We estimate the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics.

Foreign Currency Risk

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this annual report are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the years ended September 30, 2022, 2023 and 2024, we incurred approximately 47.7%, 54.3% and 62.0% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we would closely monitor our exposure from foreign currency fluctuations. Foreign currency fluctuations had a positive impact on net income for the years ended September 30, 2022, 2023 and 2024. For the years ended September 30, 2022, 2023 and 2024, the foreign exchange gains were $72,974, $118,508 and $156,937, respectively.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

	2024	2023

Audit fees(1)	$187,077	432,427
Audit related service fees(2)	30,000	40,000
	217,077	472,427

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Globavend Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1	Form of Amended and Restated Memorandum and Articles of Association of the registrant (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
2.1	Registrant’s Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on October 6, 2023 (File No. 333-274166))
4.1	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.2	Employment Agreement between the registrant and Mr. Wai Yiu Yau, its director and chief executive officer (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.3	Form of Independent Director Agreement between the registrant and its independent directors (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.4	Employment Agreement between the registrant and Mr. Tsz Ngo Yu, its chief financial officer (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.5	Lease Contract, by and between Lu Xue Feng and Globavend (HK) Limited, dated as of August 13, 2021 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.6	Lease Contract, by and between Lu Xue Feng and Globavend (HK) Limited, dated as of November 10, 2023 (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on January 10, 2024)
4.7*	Tenancy Agreement, by and between Wai Yiu Yau and Globavend (HK) Limited, dated as of February 4, 2025
4.8	Block Space Agreement between Qantas Airways Limited and Globavend (HK) Limited, dated as of December 20, 2022 (incorporated herein by reference to Exhibit 10.6 to the Form F-1/A filed on September 11, 2023 (File No. 333-274166))
8.1*	List of Subsidiaries of the registrant
10.1	Equity Purchase Agreement, by and between the registrant and Square Gate Capital Master Fund, LLC – Series 1, dated as of March 15, 2024 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on March 25, 2024)
10.2	Registration Rights Agreement, by and between the registrant and Square Gate Capital Master Fund, LLC – Series 1, dated as of March 15, 2024 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on March 25, 2024)
11.1	Code of Business Conduct and Ethics of the registrant (incorporated herein by reference to Exhibit 99.7 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Globavend Holdings Limited

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chief Executive Officer

Date: February 12, 2025

GLOBAVEND HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Globavend Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Globavend Holdings Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
February 12, 2025

  999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND 2024

(US$, except share data, or otherwise note)

	As of September 30,
	2023	2024
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$554,132	$2,296,462
Accounts receivable, net	1,429,299	1,684,644
Deposits and prepayment	17,566	203,178
Deposits and prepayment – related party	169,834	-
Deferred costs	1,306,441	374,286
Contract assets	543,838	897,409
Total current assets	$4,021,110	$5,455,979

NON-CURRENT ASSETS
Property, plant, equipment, net	$13,274	$123,101
Right-of-use assets, operating lease	119,881	32,711
Deposits and prepayment	320,513	1,743,423
Deposits – related party	-	600,000
Total non-current assets	$453,668	$2,499,235
TOTAL ASSETS	$4,474,778	$7,955,214

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$2,601,253	$649,183
Accounts payable – related party	-	1,627,269
Other payables and accrued liabilities	1,096,016	235,193
Amount due to a director	-	8,586
Taxes payables	155,210	224,438
Operating lease liabilities - current	$39,886	41,019
Total current liabilities	$3,892,365	$2,785,688

Non-current liabilities
Operating lease liabilities – non-current	80,237	-
Total non-current liabilities	$80,237	$-
TOTAL LIABILITIES	$3,972,602	$2,785,688

Commitments	-

EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,125,000 shares issued and outstanding as of September 30, 2023 and 14,931,123 shares issued and outstanding as of September 30, 2024	13,125	14,931
Subscription receivable	(13,125)	(13,125)
Additional paid-in capital	128,205	3,454,741
Retained earnings	373,971	1,712,979
Total shareholders’ equity	$502,176	$5,169,526

TOTAL LIABILITIES AND EQUITY	$4,474,778	$7,955,214

*	Shares presented on a retroactive basis to reflect the restructuring.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(US$, except share data, or otherwise note)

	For the year ended September 30,
	2022	2023	2024

Revenue	24,021,196	18,586,528	16,540,179

Cost of revenue	16,621,775	10,521,866	7,223,445
Cost of revenue – related party	5,993,543	6,159,075	6,897,332
Cost of revenue	22,615,318	16,680,941	14,120,777

Gross Profit	1,405,878	1,905,587	2,419,402

Operating expenses:
General and administrative expenses	588,732	758,726	1,079,349
Total operating expenses	$588,732	$758,726	$1,079,349

Income from operations	$817,146	$1,146,861	$1,340,053

Other income:
Interest income	108	3,481	68,205
Interest expense	(2,755)	(1,066)	(2,393)
Other income	122,289	120,367	156,953
Total other income	119,642	122,782	222,765

Income before income taxes	$936,788	$1,269,643	$1,562,818
Income taxes provision	126,561	192,251	223,810
Net income attributable to Globavend Holdings Limited	$810,227	$1,077,392	$1,339,008

Comprehensive income	$810,227	$1,077,392	$1,339,008

Earnings per share - Basic and diluted	$0.06	$0.08	$0.09

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	13,125,000	13,125,000	14,559,582

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(US$, except share data, or otherwise note)

	Ordinary Shares*		Subscription	Additional paid-in	Retained
	Shares	Amount	Receivable	capital	Earnings	Total

Balance as of September 30, 2021	13,125,000	$13,125	$(13,125)	$1,282	$1,558,620	$1,559,902
Net income for the year	-	-	-	-	810,227	810,227
Capital injection from a shareholder	-	-	-	126,923	-	126,923
Dividends declared	-	-	-	-	(1,597,909)	(1,597,909)
Balance as of September 30, 2022	13,125,000	$13,125	$(13,125)	$128,205	$770,938	$899,143

Net income for the year	-	-	-	-	1,077,392	1,077,392

Dividends declared	-	-	-	-	(1,474,359)	(1,474,359)
Balance as of September 30, 2023	13,125,000	$13,125	$(13,125)	$128,205	$373,971	$502,176
Net income for the year	-	-	-	-	1,339,008	1,339,008
Share issued in initial public offering	1,500,000	1,500	-	2,962,556	-	2,964,056
Shares issued to Square Gate relating to ELOC	306,123	306	-	363,980	-	364,286
Balance as of September 30, 2024	14,931,123	$14,931	$(13,125)	$3,454,741	1,712,979	5,169,526

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2023 AND 2024

(US$, except share data, or otherwise note)

	For the year ended September 30,
	2022	2023	2024
Cash flows from operating activities:
Net income	$810,227	$1,077,392	$1,339,008
Non-cash adjustments:
Depreciation of property, plant and equipment	1,377	3,855	19,784
Non-cash operating lease expense	60,107	46,979	44,904
Allowance for expected credit loss	335	44,765	6,937
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(285,640)	(350,767)	(259,743)
Deposits and prepayment	(146,442)	(6,028)	(78,278)
Deposits and prepayment – related party	-	(169,834)	-
Contract assets	(71,910)	(120,380)	(356,110)
Increase (Decrease) In:
Accounts payable	344,664	1,290,186	(1,952,070)
Accounts payable – related party	175,479	(175,479	1,627,269
Other payables and accrued liabilities	(5,415)	320,152	(98,002)
Contract liabilities	(24,157)	-	-
Tax payables	(13,975)	102,896	69,228
Operating lease liabilities	(61,605)	(41,906)	(36,838)
Net cash provided by operating activities	$783,045	$2,021,831	$326,089

Cash flows used in investing activities:
Purchases of property, plant and equipment	(9,247)	(7,455)	(592,585)
Net cash used in investing activities	$(9,247)	$(7,455)	$(592,585)

Cash flows (used in) provided by financing activities:
Dividends paid	$(1,244,502)	$(1,474,359)	$-
Payment of offering costs	-	(543,620)	(1,871,824)
Prepayment for financing services	-	-	(897,436)
Deposit paid to a director	-	-	(600,000)
Payment of offering costs related to ELOC	-	-	(10,000)
Net proceeds from initial public offering after deduction of transaction cost	-	-	5,379,500
Net advance from a director	-	-	8,586
Net cash (used in) provided by financing activities	$(1,244,502)	$(2,017,979)	$2,008,826

Net (decrease) increase in cash and cash equivalents	$(470,704)	$(3,603)	$1,742,330
Cash and cash equivalents at beginning of year	1,028,439	557,735	554,132
Cash and cash equivalents at end of year	$557,735	$554,132	$2,296,462

Supplemental Disclosure of Cash Flow Information
Interest received	108	3,481	63,175
Income tax paid	(140,536)	(89,356)	(154,581)

Non-cash investing and financing activities
Dividends declared and offset against amount due from a director	226,484	-	-
Capital injection from a shareholder offset against dividends payable	126,923	-	-
Right-of-use assets obtained in exchange for new operating lease obligations	56,747	123,162	40,789
Accrual of offering costs	-	762,821	-
Ordinary shares issued for settlement of deferred financing costs	-	-	364,286

GLOBAVEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

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

Globavend (HK) Limited (“Globavend HK”) was incorporated under the laws of Hong Kong and commenced its operations since June 2016. Globavend HK provides integrated cross-border logistics services and air freight forwarding services with business spans Hong Kong, Australia and New Zealand.

Globavend Warehouse Limited (“Globavend Warehouse”) was incorporated under the laws of Hong Kong in September 2024. Globavend Warehouse was inactive during the reporting period.

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

Generally, the Company’s services are divided into integrated cross-border logistics services and air freight forwarding services.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Globavend Holdings Limited	May, 2023	Cayman Islands	100%	Investment holding company
Wholly-owned subsidiaries
Globavend Associates Limited	May, 2023	British Virgin Islands	100%	Intermediate holding company
Globavend (HK) Limited	June, 2016	Hong Kong	100%	Provision of integrated cross-border logistics services and air freight forwarding services
Globavend Warehouse Limited	September, 2024	Hong Kong	100%	Dormant company

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

The Company reviews accounts receivable and contract assets on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The loss-rate method is used to estimate the expected credit loss for accounts receivable and contract assets. The loss-rates are estimated based on the age of the balances of accounts receivable, historical experience, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit loss is sensitive to changes in circumstances and forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. As of September 30, 2023 and 2024, balance of allowance for expected credit loss was $50,935 and $57,872, respectively.

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

As an infectious disease, the Outbreak was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong, there was no significant impact on the Company’s business in 2022, 2023 and 2024.

Concentration risk

The risk is mitigated by the Company’s assessment of the level of concentration on its major customers and its ongoing monitoring of outstanding balances.

Concentration of major customers and suppliers:

	For the year ended September 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
Major customers representing more than 10% of the Company’s revenues
Customer A	$3,935,712	16.4%	$2,631,405	14.2%	$2,081,273	12.6%
Customer B	3,766,619	15.7%	3,362,796	18.1%	2,991,256	18.1%
Customer C	4,640,927	19.3%	4,065,106	21.9%	2,647,457	16.0%
Total Revenues	$12,343,258	51.4%	$10,059,307	54.2%	$7,719,986	46.7%

	As of September 30,
	2023		2024
	US$	%	US$	%
Major customers of the Company’s accounts receivable, net
Company A	$459,954	31.3%	$38,884	2.3%
Company B	-	0.0%	134,812	8.0%
Company C	437,898	29.8%	219,836	13.0%
Total	$897,852	61.1%	$393,532	23.3%

	For the year ended September 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$2,954,629	13.1%	$2,233,892	13.4%	$1,176,108	8.3%
Supplier B	3,332,291	14.7%	1,279,227	7.7%	1,286,457	9.1%
Supplier C	3,297,225	14.6%	1,815,015	10.9%	760,007	5.4%
Panaicia Pty Ltd (note)	5,922,908	26.2%	5,526,462	33.1%	6,462,561	45.8%
Supplier D	534,804	2.4%	3,852,869	23.1%	1,543,703	10.9%
Total Cost of Revenue	$16,041,857	71.0%	$14,707,465	88.2%	$11,228,836	79.5%

	As of September 30,
	2023		2024
	US$	%	US$	%
Major suppliers of the Company’s accounts payables, net
Supplier A	$54,188	2.1%	$78,224	3.4%
Supplier B	51,156	2.0%	115,869	5.1%
Supplier C	108,743	4.2%	-	0.0%
Panaicia Pty Ltd (note)	-	0.0%	1,563,137	68.7%
Supplier D	2,301,224	88.5%	284,872	12.5%
Total	$2,515,311	96.8%	$2,042,102	89.7%

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

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2022, 2023 and 2024.

	For the year ended September 30,
	2022	2023	2024
Year end HKD: US$ exchange rate	7.8000	7.8000	7.8000
Year average HKD: US$ exchange rate	7.8000	7.8000	7.8000

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2023 and 2024, the cash balances of $554,132 and $2,296,462, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

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

Foreign Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar, Australian dollars and New Zealand. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. Foreign currency fluctuations had a slightly positive impact on net income for the years ended September 30, 2022, 2023 and 2024. For the years ended September 30, 2022, 2023 and 2024, the foreign exchange gains were $72,974, $118,508 and $156,937, respectively. The Company has not maintained any hedging policy against foreign currency risk, as the management believes that there was no significant exposure to foreign exchange rate fluctuations. The management will consider hedging significant currency exposure should the need arise.

The following table presents the potential effects on net foreign exchange gains or losses of a hypothetical change of +/- 5% in the exchange rate:

For the year ended September 30, 2023			For the year ended September 30, 2024
Net Foreign exchange gains (US$)	Impact on net foreign exchange gains/(losses) +5% (US$)	Impact on net foreign exchange gains/(losses) -5% (US$)	Net Foreign exchange gains (US$)	Impact on net foreign exchange gains/(losses) +5% (US$)	Impact on net foreign exchange gains/(losses) -5% (US$)
118,508	(5,925)	5,925	156,937	(7,847)	7,847

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

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, contract assets, deposit, accounts payable, other payables, lease liabilities and accrued liabilities and due to a director.

The carrying value of cash and cash equivalents, accounts receivable, contract assets, deposit, accounts payable, other payables and accrued liabilities and due to a director approximate fair value because of the short-term nature of these items. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2024 and 2023.

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

Accounts Receivable, net

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 7 to 90 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statements of operations and comprehensive income within operating expenses. The Company used loss-rate methods to estimate allowance for credit loss. For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. Balance of allowance for expected credit loss for accounts receivables was $38,534 and $42,932 as of September 30, 2023 and 2024, respectively.

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

Contract assets were $543,838 and $897,409 as of September 30, 2023 and 2024, respectively. Balance of allowance for expected credit loss for contract assets was $12,401 and $14,940 as of September 30, 2023 and 2024, respectively.

Deferred costs

Deferred offering costs consist principally of incremental cost directly attributable to the Company’s share offering incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the offering of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. As of September 30, 2023 and September 30, 2024, deferred costs were $1,306,441 and $374,286, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives with an estimated residual value of the assets, using the straight-line method. Estimated useful lives are as follows:

Fixtures, furniture, equipment	5 years
Leasehold improvements	Over the lease term

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

There was no impairment loss recognized for the years ended September 30, 2022, 2023 and 2024.

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

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the years ended September 30, 2022, 2023 and 2024, respectively, are as follow:

	Year ended September 30,
	2022	2023	2024
Integrated cross-border logistics services	$19,444,182	$16,872,539	$15,116,783
Air freight forwarding services	4,577,014	1,713,989	1,423,396
Total	$24,021,196	$18,586,528	$16,540,179

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines or other freight forwarders and ancillary logistics services fee including costs of custom handling services, last mile carriage, warehouse labor costs and warehouse packaging.

General and Administrative Expenses

General and administrative expenses include salaries and employee benefits, depreciation for fixture, furniture and office equipment and ROU assets, legal and professional fees, travel and entertainment, audit fees, bank charges, credit loss expense and other office expenses.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of September 30, 2023 and 2024, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of September 30, 2022, 2023 and 2024, there were no dilution impact.

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

As of September 30, 2023 and 2024, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$1,040,000 and HK$1,040,000, respectively, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time in the bank’s favor. There was no outstanding principal or pledged bank deposit as at September 30, 2024.

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

Government Grant

In 2022 and 2023, the Company successfully applied for funding support from the Employment Support Scheme (“ESS”), set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant.

For the years ended September 30, 2022, 2023 and 2024, government grants in the amounts of $47,428, $1,859 and nil were recognized as other income in the consolidated statements of operation and comprehensive income, respectively.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of September 30,
	2023	2024
Accounts receivable	$1,467,833	$1,727,576
Less: allowance for expected credit loss	(38,534)	(42,932)
Total	$1,429,299	$1,684,644

The movement of allowances for credit loss is as follow:

	As of September 30,
	2023	2024
Balance at beginning of the year	$(5,068)	$(38,534)
Increase	(33,466)	(4,398)
Total	$(38,534)	$(42,932)

NOTE 4 - DEPOSITS AND PREPAYMENT

	As of September 30,
	2023	2024
Deposits and prepayment classified as non-current assets:
Trade deposit	$320,513	$320,513
Financial service deposit (note)	-	897,436
Prepaid financial service fee (note)	-	62,500
Deposits paid for purchase of property, plant and equipment	-	462,974
Total deposits classified as non-current assets	$320,513	$1,743,423

Deposit – related party classified as non-current assets:
Deposit for operating lease arrangement	-	600,000
Total deposit – related party classified as non-current assets	$-	$600,000

Deposits and prepayment classified as current assets:
Prepaid financial service fee	$10,899	$11,127
Financial service deposit (note)	-	187,500
Utility and other deposit	6,667	4,551
Total deposits and prepayment classified as current assets	$17,566	$203,178

Deposits and prepayment – related party classified as current assets:
Prepayment paid to suppliers	$169,834	$-
Total deposits and prepayment – related party classified as current assets	$169,834	$-

Note: As of September 30, 2024, the Company has both long-term and short-term deposit and prepayment for financial services related to ELOC.

NOTE 5 – CONTRACT ASSETS

Contract assets are presented net of allowance for credit loss:

	As of September 30,
	2023	2024
Contract assets	$556,239	$912,349
Less: allowance for expected credit loss	(12,401)	(14,940)
Total	$543,838	$897,409

The movement of allowances for credit loss is as follow:

	As of September 30,
	2023	2024
Balance at beginning of the year	$(1,102)	$(12,401)
Increase	(11,299)	(2,539)
Total	$(12,401)	$(14,940)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2023 and 2024, property, plant and equipment, net consisted of the following:

	As of September 30,
	2023	2024
Fixture, Furniture and Equipment	$20,662	$63,101
Leasehold improvement	-	87,172
Total property plant and equipment, at cost	20,662	150,273
Less: accumulated depreciation	(7,388)	(27,172)
Total property, plant and equipment, net	$13,274	$123,101

Depreciation expenses for the years ended September 30, 2022, 2023 and 2024 were $1,377, $3,855 and $19,784, respectively.

NOTE 7 – OPERATING LEASES

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

As of September 30, 2024, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company.

As of September 30, 2023 and 2024, operating lease consist of the following:

	As of September 30,
	2023	2024
Right-of-use assets, costs	$268,140	$163,592
Accumulated amortization	(117,664)	(47,596)
Disposal due to early termination	(30,595)	(83,285)
Right-of-use assets, net	$119,881	$32,711

As of September 30, 2023 and 2024, operating lease liabilities consist of the following:

	As of September 30,
	2023	2024
Operating lease liabilities - current portion	$39,886	$41,019
Operating lease liabilities - non-current portion	80,237	-
Total	$120,123	$41,019

During the years ended September 30, 2022, 2023 and 2024, the Company incurred total operating lease expenses of $62,861, $48,045 and $47,297, respectively.

Other lease information is as follows:

	As of September 30,
	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$64,359	$44,872	$39,231
Right-of-use assets obtained in exchange for new operating lease liabilities	$56,747	$123,162	$40,789
Weighted-average remaining lease term - operating leases	1.1 years	2.9 years	1 year
Weighted-average discount rate - operating leases	2.875%	3.375%	3.375%

The following is a schedule of future minimum payments under operating leases as of September 30, 2024:

	As of September 30,
	2023	2024
2022	$-	$-
2023	-	-
2024	42,821	-
2025	43,076	41,538
2026	39,487	-
Total lease payments	$125,384	$41,538
Less: imputed interest	(5,261)	(519)
Total operating lease liabilities, net of interest	$120,123	$41,019

NOTE 8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of September 30,
	2023	2024
Accrued staff salaries	$133,799	$47,087
Accrued administrative expenses	191,603	182,176
Accrued offering costs	762,821	2,564
Other payables	7,793	3,366
Total	$1,096,016	$235,193

NOTE 9 – SEGMENT INFORMATION

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

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. For the years ended September 30, 2022, 2023 and 2024, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. The single segment represents the Company’s core business of providing (i) integrated cross-border logistics services; and (ii) air freight forwarding services.

Information for the Company’s breakdown of integrated cross-border logistics revenue destination for the years ended September 30, 2022, 2023 and 2024 are as follows:

	For the year ended September 30,
	2022		2023		2024
	USD		USD		USD
Australia	$17,860,666	91.9%	$14,985,267	88.8%	$13,151,359	87.0%
New Zealand	1,583,516	8.1%	1,887,272	11.2%	1,965,424	13.0%
Total integrated cross-border logistics revenue	$19,444,182	100.0%	$16,872,539	100.0%	$15,116,783	100%

NOTE 10 – OTHER INCOME

	For the year ended September 30,
	2022	2023	2024
Foreign exchange gains	72,974	118,508	156,937
Miscellaneous income	49,315	1,859	16
Total	$122,289	$120,367	$156,953

NOTE 11 – GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended September 30
	2022	2023	2024
Staff costs	$383,959	$370,826	$351,155
Audit fees	1,667	171,667	190,256
Travel expenses	69,383	45,056	192,020
Legal and professional fees	2,517	32,491	191,428
Depreciation charge and amortization of right-of-use assets	61,484	50,834	64,688
Allowance for expected credit loss	335	44,765	6,936
Others	69,387	43,087	82,866
	$588,732	$758,726	$1,079,349

NOTE 12 – INCOME TAXES

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

For the years ended September 30, 2022, 2023 and 2024, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$10,000, HK$6,000 and HK$3,000 (US$1,282, US$769 and USD385).

For the years ended September 30, 2022, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the year ended September 30,
	2022	2023	2024
Hong Kong profit tax:
- Current income tax	$127,843	$193,020	$224,195
- Tax Concession	(1,282)	(769)	(385)
Income tax expenses	$126,561	$192,251	$223,810

The effective tax rates on income before income taxes for the years ended September 30, 2022, 2023 and 2024 was 13.5%, 15.1% and 14.3%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting period end date.

Reconciliation between the income tax expenses computed by applying the BVI statutory tax rate to income before income taxes and actual provision were as follows:

	Year ended September 30,
	2022	2023	2024
	US$	US$	US$
Income before income tax	936,788	1,269,643	1,562,818
Tax expenses at the BVI statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	152,624	209,491	257,865
Tax effect of non-taxable income	(2,759)	(1,683)	(11,253)
Tax effect of deductible difference	(923)	6,366	(1,263)
Tax effect of non-deductible expenditure	55	-	-
Tax concession	(1,282)	(769)	(385)
Additional tax reduction related to two-tiered profits tax regime	(21,154)	(21,154)	(21,154)

Income tax expense	126,561	192,251	223,810

NOTE 13 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
Mr. Chun Lin Yau	Father of one of the shareholders, Mr. Wai Yiu Yau
Ms. Lai Ching Ng	Mother of one of the shareholders, Mr. Wai Yiu Yau

(b) Summary of Balances with Related Parties:

Deposit and prepayment – related parties:	Note	As of September 30,
		2023	2024
Panaicia Pty Ltd	(1)	$155,093	$-
Prezario UNO Pty Ltd		14,741	-
Mr. Wai Yiu Yau	(2)	-	600,000
Total		$169,834	$600,000

Accounts payable – related party:	Note	As of September 30,
		2023	2024
Panaicia Pty Ltd	(1)	$-	$1,563,136
Prezario UNO Pty Ltd		-	64,133
Total		$-	$1,627,269

Amount due to a director:	Note	As of September 30,
		2023	2024
Mr. Wai Yiu Yau	(3)	$-	$8,586

Notes:

1	Prepayment – related parties and accounts payable – related party are trade in nature, unsecured and non-interest bearing.
2	Deposit – related party was paid to Mr. Wai Yiu Yau, a director of the Company, for the operating lease arrangement related to the rental of a warehouse and office on 9th floor of Tsuen Wan Industrial Centre, with a purchase option. The deposit was refundable upon the termination of arrangement. Imputed interest was calculated by interest rate of 3.375% over the lease term of 15 months.
3	Amount due to a director is non-trade in nature, unsecured and non-interest bearing.

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for years ended September 30, 2022, 2023 and 2024 are listed below:

Last mile delivery cost charged by related parties:	For the year ended September 30,
	2022	2023	2024
Panaicia Pty Ltd	$5,922,909	$5,526,462	$6,462,561
Prezario UNO Pty Ltd	70,634	632,613	434,771
Total	$5,993,543	$6,159,075	$6,897,332

Salaries paid to related parties:	For the year ended September 30,
	2022	2023	2024
Mr. Wai Yiu Yau	$110,000	$85,000	$10,000
Mr. Chun Lin Yau	16,769	-	-
Ms. Lai Ching Ng	16,769	-	-
Total	$143,538	$85,000	$10,000

Rental expense related to related party lease:	For the year ended September 30,
	2022	2023	2024
Mr. Wai Yiu Yau	$-	$-	$8,308
Total	$-	$-	$8,308

Interest income from related party:	For the year ended September 30,
	2022	2023	2024
Mr. Wai Yiu Yau	$-	$-	$5,030
Total	$-	$-	$5,030

NOTE 14 – COMMITMENTS AND CONTINGENCIES

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

As of September 30, 2023 and 2024, a bank provided guarantee of nil and nil, respectively, for covering the performance of obligations of the Company.

We have confirmed that as of September 30, 2023 and 2024 and as at the date of the annual report, no enforcement of bank guarantees was made by our suppliers against us. The Company’s management is of the opinion that there are no contingencies to account for.

Commitments

As at September 30, 2024, save as disclosed in note 6 in the consolidated financial statements, the Company did not have any significant capital and other commitments.

NOTE 15 – ORDINARY SHARES AND STRUCTURE SECTION

Globavend Holdings Limited was incorporated under the laws of the Cayman Islands on May 22, 2023. As of September 30, 2023 and 2024, the Company was authorized to issue up to 50,000,000 ordinary shares, 13,125,000 ordinary shares and 14,931,123 ordinary shares were issued and outstanding at par value of $0.001 per share.

On November 8, 2023, the Company completed the initial public offering and listed its ordinary shares on the Nasdaq Capital Market under the symbol “GVH”, and raised approximately US$3.0 million in net proceeds from the issuance of 1,500,000 new shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

On March 15, 2024, the Company entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1, a Delaware limited liability company (the “Investor”), pursuant to which the Investor has committed to purchase up to $20 million of our Ordinary Shares (the “ELOC Shares”), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. The Company have registered for resale of the ELOC Shares, together with 306,123 ordinary shares (the “Commitment Shares”) that the Company have issued to the Investor as commitment shares under and pursuant to the ELOC Purchase Agreement.

NOTE 16 – DIVIDENDS

For the year ended September 30, 2023 and 2024, Globavend (HK) Limited, a subsidiary of the Company, approved and declared dividends of $1,474,359 and nil, respectively. As such, cash dividends of $1,474,359 and nil have been settled as of September 30, 2023 and 2024, respectively.

NOTE 17 – SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2024, up through February 12, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

