Form 20-F
period 2025-09-30
Globavend Holdings Ltd
filed 2026-02-13
CIK 1978527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report :_____________

For the transition period from ________ to _______________

Commission file number: 001-41831

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

Perth, WA 6000, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.20 per share	GVH	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of September 30, 2025, there were 1,526,113 ordinary shares, par value US$0.20 per share and 100 management shares, par value US$0.20 per share issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“Articles” or “Articles of Association” are to the third amended and restated articles of association of our Company (as amended from time to time) adopted on September 12, 2025 with immediate effect, and as amended, supplemented and/or otherwise modified from time to time;

●	“AUD” or “A$” are to Australian dollar(s), the lawful currency of Australia;

●	“BVI” are to the British Virgin Islands;

●	“Board” is to the board of directors of the Company from time to time;

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” and “Globavend Holdings” are to Globavend Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability on May 22, 2023;

●	“Controlling Shareholder” is to Mr. Wai Yiu Yau, our founder, chief executive officer, chairman and controlling shareholder who beneficially owns 57,224 Ordinary Shares and 100 Management Shares as of the date of this annual report, representing approximately 2.5% of the total issued and outstanding shares and approximately 97.8% of the voting power of the Company as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information;

●	“Dormant Subsidiaries” are to Vault BRS and Vault Cayman;

●	“dual-class structure” or “dual-class share capital structure” is to our existing share capital structure of $100,000,000 divided into 500,000,000 shares of a nominal or par value of $0.20 each, of which 100 shares have been designated as Management Shares and the remaining undesignated shares are the Ordinary Shares;

●	“Exchange Act” are to the US Securities Exchange Act of 1934, as amended;

●	“Globavend BVI” are to Globavend Associates Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of Globavend Holdings;

●	“Globavend HK” are to Globavend (HK) Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of Globavend Holdings and our operating subsidiary in Hong Kong;

●	“Globavend Warehouse” is to Globavend Warehouse Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of Globavend Holdings incorporated for investment holding purposes;

●	“HK Subsidiaries” are to Globavend HK and Globavend Warehouse;

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” are to Hong Kong special administrative region of the People’s Republic of China;

●	“Management Shares” are to our management shares, par value $0.20 per share, having such rights and subject to such restrictions as set out in the Memorandum and Articles of Association;

●	“Memorandum” or “Memorandum of Association” are to the third amended and restated memorandum of association of our Company (as amended from time to time) adopted on September 12, 2025 with immediate effect, and as amended, supplemented and/or otherwise modified from time to time;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“Operating Subsidiaries” are to Globavend HK and the PRC Subsidiary;

●	“Ordinary Shares” are to our undesignated shares, par value $0.20 per share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“PRC” or “China” are to the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, are to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this annual report only;

●	“PRC laws” are to all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“PRC Subsidiary” is to Zhiyi International Logistics (Shenzhen) Co., Ltd., a company incorporated under the laws of the PRC with limited liability, an indirect wholly owned subsidiary of Globavend Holdings and our operating subsidiary in the mainland China;

●	“SEC” or “U.S. Securities and Exchange Commission” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the US Securities Act of 1933, as amended;

●	“U.S. dollars” or “US$” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States; and

●	“Vault BRS LLC” is to Vault BRS LLC, a limited liability company incorporated under the laws of the Delaware of the United States, a direct wholly owned subsidiary of Globavend Holdings, which is currently dormant and does not have operations; and

●	“Vault Cayman” is to Vault DAT Cayman, an exempted company incorporated under the laws of the Cayman Island, an indirect wholly owned subsidiary of Globavend Holdings, which is currently dormant and does not have operations.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include but are not limited to statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	continued market acceptance of our services and products distributed by us;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	continued development of a public trading market for our securities;

●	managing our growth effectively; and

●	fluctuations in operating results.

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

A. [RESERVED]

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

Risks Related to Our Business and Industry

●	we may be unable to obtain exact amount of cargo space to facilitate our customers’ needs, and the termination or non-renewal of our block space agreements could have adverse effect on our results of operations;

●	we rely on our business partners, including air freight carriers, customs clearance companies, ground transportation companies, and local delivery service providers to implement certain services to our customers;

Risks Related to Doing Business in Hong Kong

●	uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time with little advance notice, could limit the legal protections available to us;

●	we may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers;

Risks Related to Our Ordinary Shares

●	if the price of our Ordinary Shares falls below the minimum bid price requirements required by the Nasdaq Listing Rules, our Ordinary Shares could be delisted from Nasdaq;

●	the trading price of our Ordinary Shares could be subject to rapid and substantial volatility;

Risks Related to Our Capital Structure

●	we have a dual-class share capital structure and Mr. Yau will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. The disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest;

Risks Related to Doing Business in China

●	the approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;

●	a severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition;

Risks Related to Our Equity Line of Credit

●	it is not possible to predict the actual number of ELOC Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, or the actual gross proceeds resulting from those sales; and

●	the sale of a substantial amount of ELOC Shares in the public market could adversely affect the prevailing market price of our Ordinary Shares.

Risks Related to Our Business and Industry

We may be unable to obtain exact amount of cargo space to facilitate our customers’ needs, and the termination or non-renewal of our block space agreements could have adverse effect on our results of operations.

In the course of business, Globavend HK obtains cargo space from air freight carriers through block space arrangements and direct booking. The block space agreements guarantee us a predetermined allocation of air cargo space at a discounted rate compared to prevailing market rates for a term of nearly 12 months. Shall we wish to obtain more cargo space than the allocated volume under the block space agreements, the additional cargo space will be subject to the latest market price. There is no guarantee that we will be awarded such additional cargo space. Further, if the prevailing market rates of air cargo space we source fall below the predetermined rates under the block space arrangements, we may have to offer cargo space to our customers at rates lower than the predetermined rates; otherwise, our customers may turn to other freight forwarders that are able to offer cargo space at a lower price.

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

Our operating subsidiaries do not enter into any long-term agreements with our customers, which mainly comprise businesses that operate e-commerce platforms or e-commerce merchants in Hong Kong and China and purchases that are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Accordingly, the quantity of cargo spaces required from our customers may fluctuate from time to time, which makes it difficult for us to project future demands from our customers. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our success depends on receiving continuous orders from our customers.

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

Our business is substantially dependent on our relationship with our major service suppliers. Our suppliers primarily include air freight carriers, ground transportation companies, and customs clearance companies. We consider major service suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2025, two major suppliers accounted for 59.4% and 12.2% of our total purchases. For the year ended September 30, 2024, two major suppliers accounted for 45.8% and 10.9% of our total purchases. For the year ended September 30, 2023, four major suppliers accounted for 33.1%, 23.1%, 13.4% and 10.9% of our total purchases.

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

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues during the years ended September 30, 2023, 2024 and 2025.

We derive a significant portion of our revenues from a few major customers. For the year ended September 30, 2023, three customers accounted for 21.9%, 18.1%, and 14.2% of our total revenue. For the year ended September 30, 2024, three customers accounted for 18.1%, 16.0%, and 12.6% of our total revenue. For the year ended September 30, 2025, two customers accounted for 25.1% and 17.5% of our total revenue. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from these customers. If any of these customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our freight forwarding services may reduce which compels us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, product design and development, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, Mr. Wai Yiu Yau, our founder, chief executive officer, and chairman of the board, has accumulated over 20 years of experience in the logistics industry. See “Item 6. Directors, Senior Management and Employees.” In particular, Mr. Yau has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

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

Our Operating Subsidiaries may be exposed to claims by third parties for infringement of intellectual property rights.

Some of the services rendered by our Operating Subsidiaries are subject to intellectual property protection. In the event of disputes over the use of any intellectual property in our services, there is a risk that claims may be made against our Operating Subsidiaries for intellectual property infringement. In addition, any protracted litigation will result in substantial costs and the diversion of resources and management’s attention.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

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

As of September 30, 2025, we had nine full-time employees, six of whom are based in Hong Kong, one of whom is based in Australia and two of whom are based in the mainland China. We intend to hire additional staff in Hong Kong, China and Australia to facilitate our expansion plans.

The economy in Hong Kong, China and Australia and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong, China and certain other regions (such as Australia) are expected to continue to increase. In addition, we are required by the local laws and regulations to pay various statutory employee benefits, including a mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

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

Risks Related to Doing Business in Hong Kong

A substantial part of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Globavend Holdings is a holding company, and we conduct a substantial part of our operations in Hong Kong through Globavend HK. Other than Globavend HK, our other subsidiaries in Hong Kong also include Globavend Warehouse. Hong Kong is a special administrative region of the PRC. Due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

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

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

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

A substantial part of our operations are conducted in Hong Kong. Hong Kong is a special administration region of the PRC. On July 1, 1997, the PRC assumed sovereignty of Hong Kong under the “one country, two systems” principle which ensures that Hong Kong has its own governmental and legal system that is independent from mainland China and, as a result, has its own distinct rules and regulations. The constitutional document of Hong Kong, the Basic Law, provides that Hong Kong enjoys the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong continues using the English common law system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

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

Our principal business operations are conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding, which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize or, if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies (the “Trial Administrative Measures”) and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. We believe that we are not subject to the CSRC Filing Rules because we are incorporated in the Cayman Islands and our major subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other regions outside of mainland China and operate primarily in Hong Kong. Although one of our operating subsidiaries, namely, the PRC Subsidiary, is located in China, given that (i) our PRC Subsidiary does not contribute 50% or more of our operating revenue, total profit, total assets or net assets; and (ii) the main parts of our business activities are conducted outside mainland China, our main place(s) of business are located outside mainland China, and the majority of senior management staff in charge of our business operations and management are not PRC citizens and have their usual place(s) of residence located outside mainland China, we believe that our listing on the Nasdaq is not subject to the CSRC review. However, as the CSRC Filing Rules and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form.” If our offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the CSRC Filing Rules, we may need to complete the filing procedures for our offering and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. As of the date of this annual report, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. However, since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries in Hong Kong, their respective abilities to accept foreign investments, and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations and whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our subsidiaries in Hong Kong. If the CSRC Filing Rules become applicable to our subsidiaries in Hong Kong, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our subsidiaries in Hong Kong, our business operations and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If any of our subsidiaries in Hong Kong becomes subject to the CAC or CSRC review, we cannot assure you that we will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, we may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition; may hinder our ability to offer or continue to offer Ordinary Shares to investors; and may cause the value of our Ordinary Shares to significantly decline or be worthless.

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

The rule changes submitted by Nasdaq and an act passed by the U.S. Senate and the U.S. House of Representatives call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

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

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. The SEC approved the proposals on December 18, 2025, and the updates went into effect on January 16, 2026.

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

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

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

Risks Related to Our Ordinary Shares

If the price of our Ordinary Shares falls below the minimum bid price requirements required by the Nasdaq Listing Rules, our Ordinary Shares could be delisted from Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires our Ordinary Shares to have a minimum bid price of at least $1.00 per share (the “Minimum Bid Price Requirement”). If we receive a letter from Nasdaq indicating that we are not compliant with the Minimum Bid Price Requirement for 30 consecutive business days, our Ordinary Shares may be delisted from Nasdaq if we are not then eligible for a grace period of 180 calendar days from such notification to achieve compliance. The closing price of our Ordinary Shares on Nasdaq on February 12, 2026 was $0.9028 per share, and we have been unable to fulfil the Minimum Bid Price Requirement since February 5, 2026. If we cannot maintain compliance with the Minimum Bid Price Requirement, our Ordinary Shares could be delisted from Nasdaq.

Furthermore, Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stock Rule”) provides that if a company’s security has a closing bid price of $0.10 or less for ten consecutive trading days during any bid price compliance period, Nasdaq must issue a delisting determination with respect to that security, at which time the security will be immediately suspended from trading. A sale of substantial number of Ordinary Shares could depress the trading price of our Ordinary Shares and result in non-compliance of the Low Priced Stock Rule. If we receive a letter from Nasdaq indicating that we are not compliant with the Low Priced Stock Rule, we may timely request a hearing before Nasdaq’s hearings panel (the “Hearings Panel”) to appeal the delisting determination, but such request would not reverse the suspension of our Ordinary Shares until a favorable determination, if any, by the Hearings Panel is made. No assurances may be made as to whether our effectuation of a reverse stock would cure any future deficiencies regarding the price of our Ordinary Shares for purposes of the Low Priced Stock Rule.

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

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual and current reports with the SEC with respect to our business and operating results. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and increases demand on our systems and resources.

As a result of disclosure of information in our annual report on Form 20-F and in filings required of a public company, our business and financial condition is more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

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

According to the BVI Business Companies Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Globavend Holdings to our subsidiaries in Hong Kong or from such subsidiaries to Globavend Holdings, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiaries in Hong Kong. Also, current PRC regulations permit our PRC Subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiary is required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, when required, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended September 30, 2025, we have identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. generally accepted accounting principles (“U.S. GAAP”) and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. To date, we have engaged external consultants with knowledge and expertise of U.S. GAAP and SEC financial reporting requirements to assist our finance and accounting department, and we have also conducted various trainings with our accounting personnel to enhance our financial reporting capabilities. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

The recent proposed rule change by Nasdaq, if approved, will impose additional continued listing requirements on our Ordinary Shares.

On January 13, 2026, Nasdaq filed a proposed rule change with the SEC (File No. SR-NASDAQ-2026-004) pursuant to Rule 19b-4 under the Exchange Act. If approved, a company’s securities will be subject to immediate suspension and delisting if it is non-compliant with the Minimum Bid Price Requirement or the Low Priced Stock Rule and the company has failed to maintain a value of at least $5 million in Market Value of Listed Securities (as defined in the Nasdaq rules) of its securities for a period of 30 consecutive business days, which is an additional ground for immediate suspension and delisting. The proposed rule change is currently under review by the SEC, with a final decision expected on or before February 19, 2026. In the event that the proposed rule change is approved and becomes effective, if the market value of our Ordinary Shares falls below $5 million for a period of 30 consecutive business days, the trading in our Ordinary Shares may be immediately suspended and our Ordinary Shares may be delisted.

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

The trading market may be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which, in turn, could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

On April 16, 2025, we notified Nasdaq that we intend to follow its home country practice in lieu of the following Nasdaq Listing Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end;

●	Rule 5635(a) and (d), which require shareholder approval prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and with any transactions other than public offerings; and

●	Rule 5250(b)(3), which requires disclosure of third party director and nominee compensation.

We submitted to Nasdaq a written statement by counsel of the Cayman Islands certifying that the above non-compliant practices are not prohibited under the laws of the Cayman Islands, the Company’s home jurisdiction. In future, we may also rely on home country practices with respect to our other corporate governance. As a result of which, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We have incurred increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a U.S. public company, we have incurred significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in November 2023, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

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

As of the date of this annual report, our directors, officers, and principal shareholders hold in aggregate 57,324 Shares, comprising 57,224 Ordinary Shares and 100 Management Shares, representing approximately 2.5% of the total issued and outstanding Shares and approximately 97.8% of the total voting power. We are therefore a “controlled company” as defined under the Nasdaq Stock Market Rules.

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

Risks Related to our Capital Structure

We have a dual-class share capital structure and Mr. Yau will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. The disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

Our authorized and issued Shares comprised of Ordinary Shares and Management Shares.

As of the date of this annual report, there are currently 2,286,819 Shares issued and outstanding, comprising 2,286,719 Ordinary Shares and 100 Management Shares. Unless otherwise provided in the Memorandum and Articles of the Company and/or the terms of issue of the Management Shares, holders of Ordinary Shares and Management Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Ordinary Share has one (1) vote and each Management Share has one million (1,000,000) votes. The Management Shares do not carry any dividend or distribution rights nor are they convertible into Ordinary Shares at any time.

The Management Shares outstanding are beneficially owned by Mr. Yau, representing approximately 97.8% of the aggregate voting power of our currently outstanding Shares as of the date hereof. Together with the Ordinary Shares that Mr. Yau beneficially owns, Mr. Yau owns approximately 97.8% of our voting rights. Because of the one-million-to-one voting ratio between our Management Shares and Ordinary Shares, Mr. Yau will continue to control a majority of the combined voting power of our Ordinary Shares and Management Shares and therefore be able to control all matters submitted to our shareholders for approval. Mr. Yau will be able to retain such control as long as the number of Management Shares that he holds is not less than approximately 0.06% of our total issued and outstanding Shares, assuming that he does not hold any of our Ordinary Shares. This concentrated control will limit the ability of holders of Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Management Shares in the future, the one-million-to-one voting ratio between the two classes of our Ordinary Shares will result in a further dilutive effect on the holders of Ordinary Shares.

As a result, for so long as Mr. Yau owns a controlling or significant voting interest in our Shares, he generally may be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including without limitation:

●	the election of directors;

●	approving liquidation plan;

●	amendment of the memorandum and articles of association of our Company; and

●	other matters that would require a resolution of shareholders of the Company under the laws of the Cayman Islands, such as change of company name, re-domicile of our Company to another jurisdiction and reduction of share capital.

Furthermore, the disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

Even if Mr. Yau were to dispose of certain Shares such that he would control less than a majority of the voting power of our issued and outstanding Shares, he may be able to influence the outcome of certain corporate actions so long as he retains Management Shares. During the period of Mr. Yau’s controlling or significant ownership of our Shares, investors may not be able to affect the outcome of such corporate actions.

Mr. Yau may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares of Ordinary Shares as part of a sale or other liquidity event, and might ultimately affect the market price of our Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new, and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Ordinary Shares less attractive to other investors. As a result, the market price of our Ordinary Shares could be adversely affected.

Risks Related to Doing Business in China

Failure to meet the PRC government’s complex regulatory requirements on our business operation could have a material adverse effect on our operations and the value of our Ordinary Shares.

Part of our operation is in China through our PRC Subsidiary. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business according to the laws and regulations of mainland China. However, since the PRC legal system continues to rapidly evolve and many laws and regulations are relatively new, the interpretation and enforcement of these laws, regulations and rules involve uncertainties. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Ordinary Shares.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Severely Combating Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. New York Stock Exchange fall within the definition of “abroad” in the provision, however, we are already listed on the New York Stock Exchange, therefore, there can be no assurance if we are required to follow the Cybersecurity review or the security assessment procedures, and if so, whether we would be able to complete the applicable cybersecurity review or the security assessment procedures in a timely manner.

On February 17, 2023, the CSRC issued the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Administrative Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. And subsequent securities offerings of a public company in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. Subsequent securities offerings and listings of a public company in other overseas markets than where it has offered and listed shall be filed pursuant to provisions in the first paragraph of this Article of the Trial Administrative Measures.

On February 24, 2023, CSRC and the other relevant PRC government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023, according to which a domestic company, including a joint-stock company incorporated domestically that conducts direct overseas offering and listing, and a domestic operating entity of a company that conducts indirect overseas offering and listing, its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the Cybersecurity review under the Cybersecurity Review Measures and the National Security Review under the Regulations on the Network Data Security Management, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment was, and may continue to be facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In the event of a re-occurrence or outbreak of any health pandemics, and if we cannot effectively mitigate the risks posed by such health pandemics, our operations will be negatively impacted. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and brutal wars in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

New tariffs and retaliatory measures may adversely affect the global economy, which could negatively impact our results of operations.

The latest changes in trade policies, such as the introduction of new tariffs and other trade restrictions by the U.S. government, could substantially affect both the domestic and global economies. In April 2025, the U.S. government and China had introduced additional tariff regime, and may further implement, measures in response to new trade policies, treaties and tariffs. Governments might impose tariffs on imported goods, thereby increasing costs for businesses and consumers. In addition, governments could retaliate with their own tariffs and trade barriers, further disrupting global supply chains, raising costs, and generating economic uncertainty.

These trade policies could lead to slower economic growth, higher inflation, and greater market volatility, which in turn might negatively affect government revenues and budgetary allocations. Should economic conditions worsen due to new tariffs or retaliatory measures, government spending could be cut. Any such reduction in government expenditures could significantly and adversely impact our financial condition, results of operations, and future prospects.

Moreover, tariffs imposed in the U.S. or other regions could potentially affect our all-in-one logistics services and flight forwarding business, which may influence our pricing strategies and gross margins. Such price adjustments might also affect our competitive positioning in certain markets, particularly compared to competitors with different supply chain structures and distribution channels.

In addition, uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. This, in turn, may affect the e-commerce business of our customers which may affect the demand for our services and adversely affect our expansion plans.

We cannot foresee the nature, timing, or scope of future trade policies, nor the extent of their economic impact. However, any significant decrease in government spending resulting from economic downturns related to trade tensions could reduce demand for our products and services, disrupt our supply chain, and negatively affect our overall business operations.

It may be difficult for overseas regulators to conduct investigation, collect evidence, or obtain materials or data within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Without the consent of the securities authorities and the relevant competent authorities of the State Council, no entity or individual may provide documents or materials relating to securities business activities to overseas. Also, according to Article 36 of the Data Security Law, which became effective in September 2021, the competent authority of the People’s Republic of China shall, in accordance with the relevant laws or the international treaties and agreements concluded or acceded to by the People’s Republic of China, or on the principle of equality and reciprocity, handle the requests for provision of data from foreign judicial or law enforcement organizations. Without the approval of the competent authorities of the People’s Republic of China, no organization or individual shall provide the data stored within the territory of the People’s Republic of China to foreign judicial or law enforcement organizations.

According to Article 4 of the Measures for the Security Assessment of Outbound Data Transfers, which became effective in September 2022, for an outbound data transfer by a data processor that falls under specific circumstances, the data processor shall apply to the national cyberspace administration authority for the security assessment via the local provincial-level cyberspace administration authority. While detailed interpretation of or implementation rules have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation, evidence collection, or data acquisition activities within China may further increase difficulties faced by you in protecting your interests. Also, on February 24, 2023, CSRC and other three PRC regulatory authorities jointly issued the Confidentiality and Archives Administration Provisions, which will take effect on March 31, 2023, according to which, overseas securities regulators and competent overseas authorities may request to inspect, investigate or collect evidence from a domestic company concerning its overseas offering and listing or from the domestic securities companies and securities service providers that undertake relevant businesses for such domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. As the Confidentiality and Archives Administration Provisions are relatively new and there has been a lack of further clarifications or detailed rules and regulations, there are uncertainties as to how the aforementioned rules will be interpreted or implemented and whether PRC governmental agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation, and there is no assurance that such agencies would take the same view as we do. See also “—Risks Relating to our Ordinary Shares— You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited.”

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC EIT Law and its implementation rules, enterprises established outside the PRC with “de facto management bodies” within the PRC may be considered PRC tax resident enterprise for tax purpose and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which was most recently amended on December 29, 2017. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that, when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

In that case, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that dividends by our PRC subsidiaries to our non-PRC holding companies will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of assets or equity interest in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. On February 3, 2015, SAT issued a new guidance (Bulletin [2015] No. 7), or SAT Bulletin 7, on the PRC tax treatment of an indirect transfer of assets by a non-resident enterprise. Further, on October 17, 2017, SAT issued the Matters Regarding Withholding Corporate Income Tax at Source from Non-resident Enterprises (Bulletin [2017] No. 37), or SAT Bulletin 37. According to SAT Bulletin 7 and SAT Bulletin 37, when a non-resident enterprise engages in an indirect transfer of Chinese Taxable Assets, or Indirect Transfer, through an arrangement that does not have a bona fide commercial purpose in order to avoid paying enterprise income tax, the transaction should be re-characterized as a direct transfer of the Chinese assets and becomes taxable in China under the EIT Law, and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%, and the party who is obligated to make the transfer payments has the withholding obligation.

There is uncertainty as to the application of SAT Bulletin 7 and 37. SAT Bulletin 7 and 37 may be determined by the tax authorities to be applicable to the transfer of shares of our company by non-PRC resident investors, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us, if any of such transactions were determined by the tax authorities to lack any reasonable commercial purpose. As a result, depending on whether we are the transferor or transferee in such transactions, we or the non-resident investors may become at risk of being taxed under SAT Bulletin 7 and 37, and we may have to incur expenses to comply with SAT Bulletin 7 and 37, including the withholding and reporting obligations thereunder, or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries and VIEs in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, an enterprise holding a valid certificate of new software enterprise or animation enterprise is entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year, while an enterprise qualified as key software enterprise can enjoy a preferential EIT rate of 10%. In addition, enterprises that are granted the high and new technology enterprises status, as well as those that located in Guangdong-Macao Deep Cooperation Zone which also qualify as encouraged industrial enterprises and meet the substantive operational requirements, shall enjoy a favorable income tax rate of 15%. Our PRC Subsidiary, as a separate legal entity qualifying under PRC law, was eligible for certain preferential tax treatments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Income Tax Expenses.” Any increase in the enterprise income tax rate applicable to our PRC entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC entities in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

The M&A Rules requires that mergers and acquisitions of domestic enterprises by foreign investors shall be subject to the approval of the MOFCOM or its delegates at provincial level. In the event that any domestic company, enterprise or natural person merges or acquires a domestic company that has affiliated relationship with it through an overseas company legally established or controlled by such domestic company, enterprise or natural person (the “Affiliated M&A”), the merger and acquisition applications shall be submitted to the MOFCOM for approval. Any circumvention on the requirement including domestic re-investment of a foreign invested enterprise is not allowed.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. Prior the promulgation of the Foreign Investment Law or the FIL, only principal provisions are scattered and mentioned in few articles of regulations. In this context, FIL officially established safety review system for foreign investment at the level of law for the first time. Article 35 of the FIL stipulates that the State establishes a foreign investment security review system to conduct security review on foreign investments which have or may have an impact on national security. The safety review decision made in accordance with the law is final.

The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in online marketing or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

On December 19, 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, or the Security Review Measures, being effective from January 18, 2021. According to the Security Review Measures, the state shall establish a working mechanism for the security review of foreign investment in charge of organization, coordination, and guidance of foreign investment security review. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Security Review Measures, in terms of foreign investments falling in the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

We have grown and may continue to grow our business by setting up entities in the PRC, or may pursue mergers and acquisitions with companies in the PRC. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents that directly establish or indirectly control offshore special purpose vehicles, or SPVs, for the purpose of seeking offshore investment and financing and conducting round trip investment in China, to register with the SAFE or its local branch in connection with their ownership in the SPVs, and to amend the SAFE registrations to reflect any subsequent changes thereof.

To our knowledge, our substantial shareholders are not PRC shareholders and are not subject to SAFE Circular 37. However, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. If our shareholders or beneficial owners who are PRC citizens or residents fail to complete their SAFE registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries.

Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. If we adopt any stock incentive plans, we or our PRC employees who are granted stock options may be subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business. In addition, this Notice issued by the SAFE only covers two categories of equity incentive plans, i.e., employee stock ownership plans and stock option plans. As a result, we also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC laws and regulations if we adopt other employee equity incentive plans in the future.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from loans to our PRC entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting part of our operations in China through our PRC Subsidiary. We may make loans to our PRC Subsidiary, or we may make additional capital contributions to our PRC Subsidiary, or we may establish new subsidiaries in the mainland China and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these financing means are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE.

On March 30, 2015, the SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the so-called “conversion-at-will” of foreign currency settlement system. On October 23, 2019, the SAFE promulgated the Notice of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, and the Notice of the State Administration of Foreign Exchange on Reducing Foreign Exchange Accounts, or SAFE Circular 29, clearly cancelling the restrictions on domestic equity investment of capital funds by ordinary foreign-invested enterprises. On December 4, 2023, the SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which took effect on December 4, 2023, providing that an enterprise meeting certain conditions may participate in the cross-border financing facilitation business in accordance with the relevant provisions, and borrow foreign debts at its discretion within a certain amount. For detailed information, please see “Item 4. Regulations — Regulations Related to our Business Operations in China – Regulation on Foreign Exchange Control” and “Item 4. Regulations — Regulations Related to our Business Operations in China – Regulation on Dividend Distributions.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies as discussed above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends paid by our subsidiaries, including the PRC Subsidiary, to fund any cash and financing requirements we may have. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our Ordinary Shares.

We are a holding company, and we rely on a significant amount of dividends from our subsidiaries, including our PRC Subsidiary, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our Ordinary Shares and service any debt we may incur. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

With respect to our PRC Subsidiary, under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our PRC Subsidiary, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, or FIL, which became effective on January 1, 2020. The FIL sets out that the business forms, structures, and rules of activities of foreign-funded enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. Foreign-funded enterprises formed under the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Wholly Foreign Owned Enterprises before the implementation of FIL Law may maintain their original business forms, among others, for five years after FIL Law comes into force.

According to the Company Law, if the aggregate balance of our statutory common reserve is not enough to make up for the losses of the previous year, the current year’s profits shall first be used for making up the losses before the statutory common reserve is drawn according to the provisions of the preceding paragraph. After we have drawn statutory common reserve, which is 10% of the after-tax profit, from the after-tax profits, it may, upon a resolution made by the shareholders’ meeting, draw a discretionary common reserve from the after-tax profits. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders in proportion to the actual capital contribution actually paid by them, unless otherwise agreed upon by all the shareholders. We may stop drawing the profits if the aggregate balance of the statutory common reserve has already accounted for over 50% of our registered capital. See “Item 4. Regulations — Regulations Related to our Business Operations in China – Regulation on Foreign Exchange Control” and “Item 4. Regulations — Regulations Related to our Business Operations in China – Regulation on Dividend Distributions” for further details.

Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive part of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC Subsidiary is able to pay dividends in foreign currencies to us without prior approval from the SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China has experienced increases in labor costs in recent years. The average wage level for our employees has also increased in recent years.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing allowance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, which became effective in January 2008 and its implementation rules effective as of September 2008, both of which were amended on July 1, 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011, and was respectively amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations could be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. We may not have made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Equity Line of Credit

It is not possible to predict the actual number of ELOC Shares, if any, we will sell under the ELOC Purchase Agreement to the Investor, or the actual gross proceeds resulting from those sales.

On March 15, 2024, we entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1, a Delaware limited liability company (the “Investor”), pursuant to which the Investor has committed to purchase up to $20 million of our Ordinary Shares (the “ELOC Shares”), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. We have registered for resale of the ELOC Shares, together with 306,123 Ordinary Shares (1,531 shares of which were retrospectively restated to reflect the effect of the reverse stock split on July 21, 2025) (the “Commitment Shares”) that we have issued to the Investor as commitment shares under and pursuant to the ELOC Purchase Agreement.

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

The ELOC Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the ELOC Purchase Agreement, direct the Investor to purchase the ELOC Shares from us in one or more purchases under the ELOC Purchase Agreement, for a maximum aggregate gross purchase price of up to $20 million of the ELOC Shares. A maximum aggregate offering amount of $20 million in ELOC Shares have been registered for resale, which represent approximately 23,389,077 Ordinary Shares (116,945 shares of which were retrospectively restated to reflect the effect of the reverse stock split on July 21, 2025) based on the closing price of our shares on Nasdaq on June 27, 2024 of $0.8551 per share, in addition to the Commitment Shares. However, because the market prices of the ELOC Shares may fluctuate from time to time after the date of this prospectus, the actual purchase prices to be paid by the Investor for the ELOC Shares that we direct it to purchase under the ELOC Purchase Agreement, if any, also may fluctuate significantly based on the market price of the ELOC Shares.

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

We commenced operation in June 2016 with the establishment of Globavend HK, a company incorporated under the laws of Hong Kong on June 27, 2016. Immediately before the reorganization in contemplation of our initial public offering, Globavend HK was wholly-owned by our Controlling Shareholder.

On May 22, 2023, our ultimate holding company, Globavend Holdings was incorporated. Globavend BVI was subsequently incorporated as a direct wholly owned subsidiary of Globavend Holdings, which then acquired all the issued shares of Globavend HK from our Controlling Shareholder as part of the reorganization in contemplation our initial public offering. Following such reorganization, Globavend HK became the Company’s indirectly owned subsidiary through Globavend BVI.

Initial Public Offering

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received total gross proceeds of US$5.3 million from the issuance of 1,500,000 new ordinary shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

Establishment the Subsidiaries

On September 24, 2024, Globavend Warehouse was incorporated under the laws of Hong Kong. Globavend Warehouse is a wholly owned subsidiary of Globavend BVI, our intermediary holding company. Globavend Warehouse was incorporated as an investment holding company.

On May 15, 2025, the PRC Subsidiary was incorporated under the laws of the PRC. The PRC Subsidiary is a wholly owned subsidiary of Globavend HK, our operating subsidiary in Hong Kong. The PRC Subsidiary provides integrated cross-border logistics services with business spans the PRC, Australia and New Zealand.

On November 12, 2025 and November 21, 2025, Vault BRS and Vault Cayman was incorporated under the laws of the Delaware, United States and the Cayman Islands, respectively. Vault BRS is a direct wholly owned subsidiary of Globavend Holdings, which in turn wholly owns Vault Cayman. The Dormant Subsidiaries were established for further development of our business, and are currently dormant.

The list of subsidiaries of the Company as at the date of this annual report is filed with this annual report as exhibit 8.1.

Change of Share Structure

On April 30, 2025, pursuant to a special resolution of shareholders passed at our extraordinary ordinary general meeting held on April 28, 2025 (the “April EGM”), the authorized share capital of the Company increased from $50,000 divided into 50,000,000 shares of US$0.001 par value each to $2,000,000 divided into 2,000,000,000 shares of $0.001 par value each. The designation of existing issued shares of $0.001 par value each of the Company as Ordinary Shares remained unchanged. At the April EGM, the shareholders of the Company have adopted the second amended and restated memorandum and articles of association, which came into effect on April 30, 2025.

On July 2, 2025, pursuant to the power conferred to the Board at the EGM, the Board approved a reverse stock split that consolidated every 200 issued and unissued shares of the Company, par value $0.001 each in the share capital of the Company into one share of the Company, par value $0.20 par value each (the “Reverse Stock Split”), with an effective date of July 21, 2025.

On August 27, 2025, we entered into a share subscription agreement with our Controlling Shareholder, pursuant to which we have agreed to issue and allot, and the Controlling Shareholder has agreed to subscribe for, 100 Management Shares. Each Management Share carries 1,000,000 votes per share with no economic right. The Management Shares were issued and allotted to our Controlling Shareholder at the same day. The creation of the Management Shares translated our share capital structure into a dual class structure.

On September 12, 2025, pursuant to a special resolution of shareholders passed at our extraordinary ordinary general meeting held on the same day (the “September EGM”), the authorized share capital of the Company increased from $2,000,000 divided into 10,000,000 shares, par value $0.20 each to $100,000,000 divided into 500,000,000 shares, par value $0.20 each. At the September EGM, the shareholders of the Company have adopted the Articles and the Memorandum, which came into effect immediately. Copies of the Articles and the Memorandum are filed as an exhibit to this annual report as exhibit 1.1.

Public Offering

On June 26, 2025, the Company priced a public offering for an aggregate gross proceed of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company (the “Offering”). The Offering was comprised of: (i) 5,645,997 units (the “Ordinary Units”), each consisting of one Ordinary Share , one series A warrant to purchase one Ordinary Share (each a “Series A Warrant”) and one series B warrant initially to purchase one Ordinary Share (each a “Series B Warrant”), and (ii) 16,093,133 pre-funded units, each consisting of one pre-funded warrant (the “Pre-Funded Unit”) to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant.

The Series A Warrants were immediately exercisable and will expire on June 30, 2026, and the Series B Warrants have all been exercised. Each Series A Warrant had an initial exercise price per share equal to 100% of the price per Ordinary Unit sold in the Offering, or $0.69. The exercise price of each Series A Warrant reset immediately following the thirtieth (30th) calendar day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share VWAPs (as defined in the Series A Warrant) of the Ordinary Shares on Nasdaq for the twenty (20) trading days immediately prior to the Reset Date, provided that such price was not to be lower than $0.1395 (the “Floor Price”).

Each Series B Warrant had an exercise price per share equal to 170% of the price per Ordinary Unit sold in this Offering, or $1.173. A holder of Series B Warrants was permitted to, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a “zero price exercise” option in which the holder was entitled to receive a number of Ordinary Shares equal to the product of (a) the number of Ordinary Shares that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such Series B Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP (as defined in the Series B Warrant) of the Ordinary Shares during the five (5) trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero price exercise” option was only available at a time when the applicable Low Price was lower than the then applicable exercise price. At no time was the Low Price able to be lower than the Floor Price.

The Offering closed on June 27, 2025. The Pre-Funded Warrants were fully exercised on June 26, 2025. As of September 30, 2025, all Series A Warrants were outstanding and all Series B Warrants had been fully exercised, for a total of 1,342,522 Ordinary Shares after giving effect to the Reverse Stock Split.

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

Overview

We are a holding company incorporated in the Cayman Islands with operations primarily conducted by our operating subsidiary in Hong Kong, Globavend HK and in the mainland China, the PRC Subsidiary. Since June 2023, we have established our principal executive office in Perth, Australia.

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

Air Freight Forwarding Services

In addition to our integrated cross-border logistics services, we also offer air freight forwarding services to customers as segregated and modularized logistics services to utilize the cargo spaces we have and widen our revenue stream.

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

For the years ended September 30, 2023, 2024 and 2025, our five largest customers accounted for approximately 69.6%, 63.3% and 66.2% of our revenue, respectively.

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

For the year ended September 30, 2025, two major suppliers accounted for 59.4% and 12.2% of the total cost of revenue, respectively. For the year ended September 30, 2024, two major suppliers accounted for approximately 45.8% and 10.9% of the total cost of revenue, respectively. For the year ended September 30, 2023, four major suppliers accounted for approximately 33.1%, 23.1%, 13.4% and 10.9% of the total cost of revenue, respectively.

For the years ended September 30, 2023, 2024 and 2025, we transacted with 5, 12 and 8 air freight suppliers, respectively, comprising air freight carriers and freight forwarders, for the provision of cargo spaces, as well as over 43, 29 and 27 suppliers, respectively, for transport and local delivery-related services.

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

We purchase air cargo spaces through direct booking with air freight carriers or other freight forwarders on a demand basis, without entering into any fixed-term agreements. For the years ended September 30, 2023, 2024 and 2025, the   value of direct bookings for cargo spaces made with air freight carriers and other freight forwarders amounted to approximately US$7.1 million, US$4.8 million and US$5.6 million, respectively.

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

During the years ended September 30, 2023, 2024 and 2025, we paid an aggregate cost of approximately US$1,219,343, US$1,286,457 and US$1,250,122, respectively, under our block space agreements.

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

Our all-in-one shipping solution system is connected to the transportation management systems (TMS) of two of our major local delivery service providers. For delivery service provider A, a unique prefix identifying our company and a range of tracking numbers will be allocated to us from time to time. Once a booking instruction has been received, our system will generate a unique tracking number to the parcel, comprising of the unique prefix and a unique tracking number selected from the pre-assigned range of tracking numbers. Customers can then generate a thermal label from our all-in-one shipping solution and adhere it to the parcel. For delivery service provider B, once a booking instruction has been received, our all-in-one shipping solution system will give such instruction to the transportation management systems (TMS) through the application programming interface (API). An instant response, being a unique tracking number generated by its transportation management systems (TMS), will be given to our system. Customers can then generate a thermal label from our system and adhere it to the parcel. Our all-in-one shipping solution is also connected to the broker’s portal of our customs clearance companies through the application programming interface (API) opened to us. As such, the shipping instructions will be transmitted to our customs clearance companies through its broker’s portal for customs clearance and onward processing.

Our all-one-one shipping solution is also connected to cross-carrier shipping tracking platforms such that shippers and customers can monitor the status of their parcels in real time.

As our all-in-one shipping solution operates automatically it significantly reduces shipment errors and enhances logistics efficiency.

In addition, our all-in-one shipping solution will also generate a shipping label for each and every package with a unique tracking number imprinted on it. Enterprise customers can handily print out the thermal labels so generated and adhere them to packages.

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

For the years ended September 30, 2023, 2024 and 2025, we did not experience any failure in our all-in-one shipping solution that caused material disruptions to our operations. We are, however, susceptible to risks relating to failure of our information technology system. For details regarding such risks, refer to “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry —Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.”

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

Seasonality

For the years ended September 30, 2023, 2024 and 2025, there were no specific and obvious seasonality that affected the demand for our services. With regard to the global impact of the COVID-19 pandemic, our directors are of view that it indicates no positive correlation between the COVID-19 pandemic and our business. Instead, it is widely understood that demand for certain products are influenced by a number of factors, such as weather patterns, national holidays, economic conditions, major product launches, brand promotions, and many other market factors. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performances, since many of the market factors are unpredictable, and we provide no assurances that any market trends will continue. Due to these potential fluctuations, we place great importance on maintaining close contact with our customers to monitor trends and capture market needs effectively.

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

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulation” in this annual report. We have obtained all the necessary licenses, permits, and approvals that are material to our business during the years ended September 30, 2023, 2024 and 2025, with details set forth below:

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

Dangerous Goods (Consignment by Air) (Safety) Ordinance (Chapter 384 of the Laws of Hong Kong) and Dangerous Goods (Consignment by Air) (Safety) Regulations (Chapter 384A of the Laws of Hong Kong)

The Dangerous Goods (Consignment by Air) (Safety) Ordinance (“DGO”) is to control, in the interests of safety, the preparation, packing, marking, labelling and offering of dangerous goods for carriage by air. Under the DGO, dangerous goods (“Dangerous Goods”) is defined as any article or substance which is listed in the Technical Instructions for the Safe Transport of Dangerous Goods by Air (“Technical Instructions”) published by the ICAO and any article or substance not so listed by name but having properties corresponding to those of one of the general classifications of articles and substances in the Technical Instructions. When offering or handling Dangerous Goods for air carriage, consignors are required under the DGR to ensure all Dangerous Goods are properly classified, packed, marked, labelled and documented.

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

Article 18 of the Montreal Convention determines the extent of the carriers’ liability during carriage of cargoes. Article 18(1) states that the carrier is liable for damage sustained in the vent of the destruction or loss of, or damage to, cargo upon condition only that the event which caused the damage so sustained took place during the carriage by air. Article 18(2) provides the following four defenses to the carrier:

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

Under section 119A of the Copyright Ordinance, there is a provision concerning copying service businesses which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyrighted work as published in a book, magazine or periodical, and such copy is an infringing copy of the copyrighted work. It is a defense for the person charged to prove that he did not know and had no reason to believe that a copy of the copyrighted work in question was an infringing copy under the copyright law.

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

Regulations Related to Our Business Operations in China

Regulations Relating to Foreign Investment in China

Investment activities in mainland China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the Catalog, as promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), and the National Development and Reform Commission (“NDRC”) on October 26, 2022, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), as promulgated on September 8, 2021. According to the Negative List (2024), our businesses operated in the PRC do not fall into the restricted or prohibited categories.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (“NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2024) to be released or approved by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in mainland China, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Lawfully and Severely Combating Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the CSRC Filing Rules, which came into force on March 31, 2023. The CSRC Filing Rules refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the CSRC Filing Rules, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. If an issuer offers securities on the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities on an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report of its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect.

Under the CSRC Filing Rules, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities on overseas markets shall abide by certain other regulatory requirements as set out in the CSRC Filing Rules, including, without limitation to, compliance with laws of national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

The Trial Administrative Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three working days after such application is submitted. The Trial Administrative Measures also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Pursuant to the CSRC Filing Rules, the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within 20 working days after receiving the filing documents if the filing documents are complete and in compliance with stipulated requirements. However, during the filing process, the CSRC may request the Company to supply additional documents or may consult with competent authorities, the time for which will not be counted in the 20 working days. We are required to file with the CSRC within three working days after any subsequent securities offering is completed, pursuant to the CSRC Filing Rules.

We believe that we are not subject to the CSRC Filing Rules because we are incorporated in the Cayman Islands and our major subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other regions outside of mainland China and operate primarily in Hong Kong. Although one of our operating subsidiaries, namely, the PRC Subsidiary, is located in China, given that (i) our PRC Subsidiary does not contribute 50% or more of our operating revenue, total profit, total assets or net assets; and (ii) the main parts of the our business activities are conducted outside mainland China, our main place(s) of business are located outside mainland China, and the majority of senior management staff in charge of our business operations and management are not PRC citizens and have their usual place(s) of residence located outside mainland China, we believe that our listing on the Nasdaq is not subject to the CSRC review. However, as the CSRC Filing Rules and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form.” If our offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the CSRC Filing Rules, we may need to complete the filing procedures for our offering and listing.

According to the Trial Administrative Measures, if a domestic company fails to fulfill filing procedures, or offers and lists securities on an overseas market in violation of the measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1 million and RMB10 million. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB0.5 million and RMB5 million. Controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be imposed a fine of between RMB1 million and RMB10 million.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to laws, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, therefore, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.

As (i) our PRC Subsidiary does not contribute 50% or more of any of the our operating revenue, total profit, total assets or net assets; and (ii) the main parts of the our business activities are conducted outside mainland China, our main place(s) of business are located outside mainland China, and the majority of senior management staff in charge of its business operations and management are not PRC citizens and having their usual place(s) of residence located outside mainland China, we believe that our listing on the Nasdaq is not subject to the CSRC review. Since these statements and regulatory actions by the PRC government are newly published and the relevant provisions in this regulatory regime are evolving, their interpretation, application and enforcement are subject to the relevant laws and regulations then in effect, and we cannot assure that the CSRC would not take a view that is contrary to ours.

However, if any of our subsidiaries in Hong Kong or the PRC Subsidiary becomes subject to the CSRC review, we cannot assure you that we will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, we may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition; may hinder our ability to offer or continue to offer Ordinary Shares to investors; and may cause the value of our Ordinary Shares to significantly decline or be worthless.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the State Administration of Foreign Exchange (“SAFE”) or its local counterparts.

Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to the Overseas Investment Regulation which was issued in 2014, capital investments directed outside of mainland China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though the Notice on Further Improving and Adjusting the Foreign Exchange Management Policy for Capital Account passed in February of 2014 by SAFE has made domestic enterprises much easier releasing foreign currency overseas to foreign companies, including connected companies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. The PRC subsidiaries receive a significant portion of their revenue in Renminbi, which is not a freely convertible currency. Under the current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though the PRC subsidiaries may remit the income from China to anywhere deemed desirable, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciates.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

On December 4, 2023, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which stipulated that domestic equity transferors (including institutions and individuals) can directly remit to the capital project settlement account the equity transfer consideration funds paid in foreign currency by domestic entities, as well as the foreign exchange funds raised by domestic enterprises listed overseas. The funds in the capital project settlement account can be independently settled and utilized.

Regulation on Dividend Distributions

Our PRC Subsidiary is wholly foreign-owned enterprises (WOFE) under the PRC law. The principal regulations governing the distribution of dividends paid by WFOE include Corporate Law (1993) as lastly amended in December 2023 and became effective on July 1, 2024, the Foreign Investment Law and its Implementing Regulations, and the Enterprise Income Tax Law (2007) as lastly amended in 2018 and its Implementation Regulations (2007) as lastly amended in 2019.

Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was lately amended on December 29, 2018 and the Implementation Regulations on the Enterprise Income Tax Law was lately amended on April 23, 2019. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2024 edition), effective as of February 1, 2024 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Risks and uncertainties relating to PRC regulation in relation to freight forwarding, e-commerce and import and export businesses include new laws, regulations or policies that may be promulgated or announced that will regulate such businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for the operations of the PRC Subsidiary. If the operations of the PRC Subsidiary do not comply with these new regulations after they become effective, or if the PRC Subsidiary fails to obtain any licenses required under these new laws and regulations, the PRC Subsidiary could be subject to penalties and its business operations could be disrupted.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to their PRC Subsidiaries

China has been open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to the FIL. Under the FIL, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, the Statistical Monitoring of Foreign Debt Tentative Provisions, and the Provisional Measures on Administration of Foreign Debt.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance and SAFE in January 2003 and became effective on March 1, 2003, which was amended on July 26, 2022 and became effective on September 1, 2022, any loans provided by us to the subsidiary in mainland China in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the PBOC issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing (the “No. 9 Notice”), which improved the policy framework of the cross-border financing. The No. 9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of the subsidiary in mainland China, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1 (the “All-Round Mode”). On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the Notice 9 is updated from 1 to 1.25. On January 7, 2021, the PBOC and SAFE promulgated the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies, which provides that the macro-prudential regulation parameter of companies is updated from 1.25 to 1. Currently, the implementation of the foregoing methodologies in cross-border financing have not been formally determined by the PBOC and the SAFE. In the practice, according to the Q&A on Macro-prudential Regulation Parameter for Full-Covered Cross-border Financing (Phase I) (the “Q&A”) issued by the SAFE on May 27, 2017, FIEs shall submit a written filing report to the local foreign exchange bureau when they handle the foreign debt signing filing (registration) for the first time after the issuance of the Q&A, so as to clarify the cross-border financing management mode they choose during the transition period. If the All-Round Mode is selected, the latest audited net assets data shall be reported at the same time. Once the cross-border financing management mode is determined, it shall not be changed. Alternatively, if we choose to use the All-Round Mode, the amount of loans we can make to the subsidiary in mainland China as calculated according to the No. 9 Notice and the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies will not be more than 2 times of the net assets of such entities.

Moreover, as the debtors of cross-border financing, the subsidiary in mainland China is also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality within fifteen working days after signing the contracts according to the Notice of State Administration of Foreign Exchange on Promulgation of the Administrative Measures on Registration of Foreign Debt which was promulgated by the SAFE in April 2013 and revised in May 2015.

Pursuant to the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debt by Enterprises promulgated on September 14, 2015 (“Circular 2044”), before the issuance of foreign loans, enterprises shall first apply to the NDRC for record-filing and registration procedures and shall report the information on the issuance to NDRC within 10 business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of one year or more which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including bonds issued overseas and long and medium-term international commercial loans, and so forth. On January 5, 2023, the NDRC issued the Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debt of Enterprises, or Foreign Debt Registration Measures, which came into effect on February 10, 2023, and Circular 2044 is, therefore invalid. The Foreign Debt Registration Measures not only further clarifies the scope of debt instruments, including senior debt, perpetual debt, capital debt, medium-term note, convertible bond, exchangeable bond, financial leasing, and commercial loan, but also changes the record-filing and registration system to the review and registration system. According to the Foreign Debt Registration Measures, before incurring foreign debt, an enterprise shall obtain the Certificate of Review and Registration of Enterprise Incurrence of Foreign Debt, or the Certificate of Review and Registration, and complete the review and registration formalities. Without review and registration, no foreign debt may be incurred. An enterprise shall, within ten working days after incurring each foreign debt, report the information of incurring foreign debt to the review and registration authority via the network system, including the main operating indicators of the enterprise and the information about the foreign debt incurred, among others, and report the corresponding information about the foreign debt incurred within ten working days after the expiration of Certificate of Review and Registration. The above provisions shall apply to indirect overseas incurrence of foreign debt by domestic enterprises, which means that enterprises whose main business activities are in China, issuing bonds or borrowing commercial loans overseas in the name of enterprises registered overseas, based on the equity, assets, earnings or other similar rights and interests of the domestic enterprises, are subject to these provisions. However, the NDRC has not issued any other further explanation for the implementation of the Foreign Debt Registration Measures. In practice, the NDRC’s attitude on whether foreign-invested enterprises with foreign loans with a term of more than one year need to register is still not completely unified, and it is generally determined on a case-by-case basis.

M&A Regulations

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. “Mergers and acquisitions of domestic enterprises by foreign investors” refers to: (a) a foreign investor converts a non-foreign invested enterprise (domestic company) to a foreign invested enterprise by purchasing the equity interest from the shareholder of such domestic company or the increased capital of the domestic company, or the Equity Merger and Acquisition; or (b) a foreign investor establishes a foreign invested enterprise to purchase the assets from a domestic enterprise by agreement and operates the assets therefrom; or (c) a foreign investor purchases the assets from a domestic enterprise by agreement and uses these assets to establish a foreign invested enterprise for the purpose of operation of such assets, or the Assets Merger and Acquisition.

The M&A Rules provides that mergers and acquisitions of domestic enterprises by foreign investors shall be subject to the approval of the MOFCOM or its delegates at provincial level. In the event of an Affiliated M&A, the merger and acquisition applications shall be submitted to the MOFCOM for approval. Any circumvention on the requirement including domestic re-investment of a foreign invested enterprise is not allowed.

After the implementation of the FI Information Report Measures on January 1, 2020, where a foreign investor acquires a domestic non-foreign-invested enterprise by equity, it shall submit an initial report through the enterprise registration system when handling the change registration for the acquired enterprise instead of obtaining the approval of the MOFCOM or its delegates at provincial level. However, regarding the affiliated M&A, according to the Negative List (2024 Version), an M&A of affiliated domestic companies by domestic companies, enterprises or natural persons via the companies legally established or controlled overseas, it shall still apply to the foreign investment, overseas investment, foreign exchange administration and other relevant regulations.

The M&A Rules also require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

In addition, pursuant to the Circular of the General Office of State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, which was issued by the General Office of the State Council on February 3, 2011 and took effect on March 3, 2011, and the Provisions of the Ministry of Commerce on the Implementation of the Safety Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, which was issued by MOFCOM and became effective in September 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including structuring the transaction through a proxy or contractual control arrangement.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC legal counsel, Global Law Office, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs on NYSE because the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing, and our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the M&A Rules, and no provision in the M&A Rules classifies the contractual arrangements between our company, our PRC subsidiaries and any of the VIEs, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Global Law Office, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

Regulations of securities

The Securities Law of the PRC, or the PRC Securities Law, took effect on July 1, 1999, and was revised as of August 28, 2004, October 27, 2005, June 29,2013, August 31, 2014 and December 28, 2019, respectively. It was the first national securities law in the PRC, and is divided into 14 chapters and 226 articles comprehensively regulating activities in the PRC securities market, including the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council’s securities regulatory authorities. Article 177 of the PRC Securities Law provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent of the securities authorities and the relevant competent authorities of the State Council, no entity or individual may provide documents or materials relating to securities business activities to overseas. Article 224 of the PRC Securities Law provides that domestic enterprises which, directly or indirectly, issue securities or list and trade their securities outside the PRC shall comply with the relevant regulations of the State Council. Currently, the issue and trading of foreign issued securities (including shares) are principally governed by the regulations and rules promulgated by the State Council and CSRC.

The CSRC issued the CSRC Filing Rules on February 17, 2023, which are effective from March 31, 2023. According to the Trial Administrative Measures, domestic companies seeking to issue and list securities in overseas markets directly or indirectly should fulfil the filing procedures and report relevant information to the CSRC.

In addition, according to the Provisions on Strengthening the Confidentiality and Archives Administration Concerning the Overseas Securities Offering and Listing by Domestic companies jointly promulgated by the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration on February 24, 2023 and came into effect on March 31, 2023, where a domestic company provides or publicly discloses any files or materials involving state secrets or work secrets of state agencies to the relevant securities companies, securities service agencies, overseas regulatory agencies and other entities and individuals, or provides or publicly discloses any files or materials involving state secrets or work secrets of state agencies through their overseas listing entities, it shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Where a domestic company provides securities companies, securities service agencies, overseas regulatory authorities and other entities and individuals with accounting files or copies of accounting files, it shall perform corresponding procedures in accordance with relevant regulations of the State. The working papers formed in the Chinese mainland by securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, the approval procedure shall be carried out in accordance with the relevant regulations of the State.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law, issued by the SCNPC on July 5, 1994, effective on January 1, 1995 and revised on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and effective on January 1, 2008, and then amended on December 28, 2012 and effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and effective on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedures within the time limit will be fined RMB10,000 to RMB50,000. Any entity that fails to make deposits to the housing provident fund within the time limit or has any shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Related to Import and Export Trade

Customs Law

Pursuant to the PRC Customs Law, which was promulgated by the Standing Committee of the National People’s Congress on January 22, 1987, amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017, and April 29, 2021 and effective on April 29, 2021, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Customs clearing personnel shall obtain the occupational qualifications for Customs clearances in accordance with law. Where an enterprise has not been registered by Customs in accordance with law, and where personnel have not obtained their professional qualifications for Customs clearances in accordance with law, they must not engage in Customs declarations.

Import and Export Commodity Inspection Law

Pursuant to the PRC Import and Export Commodity Inspection Law, which was promulgated by the Standing Committee of the National People’s Congress on February 21, 1989, amended on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018 and April 29, 2021 and effective on April 29, 2021, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005, amended on February 6, 2016, March 1, 2017, March 2, 2019 and March 29, 2022 and effective on May 1, 2022, the General Administration of Customs of China is in charge of the inspection of import and export commodities nationwide, the formulation and adjustment of the catalogue of import and export commodities that must be inspected, and the announcement and implementation of the catalogue. The import and export commodities listed in the catalogue must be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

Regulations Related to Product Liability

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Regulations Related to Environmental Protection and Work Safety

Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Tort Law. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2002, amended on August 31, 2014 and June 10, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations Relating to Taxation

Enterprise income tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income.

Pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status, which certificate is valid for a period of three years and renewable.

Value-added tax

The Value-Added Tax Law of the People’s Republic of China was adopted by the 13th meeting of the 14th National People’s Congress Standing Committee on December 2024, came into effect on January 1, 2026, and simultaneously repealed the Provisional Regulations (the “Value-Added Tax Law”). On December 25, 2025, the State Council promulgated the Implementation Regulations of the Value-Added Tax Law of the People’s Republic of China, which came into effect on January 1, 2026 (the “Implementation Regulations”). In accordance with the Value-Added Tax Law and the Implementation Regulations, entities and individuals selling goods, services , intangible assets, real estate and imported goods in the PRC are VAT taxpayers and are required to pay VAT. Taxpayers selling services and intangible assets are subject to a tax rate of 6%, with exceptions for particular circumstances. Taxpayers selling goods, offering processing and repair services or services for leasing of tangible movable property, or importing goods are subject to a tax rate of 13%, with exceptions for particular circumstances. Taxpayers selling transportation, postal, basic telecommunications, construction, and real estate leasing services, selling real estate, transferring land use rights or selling or importing goods such as agricultural products, tap water, books, and feed, are subject to a tax rate of 9%, with exceptions for particular circumstances.

Dividend Withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Regulations on Intellectual Property

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this annual report, the PRC subsidiaries have registered 16 trademarks, all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute over the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in revoking the registered trademarks. As of the date of this annual report, the PRC subsidiaries have not received any such kind of petition.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on December 11, 2023 and took into effect on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedures.

Copyrights

Pursuant to the PRC Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 (the latest revision became effective from June 1, 2021) and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 (the latest revision became effective from March 1, 2013), PRC nationals, legal persons, and other organizations may copyright their works, whether published or not, which works include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Pursuant to the Regulations on the Protection of Computer Software promulgated by the State Council in December 2001, and most recently amended in January 2013, and the Rules for the Registration of Computer Software Copyright, which was promulgated by the China Copyright Office and came into effect in February 2002, anyone who publishes, revises or translates computer software without obtaining the prior approval of the computer software copyright holders shall bear civil liability to the copyright owner as a consequence of harming the copyright. The corporate computer software copyright is valid for a term of 50 years, i.e., until December 31st of the 50th year, starting from the date as of first publication. Computer software copyright owners shall register at the registration institution authorized by the PRC Copyright Office to obtain the computer software copyright registration certificates as primary evidence of the computer software copyright being registered.

Regulations Relating to Anti-Monopoly, Anti-Corruption and Anti-Bribery

On August 30, 2007, the Anti-Monopoly Law, which was promulgated by the SCNPC, and amended on June 24, 2022 which amendment became effective on August 1, 2022, stipulates the regulation of market monopoly. The Anti-Monopoly Law prohibits the conclusion of a monopoly agreement between business operators, the abuse of a dominant market position by a business operator and concentration of undertakings which has or may have an effect of excluding or limiting market competition. The newly revised Anti-Monopoly Law proposes to increase the fines on business operators liable for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” Furthermore, the relevant authority may require business operators to declare where there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. If the business operators fail to make a declaration, the relevant authority will conduct an investigation according to law.

Pursuant to the Anti-Unfair Competition Law of the PRC promulgated by the SCNPC on September 1, 1993 and last amended on April 23, 2019, a business operator shall not resort to bribery to seek a transaction opportunity or competitive advantage by offering money or goods or by any other means, to (i) any employee of the counterparty in a transaction, (ii) any entity or individual entrusted by the counterparty in a transaction to handle relevant affairs, or (iii) any other entity or individual that takes advantage of powers or influence to influence a transaction. A business operator may expressly offer a discount to the counterparty or pay commissions to the intermediaries of a transaction in the course of transaction activities, which shall be properly recorded at both parties’ accounting books. Any commercial bribery committed by an employee of a given business operator will be deemed as conduct of such business operator unless evidence shows that such act is not related to such business operator’s efforts in seeking a transaction opportunity or competitive advantage.

Regulations on E-commerce

The E-Commerce Law of the PRC, which was promulgated on August 31, 2018 and became effective on January 1, 2019, set out detailed obligations for operators of e-commerce businesses and e-commerce platforms and guidelines in terms of contract performance and dispute resolutions in relation to e-commerce. Pursuant to this law, e-commerce operators shall, for example: (i) present unbiased search results and general product recommendations that are not based on a potential customer’s particular purchase history and personal profile in addition to tailored product recommendations and services; and (ii) not cite any provision of a form contract or any other means to invalidate an agreement with a customer after it has received payment from that customer. In addition, e-commerce platform operators shall: (i) report information such as identity and tax information of third-party vendors to relevant authorities; (ii) make platform service agreement or web-links thereto prominently displayed and accessible on its homepage; (iii) be jointly liable in the event that the platform operator fails to take necessary measures when it has or should have the knowledge that any vendor using its platform has infringed consumers’ rights; and (iv) be jointly liable for any damage or threat to a customer’s personal health and wellbeing caused by the products sold on its platform if a platform operator fails to examine the qualifications of its vendor using its platform or fails to protect its customers’ safety in respect of goods or services that may affect a customer’s health. We are subject to this new law as both an e-commerce business operator and e-commerce platform operator. Failure to comply with this law could subject us to civil liabilities or administrative penalties.

The PRC Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of the validity of commodities. The amendment in 2013 further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the businesses operating through the internet. For example, consumers are entitled to return the goods (except for certain specified goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. When a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his/her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. Failure to comply with this law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring the reputation, and could subject business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

On January 26, 2014, SAIC issued the Administrative Measures for Online Trading, or the Online Trading Measures, which replaced its previous Interim Measures for the Administration of Online Commodities Transaction and Relevant Services. The Online Trading Measures aim to regulate online commodity trading and relevant services, setting standards for online commodity trading operators and relevant services providers. In order to further regulate online transaction activities, on March 15, 2021, SAMR issued the Online Trading Supervision and Management Measures, or the Online Trading Supervision Measures, which became effective on May 1, 2021 and replace the Online Trading Measures. The Online Trading Supervision Measures shall apply to the business activities of selling commodities or providing services in social networking, internet live streaming or other information network activities and it further regulates the operations of online trading.

On April 14, 2022, the SAMR issued the Provisions on Clearly Marking Prices and Prohibiting Price Fraud to regulate the clear marking of prices (referring to such activities of business operators as publicly marking prices and other information in accordance with the law in the process of selling or purchasing goods or providing services), prevent and stop price fraud (referring to such activities of business operators as luring consumers or other business operators into trading with them by false or misleading pricing means), which became effective on July 1, 2022.

On January 6, 2017, SAIC issued the Interim Measures for Return of Online Purchases within seven Days without Reason, or the Online Return Measures, which was amended on October 23, 2020 and became effective on the same date. According to these measures, any consumer goods purchased online could be returned without any reason, if in good condition and are returned within seven days of receipt with signature from the consumers, except for customized products, fresh or live products, perishable goods, digital products, newspapers, periodicals and the goods confirmed to be exempted from the Online Return Measures by consumers at the time of purchase. On November 21, 2019, the SAMR issued the Interim Provisions on Administration of Consumer Product Recalls, which became effective on January 1, 2020. The provisions clarify the recall obligations and responsibilities of both the producers of consumer goods and the operators selling, leasing, or repairing consumer goods. On March 1, 2022, the Supreme People’s Court released the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Cases of Disputes over Online Consumption (I), effective on March 15, 2022, which stipulated, among other things, the validity of relevant standard clauses provided by e-commerce business operators, recognition of parties to assume liabilities and civil liabilities in live streaming marketing.

The Food Safety Law of the PRC, promulgated on February 28, 2009 and effective on June 1, 2009, was amended on April 29, 2021 with effect from the same date. This amendment provides that the sale of pre-packaged food only is not subject to a permit but needs to file a record with the competent authority. On October 11, 2019, the State Council revised and adopted the Implementing Regulation for the Food Safety Law of the PRC, which became effective on December 1, 2019. The regulation underscores tougher supervision, requiring governments above county levels to establish a uniform and authoritative supervision mechanism to enhance supervisory capabilities. The regulation clarifies the primary responsibilities of producers and business operators in food safety, specifies the duties of major corporate leaders, regulates the storage and transportation of food products, bans false promotion of food products, and improves the management of special foods.

On March 31, 2023, the National Medical Products Administration promulgated the Measures for Supervision and Administration of Online Operation of Cosmetics, which became effective on September 1, 2023, to regulate the online operation of cosmetics. These measures impose compliance requirements for E-commerce platform operators of cosmetics, including, among other things, (i) requiring the cosmetics operators who apply for entering the platform to submit the identity and other true information for verification and registration, (ii) setting up a management body for the quality and safety of cosmetics or being staffed with full-time or part-time quality and safety management personnel, (iii) establishing a routine examination system for the cosmetics operators on the platform, (iv) conducting an examination when a cosmetics operator on the platform enter the platform to release the information of cosmetics, and (v) regularly organizing an examination of the daily operation activities of a cosmetics operator on the platform in light of the conditions of product risks.

Regulations on Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure.

On July 16, 2013, MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which became effective in September 2013. According to which, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information.

On January 23, 2019, four relevant government authorities jointly issued the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, pursuant to which, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”.

On May 28, 2020, the National People’s Congress issued the Civil Code of the People’s Republic of China (Civil Code), which came into effect in on January 1, 2021, the Civil Code provides a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.

On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On December 31, 2021, the CAC together with other regulatory authorities published Administrative Provisions on Algorithm Recommendation for Internet Information Services, effective on March 1, 2022 which provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for identifying illegal and bad information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and shall not record illegal and harmful information keywords into the points of interest of users or use them as user labels to push information.

Regulations on Information Security

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

On November 23, 2005, the Ministry of Public Security promulgated The Provisions on Technological Measures for Internet Security Protection, which became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. On December 18, 2012, the PRC National People’s Congress promulgated The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

For the purpose to strengthen the safety management of Internet information services capable of creating public opinions or social mobilization and the relevant new technologies and new applications, regulate Internet information service activities, and safeguard national security, social order and public interests, on November 15, 2018, the CAC promulgated the Provisions on the Safety Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which took effect on November 30, 2018.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law has taken into effect on September 1, 2021, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer. According to these measures, for certain outbound data transfer circumstances, the data processor shall apply to the national cyberspace administration authority for the security assessment via the local provincial-level cyberspace administration authority. The security assessment requirement also applies to any transfer of important data outside of China.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Measures”), effective on the date of promulgation. The Cross-Border Data Flows Measures provide several exemptions from undergoing data security assessment, obtaining personal information protection certification or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, the scenario where a data processor, other than a critical information infrastructure operator, has cumulatively transferred overseas personal information, excluding sensitive personal information, of fewer than 100,000 individuals since January 1, 2024. A data processor, other than a critical information infrastructure operator, shall enter into a standard contract with overseas recipients for the cross-border transfer of personal information or obtain certification for personal information protection if since January 1, 2024, the data processor has cumulatively transferred to overseas recipients (1) personal information of more than 100,000 but less than 1,000,000 individuals, excluding sensitive personal information, or (2) sensitive personal information of less than 10,000 individuals. The Cross-Border Data Flows Measures also explicitly state that data processors are not required to conduct data security assessment for cross-border transfer of important data if the data has not been notified or published as important data by relevant departments or regions.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On December 8, 2022, the MIIT published the Data Security Administration Measures in Industry and Information Technology (Interim), or the Industry and Information Technology Measures, which became effect on January 1,2023. The Industry and Information Technology Measures requires that industrial and telecom data processors shall manage the industrial and telecom data by three levels according to relevant regulations and shall apply certain administrative rules corresponding to its level during collecting, storing, using, processing, transferring, providing and publicizing such data.

On April 15, 2024, the Ministry of Finance and CAC promulgated Circular on Issuing the Interim Measures for Data Security Management of Accounting Firms, effective on October 1,2024. The relevant provisions are made for data security in the work of domestic accounting firms that provide audit services to domestic enterprises for overseas listings and other specific business scopes, including requiring accounting firms to assume the primary responsibility for data security of their firms and fulfill the obligation of safeguarding data security; accounting firms shall set up and activate the access log recording functions for the information system, database, network equipment and network security equipment related to its audit services; accounting firms shall specify the operating procedures for data transmission. During the transmission of core data and important data, encryption technology shall be employed to protect the security of transmission; Audit working papers shall be stored within the territory of China pursuant to laws, administrative regulations, and relevant provisions of the State; accounting firms shall establish a data backup system accounting firms shall not incorporate clauses in the engagement letter or similar contracts that involve its provision of domestic project information and data to overseas regulatory bodies.

On September 24, 2024, the Regulations on Network Data Security Management was promulgated by the State Council and came into effect on January 1, 2025. The Cyber Data Security Regulations reiterate the general regulations for data processing activities and rules of personal information protection, important data security protection, network data cross-border transfer management, and internet platform service providers’ obligations. The Cyber Data Security Regulations do not include the content related to cybersecurity review standards for listing abroad and in Hong Kong in the Administration Governing the Cyber Data Security (Draft for Comments), published on November 14, 2021.

Regulations on Network Security

On November 7, 2016, the Standing Committee of the National People’s Congress of China promulgated the Network Security Law of the People’s Republic of China, or the Network Security Law or the Cybersecurity Law, which became effective on June 1, 2017 and was subsequently amended, with the revised version adopted on October 28, 2025 and effective on January 1, 2026. The Network Security Law governs the construction, operation, maintenance and use of networks as well as the supervision and administration of network security within China. As a network operator and a provider of network products and services, we are required to take measures to assure the security of network operations. For example, we are required to (a) protect our networks from disturbance, damage or unauthorized access, and to prevent our network data from being divulged, stolen or tampered with; (b) refrain from setting up malicious programs and, in the event of identifying security defects, loopholes or other risks in our network products or services, to promptly take remedial measures, notify users and report to competent authorities; (c) formulate emergency plans for network security incidents and combat any system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner; and (d) refrain from engaging in activities that endanger network security. In addition, we are required to take measures to ensure network security. For example, we are required to (a) keep user information strictly confidential and establish and improve user information protection system; (b) collect and use user information only if it is legal, necessary and just to do so, and only with relevant users’ consents; and (c) refrain from divulging, tampering with or damaging the user personal information that we have collected, or providing such personal information to third parties without the relevant users’ consents. Failure to comply with the Network Security Law may result in penalties, including warnings, order compelling modification of existing operations or imposition of fines, or even criminal liabilities.

On August 9, 2017, the MIIT issued the Measures for Monitoring and Handling Threat to Network Security of the Public Internet, or the Monitoring Measures which became effective from January 1, 2018. Under the Monitoring Measures, the threat to network security of the public internet refers to any network resource, malicious program, hidden security danger or security accident that exists or is spread on the public internet and is likely to do or has done harm to the public, including the Trojan virus, worm, bot process and malicious mobile code. The Monitoring Measures requires the basic telecommunications enterprises, internet-based enterprises, domain name registries and registrars, etc. to provide technical support and assistance to competent telecommunications authorities when they are inquiring into owners of IP addresses, domain name registration information, etc. Failure to comply with such requirements may result in penalties, including warnings and imposition of fines.

On December 28, 2018, the SAMR and National Information Security Standardization Technical Committee jointly promulgated the Information Security Technology—Testing and Evaluation Process Guide for Classified Protection of Cybersecurity (GB/T 28449-2018), being effective from July 1, 2019. GB/T 28449-2018 set out the testing and evaluation process for three types of risks, which are risks affecting the normal operation of the system, risks of sensitive information disclosure and risks of trojans implants.

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (i) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) the CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that master personal information of more than one million users and seek to list abroad shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the Cybersecurity review process. The Cybersecurity Review Measures are relatively new and remain unclear on how it will be interpreted and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals for our offshore offerings. However, as of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we should apply for a cybersecurity review.

On October 25, 2022, the MIIT issued the Measures for the Administration of Recordation of Network Product Security Vulnerability Collection Platforms, or the Provisions. The provision prescribed that the recordation of vulnerability collection platforms shall be conducted through the NVDB of the MIIT by online recordation. The organizations or individuals that are to establish vulnerability collection platforms shall faithfully enter the recordation and registration information on the network product security vulnerability collection platforms through the NVDB of the MIIT. Such information shall mainly include: (i) names of vulnerability collection platforms, homepage URL, and Internet content provider (ICP) licenses or recordation numbers, and relevant URLs, official accounts on social networking software and other Internet channels for the release of vulnerability information; (ii) names and certificate numbers of sponsoring entities or individuals, and names and contact information of the principal persons in charge and contact persons of vulnerability collection platforms; (iii) scope and methods of vulnerability collection, rules for vulnerability verification and assessment, rules for instructing relevant responsible parties to fix vulnerabilities, rules for publishing vulnerabilities, rules for verifying registered users’ identities, and rules for classified and hierarchical management, among others; (iv) relevant materials on the recordation of hierarchical cybersecurity protection obtained through the Communication Cybersecurity Protection Management System of the MIIT; (v) information on implementation of platform management, among others, in accordance with relevant national standards and industrial standards; and (vi) other information required to be explained, which is required to be submitted by the competent authorities.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report:

The charts below illustrate our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background		Ownership
Globavend BVI	-	A BVI company	100% owned by Globavend Holdings
	-	Incorporated on May 24, 2023
	-	Issued share capital of US$2.00
	-	Intermediate holding company

Globavend HK	-	A Hong Kong company	100% owned by Globavend BVI
	-	Incorporated on June 27, 2016
	-	Issued share capital of HK$1,000,000
	-	Engaged in the provision of cross-border logistics and air-freight forwarding services

Globavend Warehouse	-	A Hong Kong company	100% owned by Globavend BVI
	-	Incorporated on September 24, 2024
	-	Issued share capital of HK$1
	-	Investment holding company

PRC Subsidiary	-	A PRC company	100% owned by Globavend HK
	-	Incorporated on May 15, 2025
	-	Authorized share capital of RMB3,000,000
	-	Engaged in the provision of cross-border logistics and air-freight forwarding services

Vault BRS	-	A Delaware company	100% owned by Globavend Holdings
	-	Incorporated on November 12, 2025
	-	Issued share capital of $1
	-	Dormant company

Vault Cayman	-	A Cayman Islands company	100% owned by Vault BRS
	-	Incorporated on November 21, 2025
	-	Issued share capital of $1
	-	Dormant company

D.	Property, Plant and Equipment

We do not own any real property.

During the years ended September 30, 2023, 2024 and 2025, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	Room 13, 18/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(1)	236.16 (approximate)	HK$28,000 per month
2.	Factory Unit No.914, 9/F, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories, Hong Kong(3)	275.74 (approximate)	HK$27,000 per month

(1)	Globavend HK entered into a lease agreement with an independent third party, pursuant to which Globavend HK leased the premises with a lease term from September 10, 2021 to September 9, 2023, and extended by another lease agreement for a further lease term from September 10, 2023 to September 9, 2026. The lease was terminated on September 10, 2024.

(2)

The premises is owned by our Controlling Shareholder and was occupied by the Company with free rental from July 1, 2024 to September 30, 2024 and with a monthly rental fee of $3,462 from October 1, 2024 to September 30, 2025, and extended on a monthly basis.

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

OVERVIEW

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong subsidiary Globavend HK and our PRC Subsidiary.

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

MAJOR FACTORS AFFECTING OUR FINANCIAL RESULTS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

During the years ended September 30, 2023, 2024 and 2025, a large portion of our revenues was generated in Hong Kong. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Fluctuations in foreign exchange rates

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this annual report are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the years ended September 30, 2023, 2024 and 2025, we incurred approximately 54.3%, 62.0% and 70.7% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we would closely monitor our exposure from foreign currency fluctuations. Foreign currency fluctuations had a positive impact on net income for the years ended September 30, 2023, 2024 and a negative impact on net income for the years ended September 30, 2025. For the years ended September 30, 2023 and 2024, the foreign exchange gains were $118,508 and $156,937, respectively. For the years ended September 30, 2025, the foreign exchange loss was $138,223.

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

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concerns continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing became unavailable on terms acceptable to us or at all.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the logistics and freight forwarding industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. However, we note that the government authorities have gradually uplifted the preventive measures in relation to the COVID-19. For instance, on January 30, 2023, the Hong Kong government has ceased to issue any isolation orders to COVID-19 infectants. On May 5, 2023, the World Health Organization (WHO) announced that COVID-19 no longer constitutes a public health emergency of international concern (PHEIC). On May 30, 2023, the Hong Kong government has lowered the response level of COVID-19 from emergency level to alert level. The adverse effects of COVID-19 started to diminish in 2023. There was no significant impact on the Company’s business for the year ended September 30, 2024 and 2025.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Comparison of Year Ended September 30, 2024 and 2025

	Years ended September 30,
	2024	2025	Changes
	$	$	$
Revenue
Integrated cross-border logistics services	15,116,783	21,744,217	6,627,434
Air freight forwarding services	1,423,396	1,819,740	396,344
	16,540,179	23,563,957	7,023,778

Cost of revenue
Cost of revenue – third party	7,223,445	8,130,006	906,561
Cost of revenue – related party	6,897,332	13,058,854	6,161,522
	14,120,777	21,188,860	7,068,083

Gross profit	2,419,402	2,375,097	(44,305)

General and administrative expenses	1,079,349	1,417,094	337,745
Income from operation	1,340,053	958,003	(382,050)

Other income
Interest income	68,205	64,346	(3,859)
Interest expense	(2,393)	(995)	1,398
Other income (expenses)	156,953	(138,223)	(295,176)
Total other income (expenses), net	222,765	(74,872)	(297,637)
Income before income taxes	1,562,818	883,131	(679,687)
Income tax expenses	223,810	200,149	(23,661)
Net income	1,339,008	682,982	(656,026)

Year Ended September 30, 2025 Compared to Year Ended September, 2024

Revenues

Our revenue increased by $7,023,778, or 42.5%, from $16,540,179 for the year ended September 30, 2024 to $23,563,957 for the year ended September 30, 2025, primarily due to the increase in the integrated cross-border logistics services and air freight forwarding services in 2025.

Our revenue from integrated cross-border logistics services increased by $6,627,434, or 43.8% from $15,116,783 for the year ended September 30, 2024 to $21,744,217 for the year ended September 30, 2025. The revenue was mainly derived from the integrated cross-border logistics services for delivering goods from Hong Kong to Australia and New Zealand. Logistics revenue is recognized over the logistics time. The increase of revenue from the integrated cross-border logistics services is due to the higher market demand from customers which driven up the average sales price per freight weight and sales volume.

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Years ended September 30,
	2024	2025
Average daily number of packages	6,135	10,394
Average daily freight weight (kilogram)	1,937	2,479
Average daily number of shipments	3.24	3.95
Average daily revenue per freight weight	$21.32	$24.03

Our revenue from air freight forwarding services increased by $396,344 or 27.8%, from $1,423,396 for the year ended September 30, 2024 to $1,819,740 for the year ended September 30, 2025, The Company sells air freight spaces to other freight forwarders to earn income through the price differences. Air freight forwarding revenue is recognized upon the completion of the transaction. Driven by the growth in e-commerce market demand, the Company expanded its air freight revenue by securing increased cargo capacity at more competitive prices, leading to a rise in total income.

Cost of Revenue

The following table set forth the breakdown of our cost of revenue for the periods indicated:

	Years ended September 30,
	2024	2025
Air freight charges	$3,520,270	$4,357,260
Last mile carriage and alliance costs	10,399,786	16,560,879
Warehouse labor costs	167,341	244,663
Packing costs	33,380	26,058
	$14,120,777	$21,188,860

Our cost of revenue mainly represented air freight charges, last mile carriage and alliance costs, warehouse labor costs and packaging costs. Our cost of revenue increased by $7,068,083, or 50.1%, from $14,120,777 for the year ended September 30, 2024 to $21,188,860 for the year ended September 30, 2025, mainly due to increase in air freight and courier expenses to fulfil the increased sales transactions.

Our air freight charges mainly represented direct costs of securing air freight capacity from commercial airlines and air freight forwarders. Our air freight charges increased by $836,990, or 23.8%, from $3,520,270 for the year ended September 30, 2024 to $4,357,260 for the year ended September 30, 2025, mainly due to the increased air freight capacity utilization to support the expansion of both air freight forwarding and integrated cross-border logistics business.

Our last mile carriage and alliance costs mainly represented courier service charges, customs clearance fees and other alliance service charges. Our last mile carriage and alliance costs increased by $6,161,093, or 59.2%, from $10,399,786 for the year ended September 30, 2024 to $16,560,879 for the year ended September 30, 2025, mainly due to increase in volume and unit price for last mile carriage and alliance costs.

Our warehouse labor costs mainly represented salaries and wages of warehouse staff. Our warehouse labor costs increased by $77,322, or 46.2%, from $167,341 for the year ended September 30, 2024 to $244,663 for the year ended September 30, 2025, which was largely attributed to the hiring of additional part-time workers aimed at enhancing overall work efficiency and productivity within warehouse operations. Driven by the surge in logistics volumes and demand for faster transit times, the Company recruited more part-time staff to manage peak times and ensure smoother operations.

Our packing costs mainly represented packing materials, including boxes and labels, for repacking customers’ products. Our packing costs decreased by $7,322, or 21.9%, from $33,380 for the year ended September 30, 2024 to $26,058 for the year ended September 30, 2025, mainly due to decrease in unit costs for packing materials used for integrated cross-border logistics services.

Gross Profit

Our gross profit decreased by 1.8% to $2,375,097 for the year ended September 30, 2025, from $2,419,402 for the year ended September 30, 2024. Our gross profit margin decreased to 10.1% for the year ended September 30, 2025, from 14.6% for the year ended September 30, 2024. The decrease in gross profit margin was attributed to the higher last mile carriage and alliance costs which led to the lower margin in integrated cross-border logistics business.

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Years ended September 30,
	2024	2025
Staff costs	$351,155	$436,471
Audit fees	190,256	250,103
Travel expenses	192,020	167,819
Legal and professional fees	191,428	331,826
Depreciation charge and amortization of right-of-use assets	64,688	104,340
Allowance for (reversal) expected credit loss	6,937	(28,966)
Insurance expenses	13,624	96,013
Others	69,241	59,488
	$1,079,349	$1,417,094

Our general and administrative expenses mainly represented staff costs, audit fees, traveling expenses, depreciation for fixture, furniture and office equipment and ROU asset, legal and professional fees, insurance expenses, allowance for expected credit loss and other administrative expenses. Our general and administrative expenses increased by $337,745, or 31.3%, from $1,079,349 for the year ended September 30, 2024 to $1,417,094 for the year ended September 30, 2025, mainly due to increase in staff costs, legal and professional fees, depreciation expenses and insurance expenses.

Our staff costs in this segment primarily represent salaries, contributions to retirement benefits, and welfare for our administrative and managerial employees and directors. For the year ended September 30, 2025, these costs increased by $85,316, or 24.3%, from $351,155 in 2024 to $436,471 in 2025. The increase in staff costs reflects the strengthening of our administrative and management teams to support the Company’s expanded corporate infrastructure and cross-border logistics operations.

Our legal and professional fees increased by $140,398, or 73.3%, from $191,428 for the year ended September 30, 2024 to $331,826 for the year ended September 30, 2025. This growth was mainly due to the heightened requirement for legal consulting and advisory services to maintain governance, compliance, and best practices within the organization.

Depreciation charge and amortization of right-of-use assets increased by $39,652, or 61.3%, from $64,688 for the year ended September 30, 2024 to $104,340 for the year ended September 30, 2025. This increase was primarily attributable to the extension of the rental arrangement for our warehouse premises to accommodate our scaled operations.

Insurance expenses rose from $13,624 in 2024 to $96,013 for the year ended September 30, 2025, representing an increase of $82,389 from $13,624 for the year ended September 30, 2024. This uptick reflects a comprehensive expansion of our corporate insurance coverage to align with the increased scale of our cross-border logistics activities and associated business risks.

Other Income/Expenses

Our other income mainly consists of interest income, interest expenses and foreign exchange gain/loss. Our net other expenses was $74,872 for the year ended September 30, 2025, as compared to net other income of $222,765 for the year ended September 30, 2024, primarily due to foreign exchange losses.

The foreign exchange gains of $156,937 for the year ended September 30, 2024 and foreign exchange losses of $138,223 for the year ended September 30, 2025, primarily resulted from net variances of the exchange rate between the Australian dollars and Hong Kong dollars on Australian dollar-denominated transactions. During the years ended September 30, 2024 and 2025, the foreign currency fluctuations on the Company are not hedged by any currency borrowings or other hedging instruments.

Income Tax Expenses

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

Hong Kong

The Company generated substantially all of its taxable income in the Hong Kong for the years ended September 30, 2024 and 2025. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for the years ended September 30, 2024 and 2025 were approximately 14.3% and 22.7%, respectively.

The PRC

The Company’s subsidiary incorporated in the PRC is governed by the income tax laws of the PRC, and the income tax provisions in respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to a range from 12.5% to 20% of regular income tax. The Company’s PRC subsidiary is a SME.

For the years ended September 30, 2024 and 2025, the Company had no taxable income generated in the PRC, therefore, there was no income tax provision under the Enterprise Income Tax.

Australia

Australian companies are subject to a corporate income tax rate of 30% on their taxable income, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25%. For the years ended September 30, 2024 and 2025, the Company was not considered a taxable Australian company.

New Zealand

New Zealand companies are subject to a corporate income tax rate of 28% on their taxable income. For the years ended September 30, 2024 and 2025, the Company was not considered a taxable New Zealand company.

Net Income

Our net income decreased by $656,026, or 49.0%, to $682,982 for the year ended September 30, 2025, as compared to $1,339,008 for the year ended September 30, 2024. The decrease in net income was predominantly due to the decreased gross profit and increased general and administrative expenses.

Year Ended September 30, 2024 Compared to Year Ended September, 2023

Comparison of Year Ended September 30, 2023 and 2024

	Years ended September 30,
	2023	2024	Changes
	$	$	$
Revenue
Integrated cross-border logistics services	16,872,539	15,116,783	(1,755,756)
Air freight forwarding services	1,713,989	1,423,396	(290,593)
	18,586,528	16,540,179	(2,046,349)

Cost of revenue	10,521,866	7,223,445	(3,298,421)
Cost of revenue – related party	6,159,075	6,897,332	738,257
Cost of revenue	16,680,941	14,120,777	(2,560,164)

Gross profit	1,905,587	2,419,402	513,815

General and administrative expenses	758,726	1,079,349	320,623
Income from operation	1,146,861	1,340,053	193,192

Other income
Interest income	3,481	68,205	64,724
Interest expense	(1,066)	(2,393)	(1,327)
Other income	120,367	156,953	36,586
Total other income, net	122,782	222,765	99,983
Income before income taxes	1,269,643	1,562,818	293,175
Income tax expenses	192,251	223,810	31,559
Net income	1,077,392	1,339,008	261,616

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

The following table set forth the breakdown of our revenue analysis for integrated cross-border logistics services for the periods indicated:

	Years ended September 30,
	2023	2024
Average daily number of packages	5,654	6,135
Average daily freight weight (kilogram)	2,459	1,937
Average daily number of shipments	3.69	3.24
Average daily revenue per freight weight	$18.80	$21.32

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

General and Administrative Expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	Years ended September 30,
	2023	2024
Staff costs	$370,826	$351,155
Audit fees	171,667	190,256
Travel expenses	45,056	192,020
Legal and professional fees	32,491	191,428
Depreciation charge and amortization of right-of-use assets	50,834	64,688
Allowance for expected credit loss	44,765	6,937
Others	43,087	82,865
	$758,726	$1,079,349

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

Income Tax Expenses

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

As of September 30, 2025 Compared to September 30, 2024

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of September 30,
	2024	2025	Changes
Current assets
Cash and cash equivalents	$2,296,462	$7,505,388	$5,208,926
Accounts receivable, net	1,684,644	1,004,203	(680,441)
Other receivable	-	362,974	362,974
Amount due from a director	-	33,094	33,094
Deposits and prepayment	203,178	42,646	(160,532)
Tax recoverable	-	84,352	84,352
Deferred costs	374,286	374,286	-
Contract assets	897,409	553,218	(344,191)
Total current assets	5,455,979	9,960,161	4,504,182

Current liabilities
Accounts payables	649,183	745,032	95,849
Accounts payables – related party	1,627,269	-	(1,627,269)
Amount due to a director	8,586	-	(8,586)
Other payables and accrued liabilities	235,193	391,868	156,675
Taxes payables	224,438	-	(224,438)
Operating lease liability – related party	41,019	30,818	(10,201)
Contract liabilities	-	9,479	9,479
Total current liabilities	2,785,688	1,177,197	(1,608,491)
Net current assets	$2,670,291	$8,782,964	$6,112,673

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents increased by $5,208,926 from $2,296,462 as of September 30, 2024, to $7,505,388 as of September 30, 2025. The increase in the balance of cash and cash equivalents was mainly due to the net proceeds of the June 2025 Offering (as defined in Note 15 to the Consolidated Financial Statements) after deducting transaction costs of approximately $5,290,000 and the net cash generated from operation of $240,355, which offset the payment of deposit to director for operating lease arrangement of $297,436 for the year ended September 30, 2025.

Accounts Receivable, net

Our accounts receivable represented receivables from customers of our logistics and air freight forwarding services. Credit periods for customers are normally within 7 to 90 days after customers have received the services provided by the Company.

Our accounts receivable, net decreased by $680,441, or 40.4%, from $1,684,644 as of September 30, 2024, to $1,004,203 as of September 30, 2025. The decrease was mainly attributable to the decrease in revenue near the year end.

An impairment analysis is performed at the end of each year. There was an allowance for expected credit loss amounting to $42,932 made in the year ended September 30, 2024. There was an allowance for expected credit loss amounting to $23,067 made in the year ended September 30, 2025.

Other receivable

Other receivable refers to amounts owed to the Company that do not fall within the typical category of accounts receivable.

Our other receivable amounted to nil and $362,974 as of September 30, 2024 and 2025, respectively. As of September 30, 2025, the amount was attributed to a deposit for purchasing of equipment. Following the end of the reporting period, the purchase agreement for such equipment was subsequently cancelled. Accordingly, the full amount of the deposit is expected to be refunded in the period subsequent to the end of reporting period.

Deposits and prepayment

Long-term deposits and prepayment consist of trade deposits, deposit paid to a related party for operating lease arrangement and prepaid accounting and financing service fee, which are classified as non-current assets.

Long-term deposits and prepayment decreased by $1,172,013, or 50.0% from $2,343,423 as of September 30, 2024 to $1,171,410 as of September 30, 2025. This reduction was primarily due to the balances of deposits and prepayments for financial services being fully offset against the $15 million raised in the June 2025 Offering, before deducting placement agent fees and other estimated expenses payable by the Company for the fiscal year ended September 30, 2025.

Deposits and prepayment consist of prepayment paid to suppliers, utility and other deposits, prepaid insurance expenses and prepaid accounting and financing service fee, which are classified as current assets.

Deposits and prepayment decreased significant by $160,532, or 79.0%, from $203,178 as of September 30, 2024, to $42,646 as of September 30, 2025. This reduction was primarily due to the balances of deposits and prepayments for financial services being fully offset against the $15 million raised in the June 2025 Offering, before deducting placement agent fees and other estimated expenses payable by the Company for the fiscal year ended September 30, 2025.

Contract assets

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Upon completion of the performance obligations, which can vary in duration based upon the method of transport, these amounts become classified within accounts receivable. Contract assets decreased by $344,191, or 38.4%, from $897,409 as of September 30, 2024, to $553,218 as of September 30, 2025. The decrease was mainly due to fewer in-transit deliveries that has not yet delivered to the customers near the year end 2025.

An impairment analysis is performed at the end of each year. There was an allowance for expected credit loss amounting to $14,940 and $5,839 made in the year ended September 30, 2024 and 2025.

Deferred costs

Deferred offering costs consist principally of incremental cost directly attributable to the Company’s share offering incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the offering of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. The deferred costs remained unchanged as of September 30, 2024, and September 30, 2025. The balance as of September 30, 2024 and 2025 was related to the Equity Line of Credit offering.

Accounts payable

The accounts payable are derived from logistics and air freight service providers. The accounts payable increased by $95,849, or 14.8%, from $649,183 as of September 30, 2024, to $745,032 as of September 30, 2025. The balances arise from logistics service providers were settled within 7 to 30 days. The increase was mainly due to outstanding supplier invoices related to the air freight costs for the year ended September 30, 2025.

Accounts payable – related party

The accounts payable – related party amounted to $1,627,269 and nil as of September 30, 2024 and September 30, 2025, respectively. For the year ended September 30, 2024, this balance consists of accounts payable to a related company arising from unsettled courier service fees.

Other payables and accrued liabilities

The line item consists of accrued payroll expenses, audit fees, government grant liability, other administrative expenses and accrued offering costs. The balance increased by $156,675, or 66.6%, from $235,193 as of September 30, 2024, to $391,868 as of September 30, 2025, the increase was mainly due to the increase of accrued insurance expenses and government grant liability.

Operating lease liabilities – related party

Our lease liabilities represented the current portion of the operating lease of our Hong Kong office and warehouse. As of September 30, 2025, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company.

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

Long-term deposits and prepayment increased by $2,022,910, or 631.1% from $320,513 as of September 30, 2023 to $2,343,423 as of September 30, 2024. The increase was mainly due to the increase in payment for operating lease deposits, prepayment and deposits for future financing services.

Deposits and prepayment consist of prepayment paid to suppliers, utility and other deposits and prepaid financing service fee, which are classified as current assets.

Deposits and prepayment increased by $15,778, or 8.4% from $187,400 as of September 30, 2023 to $203,178 as of September 30, 2024. The increase was mainly due to the increase in prepayment with financial service providers related to future financing services.

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

Cash Flow

Our use of cash is primarily related to operating activities, payment of dividends and payment of deferred IPO and offering costs. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended September 30,
	2023	2024	2025
Net cash provided by operating activities	$2,021,831	$326,089	$240,355
Net cash used in investing activities	(7,455)	(592,585)	(8,333)
Net cash (used in) provided by financing activities	(2,017,979)	2,008,826	4,976,681
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,603)	1,742,330	5,208,703
EFFECT OF CHANGES IN EXCHANGE RATES	-	-	223
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	557,735	554,132	2,296,462
CASH AND CASH EQUIVALENTS AT END OF YEAR	$554,132	$2,296,462	$7,505,388

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of supplier costs and operating expenses.

Net cash provided by operating activities was $240,355 for the year ended September 30, 2025, compared to net cash provided by operating activities of $326,089 for the year ended September 30, 2024, representing a decrease of approximately $0.1 million in the net cash inflow in operating activities. The decrease in net cash used in operating activities was primarily due to the following major working capital changes:

(1)	Change in accounts receivable resulted in a cash inflow of $700,407 for the year ended September 30, 2025 compared to a cash outflow of $259,743 for the same period of 2024, which led to an approximately $960,000 increase in net cash inflow in operating activities.

(2)	Change in deposits and prepayment resulted in a cash inflow of $127,904 for the year ended September 30, 2025 compared to a cash outflow of $78,278 for the same period of 2024, which led to an approximately $206,000 increase in net cash inflow in operating activities.

(3)	Change in accounts payable and accounts payable – related party resulted in a cash outflow of $1,531,420 for the year ended September 30, 2025 compared to a cash outflow of $324,801 for the same period of 2024, which led to an approximately $1,207,000 increase in net cash outflow in operating activities.

(4)	Change in other payables and accrued liabilities resulted in a cash inflow of 156,675 for the year ended September 30, 2025 compared to a cash outflow of $98,002 for the same period of 2024, which led to an approximately $255,000 increase in net cash inflow in operating activities.

(5)	Change in contract assets resulted in a cash inflow of $353,292 for the year ended September 30, 2025 compared to a cash outflow of $356,110 for the same period of 2024, which led to an approximately $710,000 increase in net cash inflow in operating activities.

(6)	Change in tax payables resulted in a cash outflow of $308,790 for the year ended September 30, 2025 compared to a cash inflow of $69,228 for the same period of 2024, which led to an approximately $378,000 increase in net cash outflow in operating activities.

(7)	Net income of $682,982 in the year ended September 30, 2025 compared net income of $1,339,008 to the same period of 2024, which led to an approximately $660,000 decrease in net cash inflow in operating activities.

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

Investing Activities

For the years ended September 30, 2023, 2024 and 2025, our cash outflow used in investing activities was principally derived from the purchases of fixtures, furniture and equipment. For the year ended September 30, 2024, the outflows were principally directed toward leasehold improvements for our new warehouse and the procurement of logistics equipment necessary to support our expanded service capacity. For the year ended September 30, 2025, net cash used in investing activities decreased significantly upon the completion of our primary infrastructure expansion and equipment procurement conducted in the prior year.

Financing Activities

For the year ended September 30, 2023 our cash used in financing activities was principally for cash payment for the IPO expenses and dividend. For the year ended September 30, 2024, our cash provided by financing activities was principally from the net proceeds from share issuance after deduction of transaction cost, while partially offset by cash payment for the offering expenses and financial services and deposit paid to a related party for the operating lease arrangement. For the year ended September 30, 2025, our cash provided by financing activities was principally from the net proceeds from the Offering after deduction of transaction cost, while offset cash payment for the Offering and the deposit paid to a director.

The Company believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, our cash and cash equivalent will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Capital Expenditures

The Company did not incur any significant capital expenditure for the years ended September 30, 2023. For the year ended September 30, 2024, the Company has paid a deposit of $462,974 for purchase of property, plant and equipment. For the year ended September 30, 2025, the Company has paid an additional deposit of $297,436 to a related party for operating lease arrangement and a deposit of 8,333 for purchase of car.

Off-Balance Sheet Arrangements

As of September 30, 2023, 2024 and 2025, we have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Contractual Obligations

As of September 30, 2025, we have operating lease commitment with lease liability of $30,818 with a related party.

B.	Liquidity and Capital Resources

For the years ended September 30, 2023, 2024 and 2025, we have financed our operations primarily through cash generated from our business operation, capital contributions by our shareholders and the June 2025 Offering.

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

As of September 30, 2025, we had working capital of $8,782,964 as compared to working capital of $2,670,291 as of September 30, 2024. The total current assets increased 82.6%, from $5,455,979 on September 30, 2024 to $9,960,161 on September 30, 2025, mainly because of an increase in cash primarily due to net proceeds from the June 2025 Offering after transaction cost for the year ended September 30, 2025. The total current liabilities decreased 57.7%, from $2,785,688 on September 30, 2024 to $ 1,177,197 as of September 30, 2025. The decrease in our current liabilities is mainly due to a decrease in accounts payable – related party and tax payable.

While our accounts receivable decreased from $1,684,644 as of September 30, 2024 to $1,004,203 as of September 30, 2025, our working capital increased from $2,670,291 as of September 30, 2024 to $8,782,964 as of September 30, 2025. The increase of working capital was mainly due to net proceeds from the June 2025 Offering after transaction cost for the year ended September 30, 2025.

Based on our total cash and cash equivalents as of September 30, 2025, the cash inflows from operating activities, we did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures and deposit on a short-term basis. We believe that our current cash and cash equivalents and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months.

As of September 30, 2023, 2024 and 2025, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$3,690,000, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time charged in the bank’s favor. The outstanding principal as at September 30, 2025 is nil.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from October 1, 2024 to September 30, 2025 that are   reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Wai Yiu Yau	42	Founder, Chairman of the Board and Chief Executive Officer
Mr. Tsz Ngo Yu	40	Chief Financial Officer
Ms. San Man Leng	48	Independent Director
Mr. Ho Chuen Shin	36	Independent Director
Mr. Fan Cheung	41	Independent Director

Mr. Wai Yiu Yau (“Mr. Yau”), Founder, Chairman of the Board and Chief Executive Officer

Mr. Wai Yiu Yau is the founder of the Company and has been its director and chairman of the Board since May 2023. He has also been the founder and director of Globavend HK since its inception in June 2016 and has over 20 years of experience in the logistics industry. Prior to the setting up of Globavend HK, Mr. Yau has been serving DHL eCommerce Limited, a leading worldwide logistics company in various positions for the period from January 2010 to June 2014, with his latest position being the Regional Operations Manager (Asia Pacific), responsible for its daily logistics operations in the Asia Pacific region. Mr. Yau has received a Bachelor of Science Degree in International Shipping Transport and Logistics from the Hong Kong Polytechnic University and a Master of Business Administration from the Chinese University of Hong Kong in 2005 and 2014, respectively.

Mr. Tsz Ngo Yu (“Mr. Yu”), Chief Financial Officer

Mr. Yu has served as our Chief Financial Officer since November 2, 2023. He is a member of the Certified Public Accountants Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants since January 2011 and September 2018, respectively and has over 20 years of experience in the related fields of finance, auditing, accounting, corporate governance practices, and company secretarial matters. During the period between January 2007 and February 2012, Mr. Yu has successively served in various positions in Deloitte Touche Tohmatsu, an accounting firm, with his last position as an audit manager. From September 2013 to December 2020, he was a partner of H.F. Tam & Co (currently known as CTY & Co.), an accounting firm. He is currently the executive director of Marksman Corporate Services Limited a firm principally engaged in the provision of corporate secretarial services and corporate consulting services, a director of Marksman Corporate Consulting Limited, both since June 2019, and a partner of IPA CPA Limited, an accounting firm, since October 2020. Since May 2015 until the date of this annual report, Mr. Yu also serves as a company secretary of various companies listed on The Stock Exchange of Hong Kong Limited. He has received a Bachelor of Commerce Degree in Accounting and Finance and Master of Applied Finance, both from Monash University of Australia, in December 2005 and December 2006, respectively.

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

Mr. Shin is a solicitor of the High Court in Hong Kong with over 10 years extensive experience in corporate practice. He has been frequently advising companies and sponsors in initial public offerings on The Stock Exchange of Hong Kong Limited as well as in post-listing compliance, merger and acquisition matters. He is currently a partner of David Fong & Co., a firm of solicitors practicing in Hong Kong since August 2020. Mr. Shin is currently an independent non-executive director of Jiading International Group Holdings Limited (HKEX:8153), a company listed on The Stock Exchange of Hong Kong Limited and independent director of Onion Global Limited (OGBLY:OG), a company listed on the U.S. OTC Markets since February 2022 and March 2022, respectively. He receives a Bachelor of Laws Degree and Postgraduate Certificate in Laws from the Chinse University of Hong Kong in 2012 and 2013, respectively. We believe Mr. Shin is qualified to serve as our director based on his extensive experience in corporate law and practice as well as his legal background.

Mr. Fan Cheung (“Mr. Cheung”), Independent Director

Mr. Cheung has served as an independent director since November 2, 2023. Mr. Cheung is also a member of the compensation committee, the nominating and corporate governance committee and the audit committee.

Mr. Cheung has over 16 years’ experience in logistics field including international business expansion, cross-border transactions and corporate governance. He has been serving S.F. Express (Hong Kong) Limited, a leading logistics company operating express courier businesses, supply chain management and consulting services in Hong Kong during the period between December 2009 and April 2023, with his latest position as Deputy Director of Financial Planning. Mr. Cheung is a Chartered Secretary, a Chartered Governance Professional and an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. He received a Bachelor of Social Science degree from The Chinese University of Hong Kong, a Bachelor of Laws degree from the Manchester Metropolitan University in the United Kingdom and a Master of Corporate Governance degree from the Hong Kong Metropolitan University in 2007, 2011 and 2015, respectively. We believe Mr. Cheung is qualified to serve as our director based on his extensive experience and industry background within the logistic industry.

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation

For the year ended September 30, 2025, we paid an aggregate of $78,900 (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2025, we had no outstanding equity awards.

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

In addition, we have entered into agreements with all other independent directors whose service began on November 2, 2023. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board.

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

As of September 30, 2025, we had nine full-time employees, six of whom are based in Hong Kong, one of whom is based in Australia and two of whom are based in the mainland China. As of September 30, 2024, we had seven full-time employees, six of whom are based in Hong Kong and one of whom is based in Australia. As of September 30, 2023, we had seven full-time employees, six of whom are based in Hong Kong and one of whom is based in Australia. The following table sets out a breakdown of our employees by function:

	As of September 30, 2023	As of September 30, 2024	As of September 30, 2025
Management	1	1	1
Administration and human resources	1	1	2
Accounting and finance	1	2	2
Supply-chain management	1	1	2
Warehouse management (1)	3	2	2
Total	7	7	9

(1)	Includes full-time employees but excludes part-time employees.

We believe we maintain a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended September 30, 2023, 2024 and 2025.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 2,286,819 Shares issued and outstanding, comprising of 2,286,719 Ordinary Shares and 100 Management Shares, as of the date of this annual report.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Directors and Executive Officers: (1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(2)

Mr. Wai Yiu Yau(3)	57,324	2.5%
Mr. Tsz Ngo Yu	—	—
Ms. San Man Leng	—	—
Mr. Ho Chuen Shin	—	—
Mr. Cheung Fan	—	—
All directors and executive officers as a group	57,324	2.5%
Principal Shareholders:		%
Globavend Investments Limited(3)	57,324	2.5%

Directors and Executive Officers (1)	Number of Ordinary Shares	Number of Management Shares	Approximate percentage of outstanding Shares (2)	Approximate percentage of voting power (2)
Wai Yiu Yau	57,224	100	2.5%	97.8%
Tsz Ngo Yu	-	-	-	-
San Man Leng	-	-	-	-
Ho Chuen Shin	-	-	-	-
Fan Cheung	-	-	-	-
All directors and executive officers as a group	57,224	100	2.5%	97.8%
Principal Shareholders:
Globavend Investments Limited (3)	57,224	-	2.5%	-%

Notes:

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.
(2)	Based on 2,286,819 Shares issued and outstanding, comprising of 2,286,719 Ordinary Shares and 100 Management Shares, as at the date of this annual report.
(3)	Globavend Investments Limited is a company incorporated under the laws of the BVI and is wholly owned by Mr. Yau. The registered address of Globavend Investments Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

Balances with related parties

	As of September 30,
	2023	2024	2025
	US$	US$	US$
Deposit and prepayment – related parties:
Panaicia Pty Ltd	155,093	-	-
Prezario UNO Pty Ptd	14,741	-	-
Mr. Wai Yiu Yau (note)	-	600,000	897,436

	As of September 30,
	2023	2024	2025
	US$	US$	US$
Accounts payable – related party:
Panaicia Pty Ltd	-	1,563,137	-
Prezario UNO Pty Ptd	-	64,133	-

	As of September 30,
	2023	2024	2025
	US$	US$	US$
Amount due from (to) a director:
Mr. Wai Yiu Yau	-	(8,586)	33,094

Note: As of September 30, 2025, a deposit of $897,436 was paid to Mr. Wai Yiu Yau, a director of the Company, for the Company’s exclusivity to acquire the warehouse and office at Tsuen Wan Industrial Centre, of which an operating lease has been entered into with the Company. The deposit was refundable upon the termination of arrangement. Imputed interest was calculated by interest rate of 3.375% over the lease term of 24 months.

Transactions with related parties

		For the years ended September 30,
		2023	2024	2025
Related Party	Nature of transaction	US$	US$	US$
Panaicia Pty Ltd	Last mile carriage expenses	5,526,462	6,462,561	12,593,926
Prezario UNO Pty Ltd	Last mile carriage expenses	632,613	434,771	464,928
Mr. Wai Yiu Yau	Rental expense	-	8,308	43,615
Mr. Wai Yiu Yau	Interest income	-	5,030	21,317

Names and relationship of related parties

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.

C.	Interests of Experts and Counsel

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

During the years ended September 30, 2023, 2024 and 2025, Globavend Holdings and Globavend BVI have not distributed any cash dividends or made any other cash distributions.

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

We are a Cayman Islands exempted company and our affairs are governed by our Memorandum and Articles and the Companies Act. The following are summaries of material provisions of the Memorandum and Articles, as well as the Companies Act insofar as they relate to the material terms of our Ordinary Shares and Management Shares.

Objects of Our Company. Under our Memorandum and Articles, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Shares. Our Ordinary Shares and Management Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. The holders of our Management Shares are not entitled to any dividend or distribution (whether upon a winding up or otherwise). Our Memorandum and Articles provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Unless otherwise provided in the Memorandum and Articles of the Company and/or the terms of issue of the Management Shares, holders of Ordinary Shares and Management Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Ordinary Share has one (1) vote and each Management Share has one million (1,000,000) votes at a meeting of shareholders or on any resolution of shareholders of the Company (whether in writing or otherwise).

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

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of the voting rights of the total issued voting shares of our company.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. Our Memorandum and Articles also do not provide our shareholders with any right to requisite any general meeting nor to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Under our Articles, written resolutions of shareholders (or shareholders of a class of shares) are permissible without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution. A special resolution must however be consented to by all shareholders entitled to vote in accordance with the Companies Act.

Transfer of Shares. Subject to the restrictions set out below and save for Management Shares, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

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

Under our Articles, no Management Share shall be sold, transferred, assigned or disposed of, whether directly or indirectly, whether through voting proxy or otherwise by a holder thereof to any person or entity except (i) with the prior approval of the Board; or (ii) if the transferee is ultimately controlled by a Founder (as defined in our Articles) or another holder of Management Shares, or is an affiliate of a Founder (as defined in our Articles) or another holder of Management Shares in which case no prior approval of the Board is strictly required.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If there are any surplus assets upon a winding up or dissolution of the Company, only the holders of Ordinary Shares, not Management Shares, are entitled to such surplus assets.

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

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or by written resolutions of all holders of the shares of that class (if such variation is recommended by a majority of the Board). The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares. No separate general meetings of the holders of a class or series of shares or written resolutions of holders of a class or series of shares may be convened or passed, as the case may be, unless such class meeting is called by the chairman of the Board or a majority of the Board, or such written resolutions of holders of a class or series of shares is recommended by the Board.

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected, the offeror may, within two months after the approval by such holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Articles provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Articles or by written consent of the shareholders without a meeting.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or by written resolutions of all holders of the shares of that class (if such variation is recommended by a majority of the Board). Pursuant to our Articles, no separate general meetings of the holders of a class or series of shares or written resolutions of holders of a class or series of shares may be convened or passed, as the case may be, unless such class meeting is called by the chairman of the Board or a majority of the Board, or such written resolutions of holders of a class or series of shares is recommended by the Board.

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

Taxation of the Company

As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30%, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million (US$78 million) that are subject to a reduced corporate income tax rate of 25% for the 2024/2025 income year. The Company is not considered an Australian company for the years ended September 30, 2023, 2024 and 2025.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration, and competent tax authorities. In January 2014, the SAT issued the SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. Globavend Holdings Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Bon Natural Life Limited meets all of the conditions above. Globavend Holdings Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to 25% enterprise income tax on its worldwide income. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non- resident individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non- resident shareholders of Globavend Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Globavend Holdings Limited is treated as a PRC resident enterprise.

On February 3, 2015, the SAT issued the SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and we may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, deposits and prepayment and contract assets. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2025, the cash balance of $7,505,388 was substantially maintained at financial institutions in Hong Kong.

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

Foreign Currency Risk

We are a global provider of integrated cross-border logistics services and air freight forwarding services and our functional currency is the Hong Kong dollars. Most of our transactions during the periods presented in this annual report are denominated in Hong Kong dollars, Australian dollars and New Zealand dollars. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. For the years ended September 30, 2023, 2024 and 2025, we incurred approximately 54.3%, 62.0% and 70.7% of our cost of revenue, respectively, denominated in foreign currencies for customs clearance fees and local courier expenses. We do not use currency exchange contract to reduce the risk of adverse foreign currency movements, but we would closely monitor our exposure from foreign currency fluctuations. Foreign currency fluctuations had a positive impact on net income for the years ended September 30, 2023, 2024 and a negative impact on net income for the years ended September 30, 2025. For the years ended September 30, 2023 and 2024, the foreign exchange gains were $118,508 and $156,937, respectively. For the years ended September 30, 2025, the foreign exchange loss was $138,223.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

As of the date of this Annual Report, we had the following warrants and options outstanding:

●	Warrants issued to investors as follows:

○	Series A Warrants to purchase a total of 108,696 Ordinary Shares, at an exercise price of $28 per share; and

○	Pre-Funded Warrants to purchase a total of 128,753 Ordinary Shares, at an exercise price of $0.0001 per share.

C.	Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

Use of Proceeds

None.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of September 30, 2025, our   disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of September 30, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). However, as this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial report and, by reasons of the material weakness that we identified in our internal control over financial reporting below, our management, with the participation of our chief executive officer and chief financial officer, could not conclude that our internal control over financial reporting was effective as of September 30, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

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

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. To date, we have engaged external consultants with knowledge and expertise of U.S. GAAP and SEC financial reporting requirements to assist our finance and accounting department, and we have also conducted various trainings with our accounting personnel to enhance our financial reporting capabilities.

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

As a company with less than US$1.235 billion in revenue for the fiscal year 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

	2025	2024

Audit fees(1)	$186,923	187,077
Audit related service fees(2)	30,000	30,000
Tax fees(3)	-	-
All other fees(4)	-	-
	216,923	217,077

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICY

We have adopted comprehensive insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, employees, consultants, and other covered persons, including members of any foregoing person’s household and entities controlled by any of the foregoing persons, as applicable. These policies are designed to prevent trading on the basis of material nonpublic information and to ensure compliance with applicable securities laws.

The policies include provisions for blackout periods, the establishment of Rule 10b5-1 trading plans, and certain pre-clearance procedures that our directors and officers, as well as directors and officers of our subsidiaries and/or affiliates, must observe prior to effecting any transaction in our securities.

We believe that these policies are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Globavend Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1*	Third Amended and Restated Memorandum and Articles of Association of the registrant
2.1	Registrant’s Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on October 6, 2023 (File No. 333-274166))
2.2*	Description of Share Capital
4.1	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.2	Employment Agreement between the registrant and Mr. Wai Yiu Yau, its director and chief executive officer (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.3	Form of Independent Director Agreement between the registrant and its independent directors (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.4	Employment Agreement between the registrant and Mr. Tsz Ngo Yu, its chief financial officer (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
4.5	Lease Contract, by and between Lu Xue Feng and Globavend (HK) Limited, dated as of November 10, 2023 (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on January 30, 2024)
4.6	Tenancy Agreement, by and between Wai Yiu Yau and Globavend (HK) Limited, dated as of February 4, 2025 (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on February 12, 2025)
4.7	Block Space Agreement between Qantas Airways Limited and Globavend (HK) Limited, dated as of December 20, 2022 (incorporated herein by reference to Exhibit 10.6 to the Form F-1/A filed on September 11, 2023 (File No. 333-274166))
4.8*	Block Space Agreement between Qantas Airways Limited and Globavend (HK) Limited, dated as of February 1, 2024
4.9*	Block Space Agreement between Qantas Airways Limited and Globavend (HK) Limited, dated as of January 9, 2025
4.10*	Variation Agreement between Qantas Airways Limited and Globavend (HK) Limited, dated as of January 5, 2026
4.11	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 6-K filed on July 1, 2025)
4.12	Form of Series A Warrant (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 6-K filed on July 1, 2025)
4.13	Form of Series B Warrant (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 6-K filed on July 1, 2025)
8.1*	List of Subsidiaries of the registrant
10.1	Equity Purchase Agreement, by and between the registrant and Square Gate Capital Master Fund, LLC – Series 1, dated as of March 15, 2024 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on March 25, 2024)
10.2	Registration Rights Agreement, by and between the registrant and Square Gate Capital Master Fund, LLC – Series 1, dated as of March 15, 2024 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on March 25, 2024)
10.3	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on July 1, 2025)
10.4	Placement Agency Agreement, dated as of June 25, 2025, by and between the registrant and Univest Securities, LLC (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on July 1, 2025)
11.1	Code of Business Conduct and Ethics of the registrant (incorporated herein by reference to Exhibit 99.7 to the Form F-1 filed on August 23, 2023 (File No. 333-274166))
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Globavend Holdings Limited

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chief Executive Officer

Date: February 13, 2026

GLOBAVEND HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Globavend Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Globavend Holdings Limited and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

February 13, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2025

(US$, except share data, or otherwise note)

	As of September 30,
	2024	2025
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,296,462	$7,505,388
Accounts receivable, net	1,684,644	1,004,203
Other receivable	-	362,974
Amount due from a director	-	33,094
Deposits and prepayment	203,178	42,646
Tax recoverable	-	84,352
Deferred costs	374,286	374,286
Contract assets	897,409	553,218
Total current assets	$5,455,979	$9,960,161

NON-CURRENT ASSETS
Property, plant, equipment, net	$123,101	$53,549
Right-of-use assets, operating lease	32,711	28,741
Deposits and prepayment	1,743,423	273,974
Deposits – related party	600,000	897,436
Total non-current assets	$2,499,235	$1,253,700
TOTAL ASSETS	$7,955,214	$11,213,861

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$649,183	$745,032
Accounts payable – related party	1,627,269	-
Other payables and accrued liabilities	235,193	391,868
Contract liabilities	-	9,479
Amount due to a director	8,586	-
Taxes payables	224,438	-
Operating lease liabilities – related party	41,019	30,818
Total current liabilities	$2,785,688	$1,177,197

TOTAL LIABILITIES	$2,785,688	$1,177,197

Commitments

EQUITY

Ordinary shares, $0.2 par value, 500,000,000 shares authorized, 74,656 shares issued and outstanding as of September 30, 2024 and 1,526,113 shares issued and outstanding as of September 30, 2025*	14,931	305,228
Management shares, $0.2 par value, designated and authorized pursuant to the Management Shares Board Resolution, nil share issued and outstanding as of September 30, 2024 and 100 shares issued and outstanding as of September 30, 2025	-	20
Subscription receivable	(13,125)	(14,125)
Additional paid-in capital	3,454,741	7,349,249
Accumulated Other Comprehensive Income	-	331
Retained earnings	1,712,979	2,395,961
Total shareholders’ equity	$5,169,526	$10,036,664

TOTAL LIABILITIES AND EQUITY	$7,955,214	$11,213,861

*	Retrospectively applied for effect of reverse stock split on July 21, 2025.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(US$, except share data, or otherwise note)

	For the year ended September 30,
	2023	2024	2025

Revenue	18,586,528	16,540,179	23,563,957

Cost of revenue	10,521,866	7,223,445	8,130,006
Cost of revenue – related party	6,159,075	6,897,332	13,058,854
Cost of revenue	16,680,941	14,120,777	21,188,860

Gross Profit	1,905,587	2,419,402	2,375,097

Operating expenses:
General and administrative expenses	758,726	1,079,349	1,417,094
Total operating expenses	$758,726	$1,079,349	$1,417,094

Income from operations	$1,146,861	$1,340,053	$958,003

Other income:
Interest income	3,481	68,205	64,346
Interest expense	(1,066)	(2,393)	(995)
Other income (expenses)	120,367	156,953	(138,223)
Total other income (expenses), net	122,782	222,765	(74,872)

Income before income taxes	$1,269,643	$1,562,818	$883,131
Income taxes provision	192,251	223,810	200,149
Net income attributable to Globavend Holdings Limited	$1,077,392	$1,339,008	$682,982

Foreign currency translation adjustment	$-	$-	$331
Comprehensive income	$1,077,392	$1,339,008	$683,313

Earnings per share - Basic and diluted*	$16.42	$18.39	$1.61

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	65,625	72,798	423,124

*	Retrospectively applied for effect of reverse stock split on July 21, 2025.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(US$, except share data, or otherwise note)

	Ordinary Shares*		Management Shares		Subscription	Additional paid-in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Amount	Receivable	capital	Income	Earnings	Total
Balance as of September 30, 2022	65,625	$13,125	-	$-	$(13,125)	$128,205	-	$770,938	$899,143

Net income for the year	-	-	-	-	-	-	-	1,077,392	1,077,392

Dividends declared	-	-	-	-	-	-	-	(1,474,359)	(1,474,359)
Balance as of September 30, 2023	65,625	$13,125	-	$-	$(13,125)	$128,205	-	$373,971	$502,176

Net income for the year	-	-	-	-	-	-	-	1,339,008	1,339,008
Share issued in initial public offering	7,500	1,500	-	-	-	2,962,556	-	-	2,964,056
Shares issued to Square Gate relating to ELOC	1,531	306	-	-	-	363,980	-	-	364,286
Balance as of September 30, 2024	74,656	$14,931	-	$-	$(13,125)	$3,454,741	-	$1,712,979	$5,169,526
Foreign currency translation adjustment	-	-	-	-	-	-	331	-	331
Shares issued to Square Gate as incentive	239	48	-	-	-	36,740	-	-	36,788
Shares issued related to the Offering in June 2025	108,696	21,739	-	-	-	4,125,298	-	-	4,147,037
Exercise of series B warrant	1,342,522	268,510	-	-	-	(268,510)	-	-	-
Management shares issued to Mr. Wai Yiu Yau	-	-	100	20	(1,000)	980	-	-	-
Net income for the year	-	-	-	-	-	-	-	682,982	682,982
Balance as of September 30, 2025	1,526,113	$305,228	100	$20	$(14,125)	$7,349,249	$331	$2,395,961	$10,036,664

*	Retrospectively applied for effect of Reverse stock split on July 21, 2025.

See accompanying notes to the consolidated financial statements.

GLOBAVEND HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2024 AND 2025

(US$, except share data, or otherwise note)

	For the year ended September 30,
	2023	2024	2025
Cash flows from operating activities:
Net income	$1,077,392	$1,339,008	$682,982
Non-cash adjustments:
Depreciation of property, plant and equipment	3,855	19,784	69,552
Non-cash operating lease expense	46,979	44,904	34,334
Allowance for expected credit loss	44,765	6,937	(28,966)
Compensation to Square Gate	-	-	36,788
Interest income from Director	-	-	(21,317)
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(350,767)	(259,743)	700,407
Deposits and prepayment	(6,028)	(78,278)	127,905
Deposits and prepayment – related party	(169,834)	-	-
Contract assets	(120,380)	(356,110)	353,292
Increase (Decrease) In:
Accounts payable	1,290,186	(1,952,070)	95,849
Accounts payable – related party	(175,479)	1,627,269	(1,627,269)
Other payables and accrued liabilities	320,152	(98,002)	156,675
Contract liabilities	-	-	9,479
Tax payables	102,896	69,228	(308,790)
Operating lease liabilities	(41,906)	(36,838)	(40,565)
Net cash provided by operating activities	$2,021,831	$326,089	$240,355

Cash flows used in investing activities:
Purchases of property, plant and equipment	(7,455)	(592,585)	(8,333)
Net cash used in investing activities	$(7,455)	$(592,585)	$(8,333)

Cash flows (used in) provided by financing activities:
Dividends paid	$(1,474,359)	$-	$-
Payment of offering costs	(543,620)	(1,871,824)	(8,254,865)
Prepayment for financing services	-	(897,436)	-
Deposit paid to a director	-	(600,000)	(297,436)
Payment of offering costs related to ELOC	-	(10,000)	-
Gross Proceeds from Offering	-	5,379,500	13,549,345
Net borrowings from (repayment to) a director	-	8,586	(20,363)
Net cash (used in) provided by financing activities	$(2,017,979)	$2,008,826	$4,976,681

Net (decrease) increase in cash and cash equivalents	$(3,603)	$1,742,330	$5,208,703
Effect of changes in exchange rates	-	-	223
Cash and cash equivalents at beginning of year	557,735	554,132	2,296,462
Cash and cash equivalents at end of year	$554,132	$2,296,462	$7,505,388

Supplemental Disclosure of Cash Flow Information
Interest received	3,481	63,175	41,241
Income tax paid	(89,356)	(154,581)	(508,939)

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for new operating lease obligations	123,162	40,789	-
Accrual of offering costs	762,821	-	-
Ordinary shares issued for settlement of deferred financing costs and Shares issued as compensation for Square Gate	-	364,286	36,788

GLOBAVEND HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

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

Zhiyi International Logistics (Shenzhen) Limited (“Zhiyi”) was incorporated under the laws of the PRC and commenced its operations since May 2025. Zhiyi provides integrated cross-border logistics services with business spans the PRC, Australia and New Zealand.

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

Generally, the Company’s services are divided into integrated cross-border logistics services and air freight forwarding services.

The followings are the consolidated entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Parent company
Globavend Holdings Limited	May, 2023	Cayman Islands	100%	Investment holding company
Wholly-owned subsidiaries
Globavend Associates Limited	May, 2023	British Virgin Islands	100%	Intermediate holding company
Globavend (HK) Limited	June, 2016	Hong Kong	100%	Provision of integrated cross-border logistics services and air freight forwarding services
Globavend Warehouse Limited	September, 2024	Hong Kong	100%	Dormant company
Zhiyi International Logistics (Shenzhen) Limited	May, 2025	The PRC	100%	Provision of integrated cross-border logistics services
Vault BRS LLC	November, 2025	United States	100%	Dormant company
Vault DAT Cayman	November, 2025	Cayman Islands	100%	Dormant company

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

Following such share swap, Globavend HK became the Company’s indirectly owned subsidiaries through Globavend BVI, whereas Globavend Investments became the controlling shareholders of the Company holding 100% of the issued share capital of the Company respectively.

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

On November 10, 2023, the Company completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “GVH”. With the above IPO, the Company received total gross proceeds of US$5.3 million from the issuance of 1,500,000 new ordinary shares from the initial public offering after deducting underwriting discounts, commissions and expenses.

On April 28, 2025, the authorized share capital of the Company increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each. The designation of existing issued shares of US$0.001 par value each of the Company as Ordinary Shares shall remain unchanged.

On June 26, 2025, the Company raised an aggregate gross proceed of $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, via the public offering (the “June 2025 Offering”)for (i) 5,645,997 units (the “Ordinary Units”), each consisting of one Ordinary Share of the Company, par value $0.001 per share, one series A warrant to purchase one Ordinary Share (each, a “Series A Warrant”) and one series B warrant initially to purchase one Ordinary Share (each, a “Series B Warrant”), and (ii) 16,093,133 pre-funded units (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant (each a “Pre-Funded Units”). The 16,093,133 Pre-funded Warrants were fully exercised as of June 27, 2025. Following the exercise, a total of 21,739,130 Series A Warrants and 21,739,130 Series B Warrants related to the June 2025 Offering were issued. As of September 30, 2025, all Series B Warrants have been exercised and all Series A Warrants are outstanding. The Series A and Series B could be exercised immediately and will expire on June 30, 2026.

On July 2, 2025, the board of directors of the Company, approved a reverse stock split that would consolidate every 200 issued and unissued shares of US$0.001 par value each in the share capital of the Company into one share of US$0.20 par value each, with an effective date of July 21, 2025.

On August 27, 2025, the Company entered into a share subscription agreement with Wai Yiu Yau pursuant to which the Company has agreed to issue and allot, and the Subscriber has agreed to subscribe for, 100 management shares in the capital of the Company. The 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes.

On September 2, 2025, the authorized share capital of the Company be increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each. The designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

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

The Company reviews accounts receivable and contract assets on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The loss-rate method is used to estimate the expected credit loss for accounts receivable and contract assets. The loss-rates are estimated based on the age of the balances of accounts receivable, historical experience, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. The assessment of the correlation among historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit loss is sensitive to changes in circumstances and forecast economic conditions. The historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. As of September 30, 2024 and 2025, balance of allowance for expected credit loss was $57,872 and $28,906, respectively.

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

As an infectious disease, the Outbreak was first reported in late December 2019 and has since spread to various countries all over the world. On 11 March 2020, the World Health Organization announced that COVID-19 be characterized as a pandemic based on its assessment and the governments of different countries have taken drastic measures to curb the spread of the Epidemic. The Epidemic has not only endangered the health of citizens but has also disrupted the business operations of various enterprises. While the Company’s business operations are primarily based in Hong Kong, there was no significant impact on the Company’s business in 2023, 2024 and 2025.

Concentration risk

The risk is mitigated by the Company’s assessment of the level of concentration on its major customers and its ongoing monitoring of outstanding balances.

Concentration of major customers and suppliers:

	For the year ended September 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
Major customers representing more than 10% of the Company’s revenues
Customer A	$2,631,405	14.2%	$2,081,273	12.6%	$1,824,554	7.7%
Customer B	3,362,796	18.1%	2,991,256	18.1%	4,119,657	17.5%
Customer C	4,065,106	21.9%	2,647,457	16.0%	1,215,678	5.2%
Customer D	-	0%	351,355	2.1%	5,900,599	25.1%
Total Revenues	$10,059,307	54.2%	$8,071,341	48.8%	$13,060,488	55.5%

	As of September 30,
	2024		2025
	US$	%	US$	%
Major customers of the Company’s accounts receivable, net
Company A	$38,884	2.3%	$60,629	6.0%
Company B	134,812	8.0%	83,948	8.4%
Company C	219,836	13.0%	165,043	16.4%
Company D	155,790	9.0%	114,387	11.4%
Total	$549,322	32.3%	$424,007	42.2%

	For the year ended September 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$2,233,892	13.4%	$1,176,108	8.3%	$888,469	4.2%
Supplier B	1,815,015	10.9%	760,007	5.4%	100,762	0.5%
Panaicia Pty Ltd (note)	5,526,462	33.1%	6,462,561	45.8%	12,593,926	59.4%
Supplier C	3,852,869	23.1%	1,543,703	10.9%	1,542,080	7.3%
Supplier D	-	0%	944,063	6.7%	2,591,320	12.2%
Total Cost of Revenue	$13,428,238	80.5%	$10,886,442	77.1%	$17,716,557	83.6%

	As of September 30,
	2024		2025
	US$	%	US$	%
Major suppliers of the Company’s accounts payables, net
Supplier A	$78,224	3.4%	$28,413	3.8%
Supplier B	-	0.0%	12,102	1.6%
Panaicia Pty Ltd (note)	1,563,137	68.7%	-	0%
Supplier C	284,872	12.5%	275,019	36.9%
Supplier D	48,762	2.1%	198,892	26.7%
Total	$1,974,995	86.7%	$514,426	69.0%

Note: Panaicia Pty Ltd is a related party of the Company, in which its sole director and sole shareholder is one of the shareholders of the Company, Mr. Wai Yiu Yau.

Foreign Currency Translation

The Company uses United State Dollar (“US$”) as its reporting currency. The Company’s operations are principally conducted in Hong Kong and the PRC where Hong Kong dollar and Renminbi (“RMB”) are the functional currencies.

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

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2023, 2024 and 2025.

	For the year ended September 30,
	2023	2024	2025
Year end HKD: US$ exchange rate	7.8000	7.8000	7.8000
Year end RMB: US$ exchange rate	N/A	N/A	7.1190
Year average HKD: US$ exchange rate	7.8000	7.8000	7.8000
Year average RMB: US$ exchange rate	N/A	N/A	7.1670

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks), accounts receivable, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of September 30, 2024 and 2025, the cash balances of $2,296,462 and $7,505,388, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

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

Foreign Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar, Australian dollars and New Zealand. Historically, our principal exposure to foreign currency fluctuations is mainly with respect to our expenses incurred denominated in Australian dollars and New Zealand dollars. Foreign currency fluctuations had a slightly positive impact on net income for the years ended September 30, 2023 and 2024 and had a slightly negative impact on net income for the year ended September 30, 2025. For the years ended September 30, 2023 and 2024, the foreign exchange gains were $118,508 and $156,937, respectively. For the years ended September 30, 2025, the foreign exchange loss was $138,223. The Company has not maintained any hedging policy against foreign currency risk, as the management believes that there was no significant exposure to foreign exchange rate fluctuations. The management will consider hedging significant currency exposure should the need arise.

The following table presents the potential effects on net foreign exchange gains or losses of a hypothetical change of +/- 5% in the exchange rate:

For the year ended September 30, 2024			For the year ended September 30, 2025
Net Foreign exchange gains (US$)	Impact on net foreign exchange gains/(losses) +5% (US$)	Impact on net foreign exchange gains/(losses) -5% (US$)	Net Foreign exchange loss (US$)	Impact on net foreign exchange gains/(losses) +5% (US$)	Impact on net foreign exchange gains/(losses) -5% (US$)
156,937	(7,847)	7,847	138,223	(6,911)	6,911

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

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, deposit, other receivable, accounts payable, other payables, lease liabilities and accrued liabilities and due to (from) a director.

The carrying value of cash and cash equivalents, accounts receivable, deposit, other receivable, accounts payable, other payables and accrued liabilities and due to (from) a director approximate fair value because of the short-term nature of these items. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and 2024.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD800,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 7 to 90 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statements of operations and comprehensive income within operating expenses. The Company used loss-rate methods to estimate allowance for credit loss. For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company use reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value. Balance of allowance for expected credit loss for accounts receivables was $42,932 and $23,067 as of September 30, 2024 and 2025, respectively.

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

Contract assets were $897,409 and $553,218 as of September 30, 2024 and 2025, respectively. Balance of allowance for expected credit loss for contract assets was $14,940 and $5,839 as of September 30, 2024 and 2025, respectively.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of September 30, 2025, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Deferred costs

Deferred offering costs consist principally of incremental cost directly attributable to the Company’s share offering incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the offering of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. As of September 30, 2024 and September 30, 2025, deferred costs were $374,286 and $374,286, respectively.

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

Fixtures, furniture, equipment	5 years
Leasehold improvements	Shorter of lease term or 5 years

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

There was no impairment loss recognized for the years ended September 30, 2023, 2024 and 2025.

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

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the years ended September 30, 2023, 2024 and 2025, respectively, are as follow:

	Year ended September 30,
	2023	2024	2025
Integrated cross-border logistics services	$16,872,539	$15,116,783	$21,744,217
Air freight forwarding services	1,713,989	1,423,396	1,819,740
Total	$18,586,528	$16,540,179	$23,563,957

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines or other freight forwarders and ancillary logistics services fee including costs of custom handling services, last mile carriage, warehouse labor costs and warehouse packaging.

General and Administrative Expenses

General and administrative expenses include salaries and employee benefits, depreciation for fixture, furniture and office equipment and ROU assets, legal and professional fees, travel and entertainment, insurance expenses, audit fees, bank charges, credit loss expense and other office expenses.

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

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of September 30, 2024 and 2025, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of September 30, 2023, 2024 and 2025, there were no dilution impact.

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

As of September 30, 2024 and 2025, the Company had a banking facility arrangement for a bank guarantee line with maximum amount of HK$1,040,000 and HK$1,040,000, respectively, which guaranteed by Mr. Wai Yiu Yau, the director of the Company, and secured by bank deposit from time to time in the bank’s favor. There was no outstanding principal or pledged bank deposit as at September 30, 2025.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker, Mr. Wai Yiu Yau, is the director, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Government Grant

Government grants are accounted for by analogy to ASC 958-605, Contributions Received and Contributions Made. Grant proceeds are not recognized in income until all conditions specified by the granting authority are substantially met. Amounts received in advance of satisfying grant conditions are recorded as government grant liability Once the conditions are satisfied the amounts are recognized in income within other income (or as a reduction of the related expenses).

In 2023, the Company successfully applied for funding support from the Employment Support Scheme, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant.

In 2025, the Company successfully applied for the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Mainland Programme). This fund is designed to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations, and promoting domestic sales in Mainland China to enhance competitiveness and facilitate business development. As of September 30, 2025, the Company recognized a government grant liability of $96,154 relating to funds received under the BUD Fund.

For the years ended September 30, 2023 and 2024, government grants in the amounts of $1,859 and nil were recognized as other income in the consolidated statements of operation and comprehensive income.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of September 30,
	2024	2025
Accounts receivable	$1,727,576	$1,027,270
Less: allowance for expected credit loss	(42,932)	(23,067)
Total	$1,684,644	$1,004,203

The movement of allowances for credit loss is as follow:

	As of September 30,
	2024	2025
Balance at beginning of the year	$(38,534)	$(42,932)
Increase (reversal)	(4,398)	19,865
Balance at ending of the year	$(42,932)	$(23,067)

NOTE 4 – DEPOSITS AND PREPAYMENT

	As of September 30,
	2024	2025
Deposits and prepayment classified as non-current assets:
Trade deposit	$320,513	$192,308
Financing service deposit (note)	897,436	-
Prepaid accounting service fee (note)	-	73,333
Prepaid financing service fee (note)	62,500	-
Deposits paid for purchase of property, plant and equipment	462,974	8,333
Total deposits classified as non-current assets	$1,743,423	$273,974

Deposit – related party classified as non-current assets:
Deposit for operating lease arrangement	600,000	897,436
Total deposit – related party classified as non-current assets	$600,000	$897,436

Deposits and prepayment classified as current assets:
Prepaid insurance expenses	$11,127	$12,115
Prepaid logistics costs	-	4,720
Prepaid accounting service	-	20,000
Financial service deposit (note)	187,500	-
Utility and other deposit	4,551	5,811
Total deposits and prepayment classified as current assets	$203,178	$42,646

Note: During the fiscal year ended September 30, 2025, such balances were fully offset against the $15 million fund raised in the Offering in June 2025, before deducting placement agent fees and other estimated expenses payable by the Company.

NOTE 5 – CONTRACT ASSETS

Contract assets are presented net of allowance for credit loss:

	As of September 30,
	2024	2025
Contract assets	$912,349	$559,057
Less: allowance for expected credit loss	(14,940)	(5,839)
Total	$897,409	$553,218

The movement of allowances for credit loss is as follow:

	As of September 30,
	2024	2025
Balance at beginning of the year	$(12,401)	$(14,940)
Increase (Reversal)	(2,539)	9,101
Balance at ending of the year	$(14,940)	$(5,839)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2024 and 2025, property, plant and equipment, net consisted of the following:

	As of September 30,
	2024	2025
Fixture, Furniture and Equipment	$63,101	$63,101
Leasehold improvement	87,172	87,172
Total property plant and equipment, at cost	150,273	150,273
Less: accumulated depreciation	(27,172)	(96,724)
Total property, plant and equipment, net	$123,101	$53,549

Depreciation expenses for the years ended September 30, 2023, 2024 and 2025 were $3,855, $19,784 and $69,552, respectively.

NOTE 7 – OPERATING LEASES

The Company has one operating lease for office space and warehouse with lease terms of two years. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR minus 2.5%.

As of September 30, 2025, the operating lease arrangement of the office and warehouse on 9th floor of Tsuen Wan Industrial Centre was a related party transaction with Mr. Wai Yiu Yau, a director of the Company.

As of September 30, 2024 and 2025, operating lease consist of the following:

	As of September 30,
	2024	2025
Right-of-use assets, costs	$163,592	$40,789
Accumulated amortization	(47,596)	(42,412)
Modification	-	30,364
Disposal due to early termination	(83,285)	-
Right-of-use assets, net	$32,711	$28,741

As of September 30, 2024 and 2025, operating lease liabilities consist of the following:

	As of September 30,
	2024	2025
Operating lease liabilities - current portion	$41,019	$30,818
Operating lease liabilities - non-current portion	-	-
Total	$41,019	$30,818

During the years ended September 30, 2023, 2024 and 2025, the Company incurred total operating lease expenses of $48,045, $47,297 and $35,783, respectively.

Other lease information is as follows:

	As of September 30,
	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$44,872	$39,231	$42,014
Right-of-use assets obtained in exchange for new operating lease liabilities	$123,162	$40,789	$-
Weighted-average remaining lease term - operating leases	2.9 years	1 year	0.75 year
Weighted-average discount rate - operating leases	3.375%	3.375%	2.75%

The following is a maturity analysis of the annual undiscounted cash flows for operating lease liabilities as of September 30, 2024 and 2025:

	As of September 30,
	2024	2025
Year 1	$41,538	$31,630
Total lease payments	$41,538	$31,630
Less: imputed interest	(519)	(812)
Total operating lease liabilities, net of interest	$41,019	$30,818

NOTE 8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of September 30,
	2024	2025
Accrued staff salaries	$47,087	$70,768
Accrued administrative expenses	182,176	222,070
Accrued offering costs	2,564	-
Government grant liability	-	96,154
Other payables	3,366	2,876
Total	$235,193	$391,868

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

Based on the management’s assessment, the Company determined that it has only one operating segment which is the provision of forwarding services and therefore one reportable segment as defined by ASC 280. For the years ended September 30, 2023, 2024 and 2025, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. The single segment represents the Company’s core business of providing (i) integrated cross-border logistics services; and (ii) air freight forwarding services.

Information for the Company’s breakdown of integrated cross-border logistics revenue destination for the years ended September 30, 2023, 2024 and 2025 are as follows:

	For the year ended September 30,
	2023		2024		2025
	USD		USD		USD
Australia	$14,985,267	88.8%	$13,151,359	87.0%	$19,629,287	90.3%
New Zealand	1,887,272	11.2%	1,965,424	13.0%	2,098,449	9.7%
Total integrated cross-border logistics revenue	$16,872,539	100.0%	$15,116,783	100.0%	$21,727,736	100%

NOTE 10 – OTHER INCOME (EXPENSES)

	For the year ended September 30,
	2023	2024	2025
Foreign exchange gains/ (losses)	118,508	156,937	(138,223)
Miscellaneous income	1,859	16	-
Total	$120,367	$156,953	$(138,223)

NOTE 11 – GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended September 30
	2023	2024	2025
Staff costs	$370,826	$351,155	$436,471
Audit fees	171,667	190,256	250,103
Travel expenses	45,056	192,020	167,819
Legal and professional fees	32,491	191,428	331,826
Insurance	2,131	13,624	96,013
Depreciation charge and amortization of right-of-use assets	50,834	64,688	104,340
Allowance (reversal) for expected credit loss	44,765	6,937	(28,966)
Others	40,956	69,241	59,488
	$758,726	$1,079,349	$1,417,094

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

The PRC

The Company’s subsidiary incorporated in the PRC is governed by the income tax laws of the PRC, and the income tax provisions in respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to a range from 12.5% to 20% of regular income tax. The Company’s PRC subsidiary is a SME.

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

For the years ended September 30, 2023, 2024 and 2025, Hong Kong Government allowed tax reduction of 100% of the profits tax payable, subject to a ceiling of HK$6,000, HK$3,000 and HK$1,500 (US$769, US$385 and USD192).

For the years ended September 30, 2023, 2024 and 2025, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the year ended September 30,
	2023	2024	2025
Hong Kong profit tax:
- Current income tax	$193,020	$224,195	$200,341
- Tax Concession	(769)	(385)	(192)
Income tax expenses	$192,251	$223,810	$200,149

The effective tax rates on income before income taxes for the years ended September 30, 2023, 2024 and 2025 was 15.1%, 14.3% and 22.7%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting period end date.

Reconciliation between the income tax expenses computed by applying the BVI statutory tax rate to income before income taxes and actual provision were as follows:

	Year ended September 30,
	2023	2024	2025
	US$	US$	US$
(Loss) before income tax – Cayman and BVI entities	-	-	(476,632)
(Loss) before income tax – PRC entities	-	-	(13,977)
Income before income tax – Hong Kong entity	1,269,643	1,562,818	1,373,740
Tax expenses at the BVI statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	209,491	257,865	145,523
Tax effect of provision (reversal) for expected credit loss	7,386	1,145	(4,779)
Tax effect of depreciation allowance	(2,703)	(3,237)	9,207
Tax effect of non-deductible expenditure	-	-	78,644
Tax effect of deductible income	-	(10,424)	(7,100)
Tax concession	(769)	(385)	(192)
Additional tax reduction related to two-tiered profits tax regime	(21,154)	(21,154)	(21,154)

Income tax expense	192,251	223,810	200,149

NOTE 13 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Panaicia Pty Ltd	Sole director and sole shareholder is one of the shareholders Mr. Wai Yiu Yau.
Prezario UNO Pty Ltd	Sole shareholder is the spouse of one of the shareholders Mr. Wai Yiu Yau.
Mr. Wai Yiu Yau	One of the directors and shareholders of the Company

(b) Summary of Balances with Related Parties:

		As of September 30,
Deposit and prepayment – related parties:	Note	2024	2025
Mr. Wai Yiu Yau	(1)	$600,000	$897,436
Total		$600,000	$897,436

		As of September 30,
Accounts payable – related party:	Note	2024	2025
Panaicia Pty Ltd	(2)	$1,563,136	$-
Prezario UNO Pty Ltd		64,133	-
Total		$1,627,269	$-

		As of September 30,
Amount due from (to) a director:	Note	2024	2025
Mr. Wai Yiu Yau	(3)	$(8,586)	$33,094
Total		$(8,586)	$33,094

Notes:

1	Deposit – related party was paid to Mr. Wai Yiu Yau, a director of the Company, for the operating lease arrangement related to the rental of a warehouse and office on 9th floor of Tsuen Wan Industrial Centre, with a purchase option. The deposit was refundable upon the termination of arrangement. Imputed interest was calculated by interest rate of 3.375% over the lease term of 24 months which extended to June 30, 2026.

2	Prepayment – related parties and accounts payable – related party are trade in nature, unsecured and non-interest bearing.

3	Amount due from (to) a director is non-trade in nature, unsecured, non-interest bearing and due on demand.

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for years ended September 30, 2023, 2024 and 2025 are listed below:

	For the year ended September 30,
Last mile delivery cost charged by related parties:	2023	2024	2025
Panaicia Pty Ltd	$5,526,462	$6,462,561	$12,593,926
Prezario UNO Pty Ltd	632,613	434,771	464,928
Total	$6,159,075	$6,897,332	$13,058,854

	For the year ended September 30,
Salaries paid to related parties:	2023	2024	2025
Mr. Wai Yiu Yau	$85,000	$10,000	$10,000
Mr. Chun Lin Yau	-	-	-
Ms. Lai Ching Ng	-	-	-
Total	$85,000	$10,000	$10,000

	For the year ended September 30,
Rental expense related to related party lease:	2023	2024	2025
Mr. Wai Yiu Yau	$-	$8,308	$43,615
Total	$-	$8,308	$43,615

	For the year ended September 30,
Interest income from related party:	2023	2024	2025
Mr. Wai Yiu Yau	$-	$5,030	$21,317
Total	$-	$5,030	$21,317

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accounts for loss contingencies in accordance with ASC Topic 450 and other related guidelines.

For the year ended September 30, 2023, IATA has cancelled the bank guarantee requirement and the bank guarantee has been released with the principal bank of the Company.

As of September 30, 2024 and 2025, a bank provided guarantee of nil and nil, respectively, for covering the performance of obligations of the Company.

We have confirmed that as of September 30, 2024 and 2025 and as at the date of the annual report, no enforcement of bank guarantees was made by our suppliers against us. The Company’s management is of the opinion that there are no contingencies to account for.

Commitments

As at September 30, 2025, save as disclosed in note 7 in the consolidated financial statements, the Company did not have any significant capital and other commitments.

NOTE 15 – ORDINARY SHARES AND STRUCTURE SECTION

Globavend Holdings Limited was incorporated under the laws of the Cayman Islands on May 22, 2023. As of September 30, 2024 and 2025, the Company was authorized to issue up to 500,000,000 ordinary shares, 74,656 ordinary shares and 1,526,213 Shares (1,526,113 Ordinary Shares and 100 Management Shares) were issued and outstanding at par value of $0.2 per share.

Initial public offering

On November 8, 2023, the Company completed the initial public offering and listed its ordinary shares on the Nasdaq Capital Market under the symbol “GVH”, and raised approximately US$3.0 million in net proceeds from the issuance of 1,500,000 new shares (7,500 shares retrospectively restated for effect of reverse stock split on July 21, 2025) from the initial public offering after deducting underwriting discounts, commissions and expenses.

ELOC Offering

On March 15, 2024, the Company entered into an equity purchase agreement (the “ELOC Purchase Agreement”) with Square Gate Capital Master Fund, LLC – Series 1, a Delaware limited liability company (the “Investor”), pursuant to which the Investor has committed to purchase up to $20 million of our Ordinary Shares (the “ELOC Shares”), subject to certain limitations and conditions set forth in the ELOC Purchase Agreement. The Company have registered for resale of the ELOC Shares, together with 306,123 Ordinary Shares (1,531 shares retrospectively restated for effect of reverse stock split on July 21, 2025) (the “Commitment Shares”) that the Company have issued to the Investor as commitment shares under and pursuant to the ELOC Purchase Agreement.

On November 11, 2024, the Company issued 47776 ordinary shares (239 shares retrospectively restated for effect of reverse stock split on July 21, 2025) to Square Gate as incentive compensation.

The June 2025 Offering

On June 26, 2025, the Company entered into an underwriting agreement with Univest Securities, LLC, pursuant to which the Company sold (i) 5,645,997 Ordinary Units and (ii) 16,093,133 Pre-Funded Units. The public offering price was $0.69 per Ordinary Unit and $0.689 per Pre-Funded Unit. The 16,093,133 Pre-Funded Warrants were fully exercised as of June 27, 2025. Following the exercise, a total of 21,739,130 Series A Warrants and 21,739,130 Series B Warrants related to the June 2025 Offering were issued. The Series A and Series B could be exercised immediately and will expire on June 30, 2026.

Each Series A was issued with an initial exercise price of $0.69 per share. The terms include a one-time price reset on the 30th calendar day following issuance (the “Reset Date”) to a price equal to 105% of the arithmetic average of the three lowest per share VWAPs during the twenty trading days prior to the Reset Date, subject to a floor price of $0.1395.

Each Series B Warrant was issued with an exercise price of $1.173 per share. The Series B Warrants include a “zero price exercise” option, allowing for cashless exercise into a variable number of shares based on a formula tied to the lowest VWAP during the five trading days prior to exercise.

The Company evaluated the Warrants under the guidance of ASC 470-20, “Debt with Conversion and Other Options, as amended by ASU 2020-06” and ASC 815, “Derivatives and Hedging.” The Company determined that the Series B warrant met the criteria for equity classification and the Series A warrant met the criteria classification under ASC 815-40. Accordingly, the relative fair value of the Series B warrant was recorded as a component of additional paid-in capital on the issuance date. The Series A warrants were initially recognized as liabilities at fair value upon issuance and remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The estimated fair value of both Series A warrants and Series B warrants are immaterial and close to zero at the issuance. The fair value of the Series A Warrants and Series B Warrants on the issuance date, June 26, 2025, was determined utilizing the Black Scholes pricing model, using the following inputs and assumptions:

	Series A Warrants	Series B Warrants
No. of warrants	21,739,130	21,739,130
Risk-free rate	3.96%	3.96%
Estimated volatility rate	70%	70%
Dividend yield rate	-%	-%
Spot price of underlying ordinary shares	0.18	0.18
Initial exercise price	0.69	1.173
Expire date	June 30, 2026	June 30, 2026
Term (in years)	1.01 years	1.01 years

The Company applied the residual value method to allocate the gross proceeds ($15 million) from the 2025-06 Offering as below:

	Ordinary share	Series A Warrants	Series B Warrants
Gross proceeds of the 2025-06 Offering	$15,000,000	$-	$-

Pursuant to the 2025-05 Offering, the Company issued 21,739,130 ordinary shares (108,696 ordinary shares retrospectively restated for effect of reverse stock splits on July 21, 2025). The total net proceeds from the 2025-06 were approximately $5.29 million after underwriting commissions and offering expenses.

As of July 24, 2025 and September 30, 2025, all Series B warrants have been fully exercised and 1,342,522 ordinary shares have been issued accordingly.

As of September 30, 2025, 108,696 Series A Warrants, after giving effect to the reverse stock split on July 21, 2025, were outstanding, and no Series A Warrants expired during the reporting period. The outstanding Series A Warrants had a weighted-average remaining life of 0.75 years and an applicable weighted-average exercise price of $4.33 (after giving effect to the share consolidation). The Company remeasured the fair value of Series A Warrants at September 30, 2025, and the estimated fair value of Series A warrants are close to zero.

2025 Reverse Stock Split

On July 2, 2025, the board of directors of the Company, approved a reverse stock split that would consolidate every 200 issued and unissued shares of US$0.001 par value each in the share capital of the Company into one share of US$0.20 par value each, with an effective date of July 21, 2025 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each 200 pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. The Reverse Stock Split has been retrospectively applied to the consolidated financial statements for the fiscal years ended September 30, 2025, 2024 and 2023.

Share subscription agreement

On August 27, 2025, the Company entered into a share subscription agreement with Wai Yiu Yau pursuant to which the Company has agreed to issue and allot, and the Subscriber has agreed to subscribe for, 100 management shares in the capital of the Company. The 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes.

Increase in share capital

On September 2, 2025, the authorized share capital of the Company was increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each. The designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged.

NOTE 16 – SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2025, up through February 13, 2026, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On November 12, 2025 and November 21, 2025, Vault BRS and Vault Cayman were incorporated under the laws of Delaware, United States and the Cayman Islands, respectively. Vault BRS is a direct wholly owned subsidiary of Globavend Holdings and wholly owns Vault Cayman. The Dormant Subsidiaries were established for further development of our business and are currently dormant.

On December 31, 2025, the Company priced a registered direct offering of 889,359 ordinary shares or pre-funded warrants to purchase ordinary shares at an effective purchase price of $1.60 per share or pre-funded warrant. The offering generated gross proceeds of approximately $1.4 million, before deducting placement agent fees and other offering expenses. The offering closed on January 2, 2026, and the Company intends to use the net proceeds for working capital and general corporate purposes.